As filed with the Securities and Exchange Commission on December 11, 2015

Registration No. 333-206718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ceres, Inc.

(Exact name of registrant as specified in its charter)

Delaware	100	33-0727287
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1535 Rancho Conejo Boulevard
Thousand Oaks, CA 91320
(805) 376-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Hamilton
President and Chief Executive Officer
Ceres, Inc.
1535 Rancho Conejo Boulevard
Thousand Oaks, CA 91320
(805) 376-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Evans III
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
Tel: (212) 848-4000
Fax: (212) 848-7179

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)(3)		Amount of Registration Fee
Class A Units consisting of:	$		$
(i) Shares of Common Stock, par value $0.01 per share
(ii) Warrants to purchase Common Stock(4)
Class B Units consisting of:
(i) Shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share
(ii) Shares of Common Stock issuable on conversion of Series A-1 Convertible Preferred Stock(4)(5)
(iii) Warrants to purchase Common Stock(4)
Common Stock issuable upon exercise of warrants(5)	$		$
Total		$17,000,000		$1,711.90	(6)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes the price of additional units, consisting of shares of Common Stock and warrants to purchase shares of Common Stock, that the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Includes the price of shares of Common Stock issuable upon exercise of warrants at an exercise price of $ per share of Common Stock.
(4)	No fee pursuant to Rule 457(g) under the Securities Act of 1933.
(5)	Pursuant to Rule 416 under the Securities Act, includes an indeterminate number of additional shares of Common Stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.
(6)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS	DATED DECEMBER 11, 2015

2,960,530 Class A Units consisting of Common Stock and warrants and 4,750 Class B Units consisting of shares of Series A-1 convertible preferred stock and warrants (and 15,460,630 shares of Common Stock underlying shares of Series A-1 convertible preferred stock and warrants)

We are offering 2,960,530 Class A units, with each Class A Unit consisting of one share of our common stock, par value $0.01 per share (the “Common Stock”), and a warrant to purchase one share of our Common Stock (together with the shares of Common Stock underlying such warrants, the “Class A Units”) at a public offering price of $     per Class A Unit. Each warrant included in the Class A Units entitles its holder to purchase one share of Common Stock at an exercise price of $    .

We are also offering to those purchasers, whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of our outstanding Common Stock following the consummation of this offering, the opportunity to purchase, in lieu of the number of Class A Units that would result in ownership in excess of 9.99%, Class B Units. Each Class B Unit will consist of one share of Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “A-1 Preferred Stock”), convertible into 1,315.800 shares of Common Stock and warrants to purchase 1,315.800 shares of our Common Stock (together with the shares of Common Stock underlying such shares of A-1 Preferred Stock and such warrants, the “Class B Units” and, together with the Class A Units, the “units”) at a public offering price of $     per Class B Unit. Each warrant included in the Class B Units entitles the holder to purchase one share of Common Stock at an exercise price of $    .

The Class A Units and Class B Units will not be certificated and the shares of Common Stock, A-1 Preferred Stock and warrants comprising such units are immediately separable and will be issued separately in this offering.

The underwriters have the option to purchase up to (i) 1,381,587 additional shares of Common Stock, and/or (ii) additional warrants to purchase up to 1,381,587 additional shares of Common Stock solely to cover over-allotments, if any, at the price to the public less the underwriting discounts and commissions. The over-allotment option may be used to purchase shares of Common Stock, or warrants, or any combination thereof, as determined by the underwriters, but such purchases cannot exceed an aggregate of 15% of the number of shares of Common Stock (including the number of shares of Common Stock issuable upon conversion of shares of A-1 Preferred Stock) and warrants sold in the primary offering. The over-allotment option is exercisable for 45 days from the date of this prospectus.

Our Common Stock is listed on the NASDAQ Capital Markets under the symbol “CERE.” The last reported sale price of our Common Stock on December 9, 2015 was $0.76 per share. We do not intend to apply for listing of the shares of A-1 Preferred Stock or the warrants on any securities exchange or other trading system. We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

You should read this prospectus carefully before you invest.

See “Risk Factors” on page 10 of this prospectus to read about factors you should consider before buying units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Unit	Per Class B Unit	Total
Public offering price	$	$	$
Underwriting discount(1)(2)	$	$	$
Proceeds, before expenses, to Ceres	$	$	$

(1)	We have also agreed to issue warrants to the representative of the underwriters and to reimburse the representative for certain expenses. See “Underwriting.”
(2)	We have granted a 45 day option to the underwriters to purchase up to an additional 1,381,587 shares of Common Stock and/or warrants exercisable for up to an additional 1,381,587 shares of Common Stock (up to 15% of the shares plus the number of shares of Common Stock issuable upon conversion of shares of A-1 Preferred Stock and up to 15% of the warrants firmly committed in this offering) solely to cover over-allotments, if any.

The underwriters expect to deliver the securities underlying the units against payment in New York, New York on            , 2015.

LADENBURG THALMANN

The date of this prospectus is            , 2015.

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed by us with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. This prospectus is not an offer to sell or an offer to buy units in any jurisdiction where offers and sales are not permitted. The information in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of units.

Neither we nor the underwriters have done anything that would permit a public offering of the units or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the units and the distribution of this prospectus outside of the United States.

Based on the Exchange Rate of the Central Bank of Brazil, on November 10, 2015, one Real was equivalent to 0.26 U.S. dollars.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, contained in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors”, before making an investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find Additional Information.” Unless otherwise indicated in this prospectus, “Ceres”, “our company”, “the Company”, “we”, “us” and “our” refer to Ceres, Inc. and our subsidiaries, Ceres Sementes do Brasil Ltda., Ceres Agrotechnologies Intl LLC and CS Semillas de México, S. de L. de C.V.

Business Overview

The Company

We are an agricultural biotechnology company that develops and markets seeds and traits to produce crops for feed, forages, sugar and other markets. We use a combination of advanced plant breeding, biotechnology and bioinformatics to develop seed products and biotechnology traits to address many of the current limitations and future challenges facing agriculture. These technology platforms, which can increase crop productivity, improve quality, reduce crop inputs and improve cultivation on marginal land, have broad application across multiple end markets, including food, feed, fiber and fuel.

Increased global prosperity is driving increasing agricultural demand. As human societies become wealthier, they typically increase meat and dairy consumption. As a result, demand for forage, feed and hay crops to feed meat and dairy cattle is expected to continue to increase. We believe that growers of forage crops, including vertically integrated businesses such as dairies, will need to seek improved sources of forage as well as utilize more marginal quality cropland, or cropland with limited water availability, to meet their feedstock requirements. To maximize milk and meat production, dairies and livestock producers frequently supplement rations of grasses with other crops and nutritional sources. We believe that a single crop plant with improved forage quality can be a significant supplement to existing livestock feed rations. Using our technology platforms, we are developing forage and feed crops with a better balance of yield, energy and nutrition. In forage sorghum, we are taking advantage of the natural drought tolerance and lower fertilizer requirements of sorghum and combining it with biotech traits for enhanced biomass yield and quality. By utilizing our high biomass or quality traits, such as our high carbohydrate trait, we believe sorghum could potentially surpass silage corn in milk yield per acre, which is a key crop performance metric for dairies. We also believe there is an opportunity to utilize these traits in other forage crops, such as alfalfa and silage corn. Many of these traits have already been developed as part of our historical activities in bioenergy.

Our current commercial seed products have demonstrated a number of favorable attributes for forage feed, including high yields and lower water requirements, as well as competitive production costs relative to corn and certain hay crops. In addition our product development pipeline contains numerous traits and seed products that have demonstrated further yield improvements as well as enhanced energy content and nutrition. Following commercial field evaluations in 2014, we launched our U.S. forage sorghum business in 2015 and initiated multiple distribution arrangements with well-established providers of crop inputs and services, including Helena Chemical Company, Wilbur-Ellis and 3rd Millennium Genetics. Distributors provide us with local market information, agronomy support and access to their customer base.

In addition to our forage sorghum opportunity, in certain crops, including corn, rice and sugar beet, we have out-licensed a portion of our traits and gene technology to existing market participants and continue to pursue opportunities to out-license these technologies, among other go-to-market strategies. We believe that the strength of our technology has been validated by our receipt of multiple competitive grants as well as collaborations with leading companies. We also have significant intellectual property rights to our technology platforms, traits and seed products.

Forage Sorghum Seed and Traits

In 2015, we expanded our sorghum offerings to include hybrids for use as livestock feed and forage. We are leveraging our core capabilities in plant transformation and biotech traits and combining them with proprietary forage sorghum hybrids and breeding lines. Our goal is to expand forage sorghum into a major feed crop with higher yield and nutritional quality. We believe that our opportunity is supported by the following capabilities and advantages:

•	Access to Leading Germplasm via Long-Term Relationship with Texas A&M University. Since 2007, we have acquired access to valuable sorghum parental lines (germplasm) through our strategic collaboration with Texas A&M University. We believe that this long-term relationship will continue to play a key role in developing new hybrids for the forage market similar to the advantages we received during our historical activities with similar types of sorghum.
•	Multiple Distribution Arrangements. We have entered into several distribution agreements with well-established distributors of crop inputs and services in North America, including Helena Chemical Company, Wilbur-Ellis and 3rd Millennium Genetics. For the 2015 growing season underway in North America, we sold more than 4,000 acres of our Blade forage sorghum seed products for commercial evaluations, compared to approximately 3,000 acres previously estimated in July 2015 and 600 acres planted the previous season. We believe drought and water supply concerns in certain regions of the U.S. positively influenced customer decisions to plant our forage sorghum hybrids. As an outlet for previous generations of products in our portfolio, we also introduced generic seed for certain market segments. Plantings of generic seed are expected to cover several thousand additional acres.
•	Favorable Performance Compared to Other Forage Sorghum and Silage Corn. Our current hybrids, which are traditionally bred and do not yet contain biotech traits, have performed well in numerous commercial and multi-hybrid field trials in the United States and have demonstrated a number of favorable attributes for forage feed, such as high yields and lower water requirements, as well as competitive production costs relative to corn and certain hay crops. For example, in two university-led evaluations, which included products from well-known seed companies, we achieved the highest milk production yield per acre, which is a key metric for dairy operations. For the 2015 growing season in North America, we are evaluating more than a dozen new hybrids that offer performance advantages such as higher yields and improved nutrition.
•	Field Validated Biotech Traits and Non-Regulated Status. We have also advanced our biotech traits in sorghum for additional field evaluations in the United States. In a 2014 U.S. field evaluation, one of our leading biotech traits provided a greater than 20% biomass yield advantage in a commercial-type sorghum. In 2014, we also received confirmation from the USDA that our high biomass trait was not considered a regulated article under 7 CFR §340 of the USDA’s mandate to regulate genetically engineered traits. This determination is likely to make it more cost-effective and timely for us to develop this trait in sorghum, and as a result, we believe we have a clear and near-term path forward to the commercialization of this trait. We are targeting commercial release as early as 2018. By utilizing our high biomass or quality traits, such as our high carbohydrate trait, which has been validated in the greenhouse, we believe sorghum could potentially surpass silage corn in milk yield per acre, which is a key crop performance metric for dairies.

Biotech Traits for Sugarcane and Other Crops

Our biotechnology traits include traits that increase biomass yields and provide greater yield stability and resilience to drought and other stress conditions. Our strategy is to focus on genes that have shown large, step increases in performance, and whose benefits are largely maintained across multiple species. Trait performance is evaluated in target crops, such as corn, rice and sugarcane, through multi-year field tests in various locations. To date, our field evaluations have largely confirmed earlier results obtained in greenhouse and laboratory settings.

We believe that a number of our biotech traits could provide significant benefits to sugarcane production, such as improved biomass yields and greater resilience to drought and other stress conditions. Biotech solutions are particularly attractive in sugarcane because improvements through plant breeding have been cumbersome and slow compared to other crops. In research-scale field evaluations completed in March 2015, our biotech traits demonstrated significant advantages in enhancing and protecting yields in commercial sugarcane varieties under tropical conditions in Latin America. Plantings for the next stage of field trials were completed in June 2015 ahead of our original schedule.

In two years of field evaluations in corn in China, our multi-gene biotech traits demonstrated significant yield advantages over controls in many of our research-scale field evaluations. We have expanded the scope of our trials, including evaluations of our traits in a more diverse set of corn breeding lines. Results of these evaluations are expected by January 2016. We believe that our results represent an important step forward in crop biotechnology. We have optimized the expression of our genes in a more precise and sophisticated manner than is usually the case. In addition, we believe that combining genes together, to either create a stronger trait or combine complementary traits, provides the best approach to generate high impact advantages, such as increased grain yield or better drought tolerance.

We have also developed a new high-throughput, low-cost approach called iCODE, to rapidly create, evaluate and select optimal combinations of genes and their control components for next-generation biotechnology traits in crops. We believe that iCODE may have application in multiple row crops, including canola, corn, cotton, rice, sorghum, soybean and wheat. Due to the efficiency of the system, we believe that it can enable new kinds of discoveries and allow even smaller research programs to compete effectively against larger companies. In August 2015, we were awarded a U.S. patent covering our iCODE technology.

In the third quarter of fiscal year 2015, we entered into a multi-year collaboration with a leading agricultural producer to develop biotech traits for our collaborator’s crop in a defined geography. We expect the development and commercialization program will be fully funded by our collaboration partner, with payments to us expected to exceed $1.0 million by mid-2016. Under the agreement, we will also receive royalties for new cultivars commercialized under the collaboration. We are also exploring discussions with other agricultural companies to develop and commercialize our biotech traits in crops, such as corn and sugarcane, for certain geographies. In October 2015, we entered into a multi-year collaboration with Forage Genetics International (“FGI”) to develop and commercialize improved alfalfa. We expect that FGI will begin evaluating alfalfa varieties with our traits by next year. Results from these trials will determine commercialization timelines.

Persephone Bioinformatics Software

We have developed proprietary bioinformatics software, known as Persephone, to deal with the massive amounts of data generated in plant genomics. In September 2015, we licensed Persephone to global seed developer, KWS SAAT SE. Bayer CropScience, Syngenta Biotechnology and HZPC Holland BV, all multi-national life sciences companies, have also licensed Persephone as their primary genome browser. The technology is also being evaluated by other companies and institutions in plant genomics. We also intend to expand into new markets, such as biomedical research and diagnostics, where genomic and genetic data is analyzed and viewed in a similar manner to plant genomics.

Competitive Strengths

We believe that we possess a number of competitive strengths that position us to become a leading provider of seeds, traits and bioinformatics technologies, including:

Current Commercial Products with Multiple Advanced Products in Pipeline

Our current commercial products and product pipeline contain numerous traits and seed products with potential across multiple crops including sorghum, sugarcane and corn, among others. Moreover, we are focused on crops and traits outside the primary market areas of major international agrochemical and agricultural biotechnology corporations.

Leading Platform with Full Agricultural Biotech Seed Company Capabilities

We are an agricultural biotechnology company that uses biotechnology, advanced plant breeding and genomic technologies to create high value traits and seeds to produce agricultural crops. Our integrated technology platform delivers a combination of valuable genetic assets and competencies in genomics and gene mapping, biotechnology and bioinformatics. Our iCODE technology enables high throughput genetic testing that can speed up the trait development process. In addition to possessing the research and development capabilities necessary to generate new product candidates, we are vertically integrated, which gives us the ability to bring agricultural biotechnology products to market in select crops.

Extensive Intellectual Property Portfolio of High Value Traits and Germplasm

We have an extensive intellectual property portfolio of both field-validated high value traits and germplasm, which includes thousands of specimens and breeding lines, as well as multiple pools of regionally adapted germplasm spanning multiple climates. We have extensive filings around unique combinations of gene promotors and protein coding sequences. Having both germplasm and field-validated trait portfolios allows us to leverage the synergies created to facilitate innovation in a way that is not possible with germplasm or traits alone. In our focus geographies, we believe that we have a significant advantage over new entrants who would need several generations of germplasm development and/or access to biotech traits to achieve performance equivalent to our current product portfolio and pipeline.

Multiple Out-Licensing Opportunities

Our biotech traits and core technology platforms provide multiple opportunities for exclusive or non-exclusive out-licensing, by crop and/or geography and market. Traits developed through biotechnology, also known as genetic engineering, can be added to multiple crops with similar effect in most cases. Our strategy is to focus on genes that have shown large, step increases in performance and whose benefits are largely maintained across multiple species.

Positioned to Capitalize on Growth of Large End Markets

Our biotechnology platform, which has proven to increase biomass productivity, raise quality, reduce crop inputs and improve cultivation on marginal land, has broad application across multiple end markets and crops.

Validated, Robust Bioinformatics Platform

We have established our Persephone bioinformatics software as a preeminent platform for storing, organizing, accessing and visualizing genetic information, and have displaced incumbent solutions at major life science companies. The software includes a number of proprietary data management optimizations to quickly access and visualize very large datasets. This speed enables more dynamic visualizations, intuitive discovery and greater insights into genetic information. We believe that our direct experience using Persephone internally and our ability to continually develop and launch new versions with additional features and functions will enable us to further establish our market position in the plant sciences and expand into new markets, such as biomedical research and diagnostics.

Attractive Business Model

Seed businesses traditionally incur significant research and development expenditures and have long product development time lines, but benefit from a combination of high gross margins, low capital expenditure requirements and intellectual property protection. Once developed, seeds require little physical infrastructure or production cost to be replicated for sale. Seeds are typically priced, however, based on a share of the value created to the customer as opposed to their cost of production. In general, seed costs to growers are a relatively small percentage of their total production cost, but the performance of those seeds is critical to the growers’ economics. We believe we can position our business to take advantage of low production costs relative to the high value of our products to our customers.

Management Team with Significant Industry Experience

Our management team includes leading scientists and industry experts who have extensive experience in the field of agricultural biotechnology and possess a deep understanding of a variety of agricultural and biotechnology businesses, including the seed industry.

Our Strategy

Our objective is to be a leading provider of seeds and traits to a variety of agricultural markets, including livestock feed and forage, sugar and other markets. In our realigned business, we plan to leverage many of the technology advances we achieved historically for bioenergy markets, including traits for increased biomass and improved digestibility. Key elements of our business strategy include:

•	Expand forage sorghum’s use into a major feed crop with greater yield and nutritional quality, increased value capture and expanded market potential;

•	Make use of the positive regulatory landscape to introduce biotech traits in our branded sorghum seed products, beginning in the U.S.;
•	Pursue additional license and royalty-based collaborations with market leaders in multiple geographies to introduce our biotechnology traits to other forage crops and sugarcane;
•	Continue to realign our business operations in Brazil toward sugarcane trait development and commercialization, and work with well-established local partners; and
•	Increase the number of plant sciences customers utilizing our Persephone platform and expand into the biomedical fields, where genetic information is analyzed and viewed in a similar manner to plant genomics.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. For example, we have a history of net losses, we expect to continue to incur net losses and we may not achieve or maintain profitability. We also may not be able to continue as a going concern. Furthermore, our forage products are in the early stages of commercialization and we have generated limited revenue from seed sales. Substantially all of our revenue to date has been derived from collaborations and government grants. Over the next several years, we expect our revenue will shift from being derived primarily from collaborations and government grants to product sales. As of August 31, 2015, we had an accumulated deficit of $332.1 million. We expect to incur additional losses for at least the next several years as we continue to move forward with our commercialization activities, invest in our research and development programs and develop new products. Additional risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a history of net losses; we expect to continue to incur net losses and we may not achieve or maintain profitability.
•	We may not be able to continue as a going concern.
•	We will require additional financing and may not be able to obtain such financing on favorable terms, if at all, which would force us to significantly curtail our operations.
•	The realignment of our business announced on June 19, 2015 to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops may not deliver the expected results and we may not be able to execute on our new strategy.
•	We are at the beginning stages of developing our brand awareness for our crops, and we have limited experience in marketing and selling our products and will need to expand our sales and marketing infrastructure.
•	We have only completed a limited number of evaluations and commercial-scale production of our sorghum products in the U.S. forage market and, to the extent that our sorghum products do not result in expected yields, we may have difficulty commercializing our sorghum products.
•	Our biotech products require a multi-year development process and are not yet available for commercial use.
•	Our third-party distributors may not effectively market and sell our products.
•	Our business will be adversely affected if the field trials being conducted by our collaborators or potential customers fail to perform as expected.
•	Our product development efforts use complex integrated technology platforms and require substantial time and resources to develop and our efforts may not be successful or the rate of product improvement may be slower than expected.
•	We face significant competition in all areas of our business, and if we do not compete effectively, our business will be harmed. We are relatively new to the forage sorghum seeds market and face competition from a number of well-established market participants.

•	Our software products are complex, which makes it difficult to innovate and avoid costs related to correction of program errors.
•	A significant portion of our revenue to date is generated from government grants and continued availability of government grant funding is uncertain and contingent on compliance with the requirements of the grant.
•	Compliance with applicable government regulations, particularly with respect to biotechnology products, is time-consuming and costly.
•	The timely introduction of our traits in the United States for our sorghum and other crops relies on non-regulated status under certain USDA regulations. We may lose such non-regulated status in the U.S. or we may face other regulations that could limit or block the introduction of our traits developed through biotechnology or other similar technologies in the U.S. or other markets.
•	The degree of public understanding and acceptance or perceived public acceptance of our biotechnology products can affect our sales and results of operations by affecting approvals, regulatory requirements and customer purchase decisions.
•	Our inability to adequately protect our proprietary technologies and products could harm our competitive position.
•	The value of our intellectual property could diminish due to technological developments or challenges by competitors, making our products less competitive.

Corporate Information

We were incorporated in the State of Delaware in March 1996 under the name Ceres, Inc. Our corporate headquarters are located at 1535 Rancho Conejo Boulevard, Thousand Oaks, California 91320, and our telephone number is +1 (805) 376-6500. Our website address is www.ceres.net. The information contained on our website or that can be accessed through our website is not part of this prospectus and investors should not rely on any such information in deciding whether to purchase our Common Stock.

Our logos, “Ceres®”, “Blade®”, “Skyscraper®”, “PersephoneTM” and “iCODETM” and other trademarks or service marks of Ceres, Inc. appearing in this prospectus are the property of Ceres, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

The Offering

Class A Units offered by us
We are offering 2,960,530 Class A Units and Class B Units. Each Class A Unit consists of one share of Common Stock and a warrant to purchase one share of our Common Stock (together with the shares of Common Stock underlying such warrants).
Public offering price per Class A Unit
$
Class B Units offered by us
We are also offering to those purchasers, whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of our outstanding Common Stock following the consummation of this offering, the opportunity to purchase, in lieu of the number of Class A Units that would result in ownership in excess of 9.99%, Class B Units. Each Class B Unit will consist of one share of A-1 Preferred Stock, par value $0.01 per share, convertible into 1,315.800 shares of Common Stock and warrants to purchase 1,315.800 shares of our Common Stock (together with the shares of Common Stock underlying such shares of A-1 Preferred Stock and such warrants).
Public offering price per Class B Unit
$
Over-allotment option
We have granted the underwriters an option to purchase up to 1,381,587 additional shares of Common Stock and/or warrants to purchase an additional 1,381,587 shares of Common Stock. This option is exercisable, in whole or in part, for a period of 45 days from the date of this prospectus.
Description of warrants
The warrants will be exercisable beginning on the closing date and expire on the five (5) year anniversary of the closing date at an initial exercise price per share equal to $ , subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our Common Stock.
Common stock outstanding prior to this offering
8,830,700 shares, as of November 10, 2015
A-1 Preferred Stock outstanding prior to this offering
None
Common stock to be outstanding after this offering
11,791,230 shares
A-1 Preferred Stock to be outstanding after this offering
4,750 shares
Use of proceeds
We expect to receive net proceeds from this offering of approximately $5.8 million, based on an assumed offering price of $0.76 per Class A Unit and $1,000 per Class B Unit and after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including working capital. See “Use of Proceeds”.

Nasdaq Capital Market trading symbol
CERE
No listing of A-1 Preferred Stock or warrants
We do not intend to apply for listing of the shares of A-1 Preferred Stock or warrants on any securities exchange or other trading system.
Risk Factors
See “Risk Factors” on page 10 of this prospectus to read about factors you should consider before buying units.

The number of shares of Common Stock that will be outstanding after this offering is based on 8,830,700 shares outstanding as of November 10, 2015, and excludes:

•	392,381 shares of Common Stock issuable upon exercise of options to purchase our Common Stock outstanding as of November 10, 2015 at a weighted average exercise price of $44.13 per share;
•	2,678,930 shares of Common Stock issuable upon exercise of warrants to purchase our Common Stock outstanding as of November 10, 2015 at a weighted average exercise price of $11.79 per share;
•	5,200 shares of Common Stock reserved as of November 10, 2015 for future issuance under our 2010 Stock Option/Stock Issuance Plan;
•	147,639 shares of Common Stock reserved as of November 10, 2015 for future issuance under our Amended and Restated 2011 Equity Incentive Plan;
•	6,250,050 shares of Common Stock that may be issued upon conversion of shares of A-1 Preferred Stock;
•	9,210,580 shares of Common Stock underlying the warrants issuable to investors in connection with this offering; and
•	184,211 shares of Common Stock underlying the warrants issuable to the representative (as defined below) in connection with this offering. See “Underwriting — Representative’s Warrants.”

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

The summary data presented below for each of the years in the two-year period ended August 31, 2015, are derived from the consolidated financial statements of Ceres, Inc. and subsidiaries, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of August 31, 2015 and 2014, and for each of the years in the two-year period ended August 31, 2015, and the report thereon, are included elsewhere in this prospectus. You should read the summary of our consolidated financial data set forth below together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended August 31,
	2015	2014
Consolidated Statement of Operations	(In thousands, except share and per share data)
Revenues
Product sales	$434	$146
Services	2,286	2,258
Total revenue	2,720	2,404
Cost and operating expenses
Cost of product sales	5,267	3,021
Research and development	9,684	14,156
Selling, general and administrative	15,946	14,484
Total cost and operating expenses	30,897	31,661
Loss from operations	(28,177)	(29,257)
Interest expense	(30)	(68)
Interest income	28	5
Other income	24	—
Loss before income taxes	(28,155)	(29,320)
Income tax (expense) benefit	(1)	(1)
Net loss	$(28,156)	$(29,321)
Basic and diluted net loss per share(1)	$(4.57)	$(6.48)
Weighted average outstanding common shares used for net loss per share attributable to common stockholders:
Basic and diluted(1)	6,166,006	4,525,745

(1)	The basic and diluted loss per share are computed by dividing the net loss by the weighted average number of common shares outstanding during the period. As we have losses in all periods presented, all potentially dilutive common shares comprising of stock options, warrants, convertible notes and convertible preferred stock are anti dilutive.

As of August 31, 2015
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,095
Total assets	$11,122
Total indebtedness (including short term indebtedness)	$18
Total stockholders’ equity	$4,213

RISK FACTORS

Investing in the units involves a high degree of risk. You should carefully consider the risks and uncertainties set forth below, together with all of the other information set forth in this prospectus, before investing in the units. If any of these risks actually occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the price of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a history of net losses; we expect to continue to incur net losses; we may not achieve or maintain profitability.

With the exception of the fiscal years ended December 31, 2003, 2005 and 2006, we have incurred net losses each fiscal year since our inception. As of August 31, 2015, we had an accumulated deficit of $332.1 million. We expect to incur additional losses for at least the next several years as we continue to move forward with our commercialization activities, invest in our research and development programs and develop new products. The extent of our future net losses will depend, in part, on our product sales growth and revenue from collaborations and government grants, and on the level of our operating expenses. To date, substantially all of our revenue has been derived from collaboration agreements and government grants, and we have had very limited revenue from seed sales. Over the next several years, we expect our revenue will shift from being derived primarily from collaborations and government grants to product sales. However, this may take longer than expected due to the time it takes to evaluate our seeds in various markets. Our ability to generate future revenue will depend upon our ability to meet our obligations under our collaborations and government grants, to enter into new collaborations or out-licensing agreements and to successfully commercialize our products. Our success in generating revenue from product sales depends in large part on the success of our sorghum products in the United States, and in the future, on the adoption of our traits or genetic technologies, such as Persephone bioinformatics software and iCODE multi-gene trait development system. Even if we do achieve profitability, we may not be able to sustain or increase our profitability.

We may not be able to continue as a going concern.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We expect to incur further losses in the operations of our business and have been dependent on funding our operations through the issuance and sale of equity securities. Our accumulated deficit as of August 31, 2015 was $332.1 million. Our cash and cash equivalents of $8.1 million as of August 31, 2015 is not sufficient to enable us to remain in business beyond January 2016 without raising further capital or significantly curtailing our operations. These circumstances raise substantial doubt about our ability to continue as a going concern. As a result of this uncertainty and the substantial doubt about our ability to continue as a going concern as of August 31, 2015, our independent registered public accounting firm issued a report dated November 23, 2015 stating that the Company has incurred recurring losses and expects that the current level of cash and cash equivalents will only be sufficient to fund operations until January 2016 which raises substantial doubt about its ability to continue as a going concern. Investors in our securities should review carefully the report of our independent registered public accounting firm, which is included in this Annual Report on Form 10-K.

Our consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. Therefore, you should not rely on our consolidated financial statements as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

We will require additional financing and may not be able to obtain such financing on favorable terms, if at all, which would force us to significantly curtail our operations.

We will continue to need capital to fund our research and development projects, to commercialize our products and to provide working capital to fund other aspects of our business. As of August 31, 2015, we had cash and cash equivalents of $8.1 million. We believe this will only be sufficient to fund our operations until

January 2016. In order to fund our operations beyond that time, we will need to raise additional funds. We are evaluating opportunities to secure additional financing, including the issuance of equity or debt, sale or divesture of business units, and additional revenues from grants or collaborations. However there are no assurances that such opportunities will be available or available on terms that are acceptable to us. If future financings involve the issuance of equity securities, our existing stockholders would suffer dilution. If we are able to raise debt financing, we may be subject to restrictive covenants that limit our operating flexibility or require us to encumber our assets. We may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures will be significantly limited. If this happens, we may be forced to obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, grant licenses to our technology and sell assets on terms that are not favorable to us or delay or terminate research and development programs or the commercialization of products or significantly curtail or cease our operations.

We have shifted our business focus and strategy from seeds for dedicated energy crops to seeds and traits for food and forage markets and other crops and we may not be successful in implementing this new strategy.

In 2014, we began realigning our business to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops. Previously, we prioritized our working capital in Brazil, where, since 2010 we were focused on the large-scale evaluation and adoption of our high biomass sorghum for power generation and sweet sorghum for ethanol production. Due in part to the economic challenges faced by the Brazilian ethanol industry, including low oil prices, the struggling Brazilian economy and unfavorable government policies in Brazil, in June 2015, we began restructuring our operations in Brazil to substantially scale back those operations. We cannot assure you that as a new entrant to these markets, we will be successful in commercializing our products and services, recouping development and commercialization-related expenses, or competing against established market participants. If we are not able to bring our existing products or new products and services with significant commercial potential to market in a timely manner, we will not be successful in building a sustainable or profitable business.

The realignment of our business announced on June 19, 2015 to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops may not deliver the expected results.

On June 19, 2015, we announced the continued realignment of our business to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops. As part of the realignment, we undertook a restructuring of our Brazilian seed operations. The restructuring of our Brazilian seed operations, includes, among other actions, a workforce reduction that initially impacted 14 positions in Brazil primarily related to administration, operations and manufacturing as well as 2 support positions in the United States. We estimated that we would incur charges of approximately $0.6 million over the five-month period ending in October 2015 with respect to the initial workforce reductions in Brazil and the U.S., including $0.1 million in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated, and $0.5 million of one-time severance and other costs, all of which will be cash expenditures.

As of August 19, 2015, we had initiated a further workforce reduction that impacted an additional 19 positions in Brazil. We estimated that we would incur additional charges of approximately $0.8 million over the four month-period ending on December 31, 2015 with respect to the additional workforce reductions in Brazil, including $0.1 million in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated, and $0.7 million of one-time severance and other costs, all of which will be cash expenditures. We expect to save up to approximately $8.0 to $10.0 million in cash in fiscal 2016 as a result of restructuring our operations as described above, which is higher than we originally estimated. The restructuring of our Brazilian seed operations is expected to be substantially completed by February 1, 2016. After full implementation of the restructuring plan, our Brazilian operations will be focused on sugarcane trait development activities for the Brazilian sugarcane market. There can be no assurance that we will achieve the cost savings we expect in fiscal 2016 after fully implementing the realignment plan.

Our realignment plan and its implementation may interfere with our ability to achieve our business objectives, may be difficult to manage and may increase the likelihood of turnover of other key employees, all of which may have an adverse impact on our business. In addition, we cannot be sure that the realignment plan will be as successful in reducing our overall expenses as expected, that we will be successful in our new markets or that additional costs will not offset any cost reductions from our realignment plan. If our realignment plan does not achieve the expected results, our business and results of operations will be adversely impacted.

Our forage products are in the early stages of commercialization and we have generated minimal sales from our products.

We have refocused our business on new market opportunities, including the forage feed markets and sugarcane markets, and our existing products for these markets are also still in the early stages of commercialization. Our efforts to commercialize our products may not be successful. Our seed product sales for the years ended August 31, 2015, August 31, 2014 and August 31, 2013 were minimal and were derived mainly from sales to third parties that were evaluating our products in the Brazilian market. We began selling seed in the Brazilian market in November 2011 and in the U.S. in 2009, and entered into the forage sorghum seeds market in 2014. As of August 31, 2015, product sales, which include both seed sales and biomass sold under our various sales incentive and promotional programs, have been approximately $2.0 million in the aggregate since our inception.

One of our largest immediate commercial opportunities is the U.S. forage market. Since 2014, we have completed a limited number of commercial-scale evaluations of our sorghum products in the U.S. forage market with growers, dairies and livestock producers, and we have limited experience in the sorghum market. To the extent that our sorghum products do not result in expected yields, we may have difficulty convincing customers to purchase or trial our current and future sorghum products.

Even if we are successful in commercializing our biotechnology traits in sugarcane, the pace of adoption may be constrained by the relatively lower multiplication rates of vegetatively propagated crops like sugarcane compared to seeded crops like sorghum.

Sugarcane is a vegetatively propagated crop, meaning that commercial fields are planted with segments of living plant stalks rather than seeds. Sugarcane “seed” plantings are typically managed by mills and growers themselves in close proximity to their commercial fields. In a commercial setting, one acre of “seed” sugarcane can be used to plant up to approximately 10 acres of commercial sugarcane. For seeded crops, like sorghum, one acre of a seed production can plant up to 500 acres or more. While faster multiplication methods for sugarcane exist, they are significantly more costly than current methods. While we believe the improved yields and other potential benefits of our traits will convince customers to employ these more costly methods, they may not be willing or able to do so, and our sales may grow more slowly than our expectations.

We are at the beginning stages of developing our brand awareness for our crops, and we have limited experience in marketing and selling our products and will need to expand our sales, marketing and distribution support capabilities.

We are in the beginning phases of building brand awareness for our crops. To date, we have had limited experience selling our products. In addition there is limited public data available regarding the sorghum market which makes it more difficult to direct and implement an effective sales and marketing strategy. We currently have limited resources to market and sell products and support our distributors on a commercial-scale across various geographic regions. As of November 10, 2015, we had approximately 2 employees in various sales, marketing and business development functions. Developing our sales and marketing support capabilities and gaining the necessary expertise will require that we hire additional personnel, which could take longer than we expect and may require significant resources. We may be unable to grow our sales and marketing or business development capabilities to adequately cover the geographic regions where we see the most opportunity, which could slow the adoption of our products and the growth of product revenue.

We license our biotechnology traits in certain crops to third parties, and are dependent on them to successfully reach development milestones, commercialize our traits and generate royalties.

In crops such as corn, rice and sugarcane, we have licensed or intend to license our biotechnology traits to third parties, including other agricultural biotechnology companies, mills, germplasm providers and growers. Once we provide a trait to our collaborators, they typically oversee the development and commercialization, and, if applicable, the deregulation of our trait in their products. In such crops, our ability to achieve milestone payments or generate royalties is not within our direct control. If our partners are delayed or not successful in introducing our traits to their products, conducting field trials, deregulating or commercializing products containing traits, among other activities, we may not receive royalties or milestone payments as expected and our financial results could suffer.

Our biotech products require a multi-year development process and are not yet available for commercial use.

Our business strategy going forward includes the introduction of crops with genetically engineered, or biotech, traits. The commercial development of biotech traits in commercial crops is a multi-year process. Following transformation, when the selected gene is inserted in a target crop, the resulting plants are evaluated in the greenhouse for one to two years, and then in the field to confirm results for at least two to four years. Following field trials, specific gene-trait combinations are typically selected and, if required, submitted for regulatory approval, or deregulation, which has historically been a multi-year process in the United States and other countries. By contrast, our existing commercial sorghum products have all been created through the use of conventional and marker-assisted breeding. As a result, even if these products are successfully sold and adopted by customers, they do not necessarily demonstrate our ability to successfully develop, market and sell biotechnology products. If we are not able to bring our existing products or new products with significant commercial potential to market in a timely manner, we will not be successful in building a sustainable or profitable business.

Environmental factors, including weather, moisture, and pest infestations, may negatively affect the crops grown from our seeds or our seed inventories.

The plants grown from our seeds are subject to the vagaries of the weather and the environment, either of which can reduce crop yields. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornados, freezing conditions, drought, fire or other natural disasters, can affect the timing of planting or harvesting and the acreage planted, as well as yields. The effects of disease, pests, fungi, bacteria and insect infestations can also be unpredictable and devastating to crops, potentially rendering all or a substantial portion of the affected harvests unsuitable for use. In addition, our crops and harvests may be adversely affected by climate change resulting from global warming, including changes in precipitation patterns and the increased frequency of extreme weather events. Each of these weather and environmental factors affects geographic regions differently. Should these or other environmental factors adversely affect the crops grown from our products, growers may be unable or unwilling to purchase our seeds or they may choose to purchase other seeds deemed better adapted to the particular climatic or environmental conditions they are facing.

The quality of our seed inventory could deteriorate due to a variety of factors, including the passage of time, temperature variations, moisture, insects, fungi, bacteria, disease or pests. If the quality of our seed inventory were to deteriorate below an acceptable level, the value of our seed inventory would decrease significantly and we might not be able to meet product demand. Should a substantial portion of our seed inventory be damaged by moisture, insects, fungi, bacteria, disease or pests, our business and financial condition could be materially and adversely harmed.

Our seed business is highly seasonal and subject to weather conditions and other factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of seeds is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. While forage sorghum seed sales for the 2015 growing season in the U.S. increased on a percentage basis, our product sales for the years ended August 31, 2015, August 31, 2014 and August 31, 2013 were minimal and, accordingly, we have not yet experienced the full nature or extent to which our business may be seasonal. As we increase our sales in our current markets, and as we expand into new markets in different geographies, it is possible that we may experience different seasonality patterns in our business. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, also affect decisions by our customers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Disruptions that cause delays by our customers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results.

The cropland made available by our customers for sorghum production may be limited by the relative attractiveness of producing other crops.

The decision to devote land and resources to a particular crop is dependent on many factors, some of which are outside of our control. To the extent that our customers select other potentially more profitable crops over our products, the cropland available for our products within a given geography and the overall size of our market opportunity may be limited. For example, increases in the price of certain commodities, such as other crops, may encourage growers to dedicate more land to these crops instead of sorghum. In addition, our success is dependent, in part, on our gaining acreage from other forage crops like alfalfa and silage corn.

Loss of or damage to our germplasm collection would significantly slow our product development efforts.

We have access to comprehensive collections of germplasm for sorghum, switchgrass and miscanthus, in part, through strategic collaborations with leading institutions. Germplasm comprises collections of genetic resources covering the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs. To the extent that we lose access to these germplasm collections because of the termination or breach of our collaboration agreements, our product development capabilities could be negatively impacted. In addition, loss of or damage to our germplasm collections would significantly impair our research and development activities. Although we restrict access to our germplasm at our research facilities to protect this valuable resource, we cannot guarantee that our efforts to protect our germplasm collection will be successful. The destruction or theft of a significant portion of our germplasm collection would adversely affect our business and results of operations.

The successful commercialization of our products depends on our ability to produce high quality seeds cost-effectively on a large scale.

The production of commercial-scale quantities of seeds requires the multiplication of the seeds through a succession of plantings and seed harvests, and if the product is a hybrid, it must be produced from parental lines, which are mated under controlled conditions. The cost-effective production of high quality, high-volume quantities of some of our products depends on our ability to scale our production processes to produce seeds in sufficient quantity to meet demand. We cannot assure you that our existing or future seed production techniques will enable us to meet our large-scale production goals cost-effectively for the products in our pipeline. Even if we are successful in developing ways to increase seed yields and enhance seed quality, we may not be able to do so cost-effectively or on a timely basis, which could adversely affect our ability to achieve profitability. If we are unable to maintain or enhance the quality of our seeds as we increase our production capacity, including through the expected use of third parties, we may experience reductions in customer demand, higher costs and increased inventory write-offs.

We depend, in part, on third parties to produce our seeds.

We produce commercial seed either on leased land managed by us or with contract seed producers. Our primary production sites are located in the United States. We also multiply seeds in other countries in North and South America. In order to meet increased demand for our seeds, we will need to enter into additional land leases or arrangements with contract seed producers. If we need to engage contract seed producers, we may not be able to identify suitable producers in a specific region and if we do, we do not know whether they will have available capacity when we need their production services, that they will be willing to dedicate a portion of their production capacity to our products or that we will be able to enter into an agreement with them on acceptable terms. If any contract seed producer that we engage fails to perform its obligations as expected or breaches or terminates their agreements with us, or if we are unable to secure the services of such third parties when and as needed, we may lose opportunities to generate revenue from product sales.

Our third-party distributors may not effectively market and sell our products.

We depend in part on third-party distributors for the marketing and selling of our seed products, yet we are unable to control their efforts completely. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, and in full compliance with applicable laws, our operating results and business may suffer.

Our business will be adversely affected if the field trials being conducted by our collaborators or potential customers fail to perform as expected.

We and our collaborators and potential customers are currently conducting field trials of our products in various geographies around the world. We have limited control over field trials that are conducted by third parties and are dependent on their ability to follow our suggested protocols. There are various reasons these trials may fail to succeed, including weather, disease or pests, planting our seeds too late in the growing seasons or the incorrect use of fertilizers, and we have in the past conducted trials that we believe failed to fully meet the expectations of our collaborators. Statements by our collaborators or potential customers about negative field trial experiences could harm our reputation and the decision by these parties not to proceed with large-scale trials or seed purchases based on negative results could harm our business, revenue and profitability.

Our failure to accurately forecast demand for our seeds could result in an unexpected shortfall or surplus that could negatively affect our results of operations or our brand.

Because of the length of time it takes to produce commercial quantities of seeds, we must make seed production decisions well in advance of product bookings. For example, we must determine our expected demand for our sorghum varieties approximately six to twelve months in advance of delivery, on average, while our customers make seed purchase decisions sometimes as late as 30 days in advance of planting. Our ability to accurately forecast demand can be adversely affected by a number of factors outside of our control, including changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of our products may reduce product sales revenue, damage our reputation in the market and adversely affect customer relationships. Any surplus in the amount of seed we have on hand, may negatively impact cash flows, reduce the quality of our inventory and ultimately result in write-offs of inventory. Any failure on our part to produce sufficient inventory or overproduction of a particular product could harm our business, results of operations and financial condition. Additionally, our customers may generally cancel an order or request a decrease in quantity at any time prior to delivery of the seed, which may lead to a surplus of our products. Even after delivery, a customer may occasionally return our seeds.

Our product development efforts use complex integrated technology platforms and require substantial time and resources to develop and our efforts may not be successful or the rate of product improvement may be slower than expected.

The development of successful agricultural products using complex technology discovery platforms such as ours requires significant levels of investment in research and development, including field testing, to demonstrate their effectiveness and can take several years or more. Our investment in research and development may not result in significant product revenues, particularly over the next several years. While we intend to spend significant amounts in research and development in the future to continue to improve the performance of our products and to develop new products, our investment in research and development may prove to be insufficient, particularly as we reduce annual research and development expenditures compared to historical levels. This may result in delays in reaching our product development goals and lead to slower product introductions.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•	our products will fail to perform as expected in the field or fail to perform consistently;
•	our products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;
•	our products will be viewed as too expensive by our potential customers compared to competitive products;
•	our products will be difficult to produce on a large scale or will not be economical to grow;
•	proprietary rights of third parties will prevent us, our collaborators, or our licensees from marketing our products; and
•	third parties may develop superior or equivalent products.

We face significant competition in all areas of our business, and if we do not compete effectively, our business will be harmed. We are relatively new to the forage sorghum seeds market and face existing competitors.

The seed, agricultural biotechnology and genomics industries are rapidly evolving and new competitors with competing technologies and products are regularly entering the market. We expect to compete with other providers of seed and vegetative propagation materials in the market for our crops as well as other developers of biotech traits, genetic technologies and bioinformatics software.

In the seed industry, our principal competitors include major international agrochemical and agricultural biotechnology corporations, such as Advanta India Limited, The Dow Chemical Company, Monsanto Company, Pioneer Hi Bred (DuPont), KWS Saat AG and Syngenta AG, all of which have substantially greater resources to dedicate to research and development, production, and marketing than we have and some of which are selling competitive products in our markets. We also face direct competition from other seed companies, such as Chromatin, Inc., S&W Seed Company and Winfield Solutions LLC, a subsidiary of Land O’ Lakes, as well as biotechnology companies, and from academic and government research institutions. New competitors may emerge, including through consolidation within the seed industry. We are unable to predict what effect evolution of the industry may have on price, selling strategies, intellectual property or our competitive position.

We anticipate that as our seed products gain market acceptance, existing competitors may increase their focus and new competitors may be attracted to this opportunity in forage sorghum and produce their own sorghum seed varieties. Changes in technology and customer preferences may result in short product life cycles. To remain competitive, we will need to develop new products and enhance and improve our existing products in a timely manner. Our failure to maintain our competitive position could have a material adverse effect on our business and results of operations.

In the genomics and bioinformatics market, we face direct competition from academic and government-funded research institutions as well as commercial software developers. In addition, well established companies, such as Illumina, Inc., F. Hoffmann-La Roche Ltd. and Google Inc., may expand the scope of their current analytical software and services to include visualization and exploration functions and features similar to Persephone. We are unable to predict what effect evolution of these industries and potential new entrants may have on price, selling strategies, intellectual property or our competitive position.

A significant portion of our revenue to date is generated from our collaboration agreements and we must meet our obligations under these agreements in order to be entitled to the revenue streams from these agreements.

Historically, a significant portion of our revenue has been generated from payments to us under collaborative research agreements with third parties and we continue to opportunistically pursue new strategic collaborations. We are obligated under these agreements to perform research activities over a particular period of time. Certain of our agreements may entitle us to milestone payments in the event the specified milestone is met. If we fail to perform our obligations under these agreements or any new collaborative research agreements we may enter into in the future, our revenues may decrease, or our collaborative partners may terminate or fail to renew the agreements. In addition, any of our collaborators may fail to perform their obligations as expected, which may hinder our research and development efforts. We and our collaborators may disagree as to which party had rights to intellectual property developed under the agreements. Disagreements with our collaborators could develop and any conflict with a collaborator may negatively affect our relationship with one or more existing collaborators or our ability to enter into future collaboration agreements.

Our results of operations will be affected by the level of royalty payments that we are required to pay to third parties.

We are a party to license agreements with third party collaborators that require us to remit royalty payments to these third parties if we incorporate their licensed intellectual property into our products. While we are currently working on developing numerous products that incorporate aspects of this intellectual property, we have to date only sold small amounts of such products. The amount of royalties that we could owe under these license agreements is a function of our sales and the applicable royalty rates depend on a number of factors, including the portion of our third-party collaborator’s intellectual property that is present in our products.

Because of our historical limited sales volume, we have had little experience in calculating royalties under these license agreements and it is unclear exactly how much of this licensed intellectual property will be included in any final products we offer for commercial sale. As a result we cannot precisely predict the amount, if any, of royalties we will owe in the future. If, once we commence sales of these products, we determine that the products include more intellectual property of our third party collaborators than we had previously determined, or if our calculations of royalty payments are incorrect, we may owe more royalties, which could negatively affect our results of operations. As our product sales increase, we may, from time-to-time, disagree with our third party collaborators as to the appropriate royalty rate and the resolution of such disputes may be costly and may consume management’s time. Furthermore, we may enter into additional license agreements in the future, which may also include royalty payments.

We are also a party to license agreements pursuant to which we have received licenses on certain intellectual property related to biotechnology products. When we commence sales of our biotechnology products in the future, or grant licenses to third parties to commercialize such products, we will be required to remit royalty payments to the parties from whom we have licensed intellectual property that covers such products.

Our business is affected by changes in general economic conditions and a prolonged downturn could affect the demand for our products and our ability to fund our working capital.

Economic conditions in the United States, Brazil and Europe could adversely affect our efforts to achieve profitability. The purchasing decisions of growers, dairies, livestock producers, and other potential customers, and their ability to timely pay for our products, are impacted by their economic health. We have extended credit to our customers for our seed products or for certain planting and crop management services that we have provided from time to time and may continue to do so in the future. These credit practices may expose us to credit risk of growers, dairies, livestock producers, and other potential customers, and combined with the seasonality of our sales, make us dependent on our ability to fund our working capital requirements through other means. If the economic health of our customers and potential customers deteriorates as a result of general economic trends, our business could be harmed.

Our activities are currently conducted at a limited number of locations, which makes us susceptible to damage or business disruptions caused by natural disasters.

Our headquarters and certain research and development operations are located at a single facility in Thousand Oaks, California, with additional breeding and agronomy trials situated in select locations across the world. Our primary seed production sites are located in the United States. We also multiply seeds in other countries in North and South America. Warehousing for forage sorghum seed storage is located primarily in Texas. We take precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of critical research results and computer data. However, a natural disaster, such as a hurricane, fire, flood, tornado or earthquake, could cause substantial delays in our operations, damage or destroy our equipment, inventory or development projects, and cause us to incur additional expenses.

We rely on the experience and expertise of our senior management team and other key personnel.

We depend on the experience and expertise of our senior management team and other key personnel, many of whom have been with our company for more than a decade. Our senior management team and key personnel bring extensive experience in a variety of agricultural and biotechnology businesses, including the seed industry. The loss or unavailability of key members of our senior management team or other key personnel could impact the execution of our business strategy and make it more difficult to maintain and expand our important relationships in the bioenergy industry. The replacement of key members of our senior management team or other key personnel likely would involve significant time and costs.

Unexpected fluctuations in our quarterly operating results may cause our stock price to fluctuate widely.

Due in part to our significant research and development and production costs and general and administrative expenses, even a small decline in revenue could disproportionately affect our quarterly operating results and could cause such results to differ materially from expectations. If this occurs, we may fail to meet analyst and investor expectations, which could cause our stock price to decline. Other factors that could affect our quarterly operating results or cause them to differ materially from expectations include:

•	demand for and acceptance of our products;
•	weather conditions or the occurrence of natural disasters;
•	changes in government regulations and incentives;
•	competitive pressures; and
•	unanticipated delays or problems in the introduction of new products.

We expect to derive a portion of our revenues from markets outside the United States, which will subject us to additional business risks.

Changes in exchange rates between the U.S. dollar and other currencies will result in increases or decreases in our costs and earnings, and also may affect the book value of our assets outside the United States. To date, most of our contracts have been entered into in the United States and accordingly have been denominated in U.S. dollars. Going forward we anticipate that our sales will be denominated in the local currency of the country in which the sale occurs. In addition, most of our operating expenses to date have been denominated in the currencies of the countries in which our operations are located, which have historically been in the United States and Brazil. As a result, while our revenue and operating expenses are mostly hedged on a transactional basis, the translation of our operating results into U.S. dollars may be adversely impacted by strengthening U.S. currency.

In addition, international operations are subject to a number of other risks and uncertainties, including:

•	changes in political, social or economic conditions;
•	tariffs, trade protection measures and trade agreements;
•	import or export licensing requirements;
•	changes in regulatory requirements;
•	reduced protection for intellectual property rights in some countries;
•	economic downturns, civil disturbances or political instability;
•	difficulties and costs of staffing and managing international operations;
•	fluctuations in currency exchange rights;
•	land reform movements;
•	price controls;
•	nationalization; and
•	potentially burdensome taxation.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of August 31, 2015, we had approximately $273.9 million of federal, $196.8 million of state and $25.8 million of foreign net operating loss carryforwards, or collectively, NOLs, available to offset future taxable income, if any, which expire in varying amounts from 2018 through 2035 for federal tax purposes and from 2015 through 2035 for state tax purposes if unused. The carryforward period for the foreign net operating loss is indefinite. It is possible that we will not generate taxable income in time to use these NOLs before their expiration. In addition, under Section 382 of the Code (as defined below), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change federal NOLs to offset future taxable income. We have not completed a Section 382 analysis to determine if an ownership change has occurred or if one will occur as the result of this offering of units. Until such analysis is completed, we cannot be sure that the full amount of the existing federal NOLs will be available to us, even if we do generate taxable income before their expiration.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemical and biological materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. Our operations also produce hazardous waste. We cannot eliminate entirely the risk of accidental contamination or discharge and any resultant injury from these materials. We may face liability for any injury or contamination that results from our use or the use by third parties of these materials, which depending on the severity of the injury or contamination could be significant. In addition, compliance with applicable environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development or production efforts.

We may suffer liabilities relating to soil and/or groundwater contamination at current and former properties and at third-party sites to which we sent hazardous wastes for disposal.

We are exposed to environmental risks associated with the ownership and operation of real property and the disposal of hazardous wastes. Environmental laws can require current owners and operators of real property to remediate soil and groundwater contamination even if such contamination was caused by another party, such as a former owner or operator. These laws can also require companies to clean up real property that they formerly owned or operated if releases of hazardous materials or wastes occurred during the period of their ownership or operation. Moreover, in certain circumstances these laws require companies to clean up third-party sites to which hazardous wastes were sent for disposal, notwithstanding that the original disposal activity accorded with all regulatory requirements. The discovery of previously unknown contamination at our current or former facilities, or at third-party sites to which we sent hazardous wastes for disposal, could require us to conduct or fund expensive cleanup efforts, which could materially and adversely affect our operating results.

We may be sued for product liability and if such lawsuits were determined adversely, we could be subject to substantial damages.

We may be held liable if any product we develop, or any product that uses or incorporates, any of our technologies, causes injury or is found otherwise unsuitable during product testing, production, marketing or sale. For example, the detection of unintended biotechnology material in pre-commercial seed, commercial seed varieties or the crops and products produced may result in the inability to market the crops grown, resulting in potential liability for us as the seed producer or technology provider. In the event this was to occur, we could be subject to claims by multiple parties based not only on the cost of our products but also on their lost profits and business opportunities. In addition, the detection of unintended biotechnology material in our seeds or in the environment could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality related to biotechnology could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

We currently have limited product liability insurance coverage and additional insurance may be prohibitively expensive, or may not fully cover potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or otherwise or if the amount of any claim against us exceeds the coverage under our policy, we may face significant expenses.

Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of any cloud-based Persephone services and harm our business.

In addition to custom installations on customer-owned hardware, we may serve future Persephone software customers, in part, from cloud-based third-party data center hosting facilities. Any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their service and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

Our software products are complex, which makes it difficult to innovate and avoid costs related to correction of program errors.

Despite testing by us, our software programs, like all software programs generally, may contain a number of undetected errors or “bugs” when we first introduce them or as new versions are released. We do not discover some errors until we have installed the product and our customers have used it. Errors may result in the delay or loss of revenues, diversion of software engineering resources, material non-monetary concessions, negative media attention, or increased service or warranty costs as a result of performance or warranty claims that could lead to customer dissatisfaction, resulting in litigation, damage to our reputation, and impaired demand for our products. Correcting bugs may result in increased costs and reduced acceptance of our software products in the marketplace. Further, such errors could subject us to claims from our customers for significant damages, and we cannot assure you that courts would enforce the provisions in our customer agreements that limit our liability for damages.

Some of our products contain open source software which may pose particular risks to our proprietary software and products.

We use open source software in some of our products and expect to use open source software in the future. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation, could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if we do not address them effectively, could have a negative effect on our ability to develop and use our products that contain open source software. Additionally, compliance with open source licensing requirements is complex and challenging. Failure to comply with these requirements could have an adverse effect on our business and prospects.

The pricing for our products, including our sorghum products may be negatively affected by factors outside our control.

Our products are in the early stages of commercialization. We have based the pricing of our products on our assessment of the value that our products provide to the customer, rather than on the cost of production. In the future, we may include trait fees in our seed prices, but our potential customers may be unwilling to pay such fees. If our customers attribute a lower value to our products than we do, they may not be willing to pay the premium prices we expect to charge. Pricing levels may also be negatively affected if our products are unsuccessful in producing the yields we expect. In addition, if our competitors are able to develop competitive products and offer them at lower prices, we may be forced to lower our prices.

The customers we are targeting for forage sorghum products are generally large dairies and livestock producers with long operating histories. They will have significant leverage in negotiating commercial relationships with us. As a result, we do not know whether these pricing negotiations will result in adequate margins or accurately reflect our pricing strategies, which could have a material adverse effect on our results of operations.

A significant portion of our revenue to date is generated from government grants and continued availability of government grant funding is uncertain and contingent on compliance with the requirements of the grant.

Historically, a significant portion of our revenue has been generated from payments to us from government entities in the form of government grants whereby we are reimbursed for certain expenses incurred in connection with our research and development activities, subject to our compliance with the specific requirements of the applicable grant, including rigorous documentation requirements. To the extent that we do not comply with these requirements, our expenses incurred may not be reimbursed. Any of our existing grants or new grants that we may obtain in the future may be terminated or modified.

Our ability to obtain grants or incentives from government entities in the future is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these grants and other incentives is highly competitive. We may not be successful in obtaining any additional grants, loans or other incentives. Recent political focus on reducing spending at the U.S. federal and state levels may continue to reduce the scope and amount of funds dedicated to renewable energy products, if such funds will continue to be available at all. To the extent that we are unsuccessful in being awarded any additional government grants in the future, we would lose a potential source of revenue.

Our government grants may subject us to government audits, which could expose us to penalties.

We may be subject to audits by government agencies as part of routine audits of our activities funded by our government grants. As part of an audit, these agencies may review our performance, cost structures and compliance with applicable laws, regulations and standards and the terms and conditions of the grant. If any of our costs are found to be allocated improperly, the costs may not be reimbursed and any costs already reimbursed for such contract may have to be refunded. Accordingly, an audit could result in a material adjustment to our results of operations and financial condition. Moreover, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions.

Risks Related to Regulatory Requirements

Compliance with applicable government regulations, particularly with respect to biotechnology products, is time-consuming and costly.

There are certain regulatory requirements affecting the field testing and commercialization of our biotechnology products in each of the markets in which we operate. In the United States, the USDA must review and deregulate many of our biotechnology products prior to commercial sale. The Biotechnology Regulatory Services, or BRS, within the USDA’s Animal and Plant Health Inspection Service, or APHIS, has direct oversight of the field testing and deregulation of our regulated biotechnology products. The deregulation process for these biotechnology products is a costly, multi-year process, with no guarantee of success. The length of the deregulation process varies based on a number of factors, including the extent of the supporting information required, the nature and extent of review by the USDA, including the type and scope of the environmental review conducted, and the number and types of public comments received. For example, after the initial filing of a petition for deregulation, the USDA may ask for additional data, including data on new areas of inquiry that might require us to conduct additional field tests or analyses, which may cause delays in the deregulation process. Deregulation of a product is not a guaranteed outcome. The USDA or other regulators may also impose costly monitoring requirements on the planting of our biotechnology products.

In Brazil, the commercialization of biotechnology products is regulated by the National Technical Commission of Biosafety, Comissão Técnica Nacional de Biossegurança, or CTNBio under the Ministry of Science and Technology. The approval process involves data collection and analysis, environmental impact assessments and public hearings on certain products. We anticipate introducing biotechnology products, in sugarcane in Brazil in the future. At such time, we will be subject to the approval processes dictated by CTNBio.

Any delays in obtaining or failure to obtain deregulation or regulatory approval, as the case may be, for any of the biotechnology products in our pipeline could delay or prevent the commercialization of our products. Regulatory authorities can block the sale or import of our products or can impose conditions that delay production and sale of our products, or that make the sale of our products technically or commercially unfeasible.

Before the USDA will review and deregulate our biotechnology products subject to regulation, the USDA requires us to obtain permits to plant and test these products, and there are similar permitting requirements in other countries. In determining whether to grant a field test permit and what conditions to impose, regulators consider any significant impacts that field tests may have on the environment and on endangered or threatened species. In the United States, the permitting process for the initial field tests typically ranges from two to four months, but this time period can be significantly longer for novel products or circumstances. There can be no assurance that we will not encounter material delays in the future as we test new biotechnology products. Field evaluations of our traits in rice have been affected by regulatory delays in India as well. If we are not able to obtain the necessary field test permits or if there are significant delays in the permitting process, the commercialization of our products may be delayed or prevented and our business and results of operations may be adversely affected. A prolonged delay in the regulatory process could adversely affect our ability to generate product revenues.

The timely introduction of our traits in the United States for our sorghum and other crops relies on non-regulated status under certain USDA regulations. We may lose such non-regulated status in the U.S. or we may face other regulations that could limit or block the introduction of our traits developed through biotechnology or other similar technologies in the U.S. or other markets.

In 2014, we received confirmation from the USDA that our high biomass trait in sorghum was not considered a regulated article under 7 CFR §340 of the USDA’s mandate to regulate genetically engineered traits. This determination is likely to make it more cost-effective and timely for us to develop this trait in sorghum. We have since requested confirmation of non-regulated status for additional crops for certain of our biotech traits; however, these regulations and their interpretations are evolving and there is no guarantee that we will obtain non-regulated status in the U.S. for all products for which we apply or that we will retain it for existing products, or that our third-party collaborators in certain other crops will utilize this option. In addition, the USDA could still regulate products under other regulatory sections, such as 7 CFR §360, which relates to weed control, if they determine there is a scientific basis to do so. Outside the U.S., our non-regulated traits will in many cases be regulated by other countries and require a multi-year deregulation process, which may limit or delay expansion our expansion to other markets. Other countries could also limit the use or importation of products directly or indirectly derived from our seeds grown in the U.S., for example, milk from cows that were fed non-regulated sorghum with our traits.

The degree of public understanding and acceptance or perceived public acceptance of our biotechnology products can affect our sales and results of operations by affecting approvals, regulatory requirements and customer purchase decisions.

Although all of our products go through rigorous testing, some opponents of our technology actively raise public concern about the potential for adverse effects of biotechnology products on human or animal health, other plants and the environment. Public concern can affect the timing of, and whether we are able to obtain, government approvals. Even after approvals are granted, or non-regulated status has been achieved, public concern may lead to increased regulation or legislation or litigation against government regulators concerning prior regulatory approvals, which could affect our sales and results of operations, and may adversely affect sales of our products to growers for dairies and livestock producers, due to their concerns about available markets for the sale of crops derived from biotechnology. In addition, opponents of agricultural biotechnology have attacked farmers’ fields and facilities used by agricultural biotechnology companies, and may launch future attacks against farmers’ fields and our field testing sites and research, production, or other facilities, which could affect our sales and our costs.

Ethical, legal, environmental and social concerns about biotechnology products could limit or prevent the use of our products and technologies, which could negatively affect our ability to generate revenue.

Some of our products in development contain biotech traits. The commercial success of our products that contain biotech traits may be adversely affected by claims that biotechnology plant products are unsafe for consumption or use, pose risks of damage to the environment and create legal, social and ethical dilemmas. For example, some countries, primarily in the European Union, have instituted a de facto moratorium on the planting of some genetically engineered seeds. The import of products derived from genetically engineered seeds may also be regulated by the European Union. While our current sorghum products are not subject to this restriction, we may in the future introduce biotech traits that may be subject to such regulation. If we are not able to overcome these concerns and comply with these regulations, our products that contain these traits may not achieve market acceptance and third parties may be unwilling to commercialize our biotech traits. Any of the risks discussed below could result in expenses, delays or other impediments to our development programs or the market acceptance and commercialization of our products that contain biotech traits. Our ability to develop and commercialize one or more of our technologies and products could be limited or prevented by the following factors:

•	Public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and biotechnology products, which could influence public acceptance of our technologies and products;
•	Public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could weaken our intellectual property rights with respect to our genetic material and discourage collaborators from supporting, developing or commercializing our products and technologies;
•	Governmental reaction to negative publicity concerning genetically engineered plants, which could result in greater government regulation of genetic research and derivative products; and
•	Failure to maintain or secure consumer confidence in, or to maintain or receive governmental approvals for, our products.

We cannot predict whether or when any jurisdiction will change its regulations with respect to biotechnology products. Problems with any product could lead to increased scrutiny or regulation for our products. Limitations on the development of biotechnology products could be imposed that could delay, prevent or make more costly the development of such products, which would negatively affect our ability to commercialize products using our traits.

Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt biotechnology approval activities or influence public opinion against genetically engineered products. On occasion, there has been vandalism and destruction of property of companies in the biotechnology industry.

Our non-biotechnology products, the products of third parties or the environment may be negatively affected by the unintended appearance of our transgenes.

The development and commercial success of our non-biotechnology products may be delayed or negatively affected because of adverse public perception or regulatory concerns about the safety of our products and the potential effects of these products on other plants, animals, human health and the environment. The potential for unintended but unavoidable trace amounts, sometimes called “adventitious presence,” of transgenes in conventional seed, or in the grain or products produced from conventional or organic crops, is another factor that could affect general public acceptance of these traits. For example, our current sorghum and switchgrass products have been produced exclusively through conventional breeding and have not been genetically engineered by us. It is possible, however, that trace amounts of our transgenes are nevertheless in our conventional products. In addition, trace amounts of transgenes may unintentionally be found outside our containment area in the products of third parties, which may result in negative publicity and claims of liability brought by such third parties against us. Furthermore, in the event of an unintended dissemination of our genetically engineered materials to the environment, we could be subject to claims by multiple parties, including environmental advocacy groups, as well as governmental actions such as mandated crop destruction, product recalls or additional stewardship practices and environmental cleanup or monitoring.

Development and commercialization, if any, of our products may incur scrutiny under the Convention on Biological Diversity Treaty.

The Convention on Biological Diversity, or the Convention, is an international treaty that was adopted at the Earth Summit in Rio de Janeiro, Brazil in 1992. The treaty provides that if a company uses genetic resources, such as an indigenous plant, from a participating country to develop a product, then such company must obtain the prior informed consent of the participating country and owes fair and equitable compensation to such country. Although the United States is not a participating country, most countries where we currently obtain or may obtain germplasm in the future, have ratified the treaty and are currently participants in the Convention. We may fall under scrutiny of the Convention with respect to the development or commercialization of any of our products derived from the germplasm originating from any of the countries that are participants in the Convention. There can be no assurances that the government of a participating country will not assert that it is entitled to fair and equitable compensation from us. Such compensation, if demanded, may make commercialization of our products not feasible.

Risks Related to our Intellectual Property

Our inability to adequately protect our proprietary technologies and products could harm our competitive position.

Our success depends in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights. Many countries, including Brazil, do not allow patenting of plants, whether genetically engineered or traditionally bred. Accordingly, our proprietary position for our products in countries such as Brazil relies to a large extent on Plant Variety Protection certificates. This type of protection is more limited than patents in the United States. As a result, Plant Variety Protection certificates may provide only a limited competitive advantage in the marketplace. In many countries, patentability criteria are generally more restrictive and our filings more limited than in the United States, weakening our prospects of obtaining an equal scope of corresponding patent protection. Because Brazil is one of our initial target markets for our sugarcane traits, the lack of more robust patent protection for plant varieties in that country could expose us to the risk of misappropriation of our intellectual property. In addition, the legal systems of certain other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patents and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights in such countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop. Even if we enforce our rights aggressively, injunctions, fines and other penalties may be insufficient to deter violations of our intellectual property rights. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property.

The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. In many cases, we will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or Plant Variety Protection certificates. We will apply for patents covering both our technologies and products as we deem appropriate. However, we cannot assure you that any pending or future patent applications held by us will result in an issued patent, or that if patents are issued to us, such patents will provide meaningful protection against competitors or against competitive technologies. Our existing patents and Plant Variety Protection certificates and any future patents or Plant Variety Protection certificates we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

The value of our intellectual property could diminish due to technological developments or challenges by competitors, making our products less competitive.

Our intellectual property rights are important to the operation of our business and to our early mover advantage in crop biotechnology. We rely on a combination of patents, plant variety protection, plant breeders’ rights, copyrights, trademarks, trade secret laws, confidentiality provisions, and licensing arrangements to establish and protect our intellectual property. However, the importance of technology development and intellectual property protection in the agricultural industry increases the risk that technological advances by others could render our products less competitive. Our business could be negatively affected by any of the following:

•	our issued patents, Plant Variety Protection certificates, plant breeders’ rights and trademark registrations may be successfully challenged by our competitors;
•	our pending patent, Plant Variety Protection certificates, plant breeders’ rights and trademark registration applications may not be allowed or may be challenged successfully by our competitors;
•	our products may inadvertently use the technology of others and, therefore, require us to obtain intellectual property licenses from other parties in order for us to sell our products;
•	we may be unable to obtain intellectual property licenses that are necessary or useful to our business on favorable terms, or at all;
•	new technology that is independently developed by others may supersede our technology and make our products less desirable or more costly in the marketplace;
•	competitors may design around our patented technologies or may reverse engineer our trade secret technologies;
•	the scope of our Plant Variety Protection certificates in many countries is narrow and subject to a breeder’s exemption, which allows breeders to use our varieties in a breeding program; as a result, these certificates may not provide a sustained competitive advantage in the marketplace; and
•	we do not have any issued patents in Brazil and we may be unable to obtain meaningful patent protection in Brazil, further, the scope of any patents that might issue in where we intend to do business is uncertain and may not be sufficient to deter competition due to restrictions on plant claims under Brazilian patent laws and our limited filings in Brazil.

While we have exclusive rights to certain proprietary lines of sorghum and certain other crops our collaborations with leading institutions, other parties may have access to certain lines of sorghum developed or released by such institutions, proprietary lines of such crops from other sources, and publicly available lines of such crops, from which they may develop products that compete with our products.

Litigation or other proceedings or third party claims of infringement could require us to spend time and money and could severely disrupt our business.

Our commercial success depends on not infringing patents or proprietary rights of third parties, nor breaching any licenses or other agreements that we have entered into with regard to our technologies, products and business. The patent positions of biotechnology and seed companies involve complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. We cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or to operate as we would like without infringing patents or proprietary rights of other parties.

The biotechnology and seed industries have a history of litigation regarding patents and other intellectual property rights. Many biotechnology companies have employed intellectual property litigation as a way to gain a competitive advantage. We cannot assure you that we will not be sued by third parties for infringement of patents they may have relating to biotechnological traits or technologies in various crops.

Should any of our competitors have filed patent applications prior to March 16, 2013 or obtain patents based on patent applications filed before March 16, 2013 that claim inventions also claimed by us, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention and, thus, the right to a patent for these inventions in the United States. Such a proceeding could result in substantial cost to us even if the outcome is favorable. Even if successful on priority grounds, an interference proceeding may result in loss of claims based on patentability grounds raised in the proceeding. If we become involved in litigation or interference or post-grant review proceedings declared by the U.S. Patent and Trademark Office to defend our intellectual property rights or as a result of alleged infringement of the rights of others, or oppositions or other intellectual property proceedings outside of the United States, we might have to spend significant amounts of money to resolve such matters. We are aware of a significant number of pending patent applications relating to biotechnological traits or technologies in various crops filed by third parties.

Even if we prevail, litigation, interference or post-grant review proceedings or opposition proceedings could result in significant legal fees and other expenses, could divert our management time and efforts and could severely disrupt our business. Uncertainties resulting from initiation and continuation of any patent or related litigation could harm our ability to compete.

An adverse ruling arising out of any intellectual property dispute could undercut or minimize our intellectual property position. An adverse ruling that our operations violate a third party’s intellectual property rights could also subject us to significant liability for damages, prevent us from using processes or products, or require us to license disputed rights from third parties. Claims of intellectual property infringement against us may require us to enter into costly royalty or license agreements, subject us to substantial damage claims or cause us to stop using such technology absent a license agreement. Although patent and intellectual property disputes in the biotechnology area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, necessary licenses may not be available to us on satisfactory terms, if at all.

Third parties may infringe on our intellectual property rights, and we may expend significant resources enforcing our rights or be competitively disadvantaged.

If we fail to protect our intellectual property rights from infringement by third parties, our competitive position could suffer, which could make it more difficult to grow our business. We may not be able to detect or prevent infringement of our intellectual property or may lose our competitive position in the market before we do so.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we also rely in part on trade secret protection for our confidential and proprietary information. For example, we consider our genetic transformation methods, markers for marker-assisted breeding and sequence databases as trade secrets.

We have taken security measures to protect our trade secrets and proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. We also seek to protect our proprietary information by entering into confidentiality agreements with employees, with potential and actual collaborators and licensees and with consultants and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently develop substantially equivalent proprietary information or techniques and trade secret laws do not allow us to protect against such independent development. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We have received funding from U.S. government agencies that is subject to federal regulation under the Bayh-Dole Act of 1980. Failure to comply with the requirements of the Bayh-Dole Act could negatively affect our intellectual property and have an adverse effect on our business and results of operations.

Some of our research and development activities have been funded by grants from U.S. government agencies. For example, a portion of our research and development used to develop our nitrogen use efficiency trait was funded by a U.S. Department of Energy ARPA-E grant. When new technologies are developed with U.S. government funding, the government obtains certain rights under the Bayh-Dole Act in any resulting patents and technical data, generally including, at a minimum, a nonexclusive, nontransferable license authorizing the government to practice or have practiced the invention or technical data for non-commercial purposes. U.S. government funding must be disclosed in any resulting patent applications, and our rights in such inventions will normally be subject to government license rights, periodic progress reporting, foreign manufacturing restrictions and march-in rights. March-in rights refer to the right of the U.S. government, under certain limited circumstances, to require us to grant a license, which may possibly be an exclusive license, to technology developed under a government grant to a responsible applicant, or, if we refuse, to grant such a license itself. March-in rights can be triggered if the government determines that we have failed to comply with the applicable rules and regulations related to U.S. government funded innovation, or if we have failed, within a reasonable time, to take effective steps to achieve practical application of a technology or, if action is necessary to alleviate health or safety needs, to meet requirements for public use specified by federal regulations or to give preference to U.S. industry. The U.S. government also has the right to take title to these inventions if we fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits and the U.S. government may acquire title in any country in which a patent application is not filed within specified time limits. Additionally, under the Bayh-Dole Act, a party which acquires an exclusive license for an invention that was partially funded by a federal research grant is subject to the following government rights: (x) products using the invention which are sold in the United States are to be manufactured substantially in the United States, unless a waiver is obtained; (y) the government may force the granting of a license to a third party who will make and sell the needed product if the licensee does not pursue reasonable commercialization of a needed product using the invention; and (z) the United States government may use the invention for its own needs. Compliance with the requirements of the Bayh-Dole Act is complex and challenging. If we fail to comply with these guidelines or any other requirements under the Bayh-Dole Act, we may lose our exclusive rights to these products, and we may lose potential revenue derived from the sale of these products. We may also enter into collaborations with entities outside the United States that receive government funding or, in the future, we may apply for government funding from other countries. Regulations in these countries may provide for similar march-in rights. Any government’s rights in our intellectual property may lessen its commercial value, which could adversely affect our business.

Risks Related to this Offering and Ownership of our Securities

An investment in the units is extremely speculative and there can be no assurance of any return on any such investment.

An investment in the units is extremely speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in us, including the risk of losing their entire investment.

Market fluctuations due to risks our business faces, as well as general economic, political and market conditions, may negatively impact the market price of our Common Stock.

Our stock price has been in the past, and may continue to be subject to wide fluctuations in response to the risks our business faces including those contained in this prospectus, and others beyond our control, including:

•	actual or projected fluctuations in our financial condition and operating results;
•	our cash and cash equivalents position;
•	actual or projected changes in our growth rate relative to our competitors;
•	actual or projected fluctuations in our competitors’ financial condition or operating results;
•	actual cost savings realized from our restructuring plan and cost reduction initiatives;
•	announcements of technological innovations by us, our collaborators or our competitors;
•	announcements by us, our collaborators or competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•	the entry into, modification or termination of collaborative arrangements;
•	changes in our customer base;
•	additions or departures of key management or other key personnel;
•	competition from existing products or new products that may emerge;
•	issuances of new or updated research reports by securities or industry analysts;
•	fluctuations in the share prices of companies perceived by investors to be comparable to us;
•	fluctuations in the size of our public float or trading volume;
•	disputes or other developments related to proprietary rights, including patents, litigation matters, the countries in which we source our germplasm, and our ability to obtain patent protection for our technologies;
•	disputes or other developments relating to genetically engineered products, including claims of adventitious presence or environmental harm;
•	changes in existing laws, regulations and policies applicable to our business and products;
•	announcements or the expectation of raising additional financing;
•	sales of our Common Stock by us, our insiders or other stockholders;
•	the status of our listing on the NASDAQ;
•	general market conditions in our industry; and
•	general economic conditions, affecting the U.S. and other markets in which we operate.

The stock markets in general, and the small-cap biotech market, in particular, have experienced extreme volatility that have affected and continue to affect the trading prices of equity securities of many companies. These market fluctuations often have been unrelated or disproportionate to changes in the operating performance of those companies. These fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, international currency fluctuations or regulatory changes may negatively impact the market price of our Common Stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns.

Our Common Stock is thinly traded and there may not be an active, liquid trading market for our Common Stock.

There is no guarantee that an active trading market for our Common Stock will be maintained on NASDAQ, or that the volume of trading will be sufficient to allow for timely trades. Investors may not be able to sell the shares of our Common Stock that they acquire as a result of their purchase of Class A Units quickly or at the latest market price if trading in our stock is not active or if trading volume is limited. In addition, if trading volume in our Common Stock is limited, trades of relatively small numbers of shares may have a disproportionate effect on the market price of our Common Stock.

If there are substantial sales of our Common Stock, or the perception that these sales could occur in the future, the trading price of our Common Stock could decline.

The trading price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the public market. The perception that these sales could occur may also depress the trading price of our Common Stock. As of November 10, 2015, we had 8,830,700 shares of Common Stock outstanding. Certain of our stockholders are entitled, under contracts providing for registration rights, to require us to register shares of our Common Stock owned by them for public sale in the United States. We have received waivers of these registration rights with respect to this offering from certain of such stockholders. In connection with our offerings of Common Stock and warrants on July 30, 2015 and August 26, 2015, we filed a registration statement on Form S-3, on September 22, 2015, to register for resale the shares of our Common Stock issuable upon exercise of such warrants. In addition, certain stockholders, including stockholders owning a majority of our outstanding shares as well as current and former employees, are eligible to resell shares of Common Stock in the public market under Rule 144, which, in the case of our affiliates, would be subject to volume limitations and certain other restrictions under Rule 144. We have also registered 672,644 shares of Common Stock previously issued or reserved for future issuance under our equity compensation plans and agreements. Subject to the satisfaction of applicable exercise periods and vesting requirements, the shares of Common Stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

The warrants and the A-1 Preferred Stock are unlisted securities and there is no public market for them.

There is no established public trading market for the warrants or the A-1 Preferred Stock, and we do not expect a market to develop. In addition, the warrants and A-1 Preferred Stock are not listed, and we do not intend to apply for listing of the warrants or the A-1 Preferred Stock on any securities exchange or trading system. Without an active market, the liquidity of the warrants and the A-1 Preferred Stock is limited, and investors may be unable to liquidate their investments in the warrants and A-1 Preferred Stock.

The warrants may not have any value.

The warrants will be exercisable for five (5) years from the closing date at an initial exercise price per share of $    . In the event that the price of a share of our Common Stock does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

A warrant does not entitle the holder to any rights as common stockholders until the holder exercises the warrant for shares of our Common Stock.

Until you acquire shares of our Common Stock upon exercise of your warrants, the warrants will not provide you any rights as a common stockholder. Upon exercise of your warrants, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs on or after the exercise date.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements related to our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” for up to five years from the date of the completion of our IPO, or until the earlier of (1) the last day of the fiscal year in which our total annual gross revenues exceed $1 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common equity that is held by non-affiliates exceeds $700 million as of the last business day our most recently completed second fiscal quarter or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our Common Stock less attractive if we continue to rely on these exemptions. If some investors find our Common Stock less attractive as a result of any choices that we make to reduce our disclosure, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Under this provision, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

We are a smaller reporting company and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

We are currently a “smaller reporting company” as defined in the Exchange Act. Similar to emerging growth companies, smaller reporting companies are able to provide simplified executive compensation disclosures in their filings, are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that an independent registered public accounting firm provide an attestation report on the effectiveness of internal control over financial reporting, and have certain other decreased disclosure obligations in their SEC filings.

We cannot predict whether investors will find our Common Stock less attractive because of our reliance on any of these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies.

We became a public company in February 2012. Although we are an emerging growth company as defined under the JOBS Act, as a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, in order to comply with the rules and regulations imposed by the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ Stock Market. In addition, management and other personnel will need to devote a substantial amount of time to comply with these requirements.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and detect fraud. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting, and have our chief executive officer and chief financial officer certify as to the accuracy and completeness of our financial reports. The process of implementing internal controls and complying with Section 404 is expensive and time consuming, and requires significant attention from management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future.

For so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. To date, our independent registered public accounting firm has not expressed an opinion on the effectiveness of our internal controls. If we are not able to comply with the requirements of Section 404 in a timely manner, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

We have identified three material weaknesses in our internal control over financial reporting as of August 31, 2015. If our remedial measures are insufficient to address these material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our ability to provide accurate and timely financial information could be negatively affected, which could reduce the reliability of our financial reporting, harm investor confidence in our Company and affect the market price of our Common Stock.

We perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. In connection with the preparation of our audited financial statements for fiscal year 2015, we identified material weaknesses in our control environment, our control activities related to expenses in Brazil, and our control activities related to our revenue recognition, in addition to a significant deficiency in our control activities related to the precision of management’s review of our year end financial statements. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. Because of these material weaknesses, and the significant deficiency management concluded that the Company did not maintain effective internal control over financial reporting as of August 31, 2015.

We are in the process of taking the necessary steps to remediate the material weaknesses and the significant deficiency that we identified and have made enhancements to our control procedures; however, the material weaknesses and the significant deficiency, will not be remediated until the necessary controls have been implemented and are operating effectively. We cannot assure that there will not be additional material weaknesses and significant deficiencies that we or our independent registered public accounting firm will identify. Moreover, if we do not maintain effective internal control over financial reporting or if we or our independent registered public accounting firm identify additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law could delay or prevent an acquisition of our company, even if the acquisition may be beneficial to our stockholders.

Provisions in our amended and restated certificate of incorporation and our bylaws may delay or prevent an acquisition of our company deemed undesirable by our board of directors. Among other things, our amended and restated certificate of incorporation and bylaws (i) provide for a board of directors that is divided into three classes, with staggered three-year terms, (ii) provide that all stockholder action must be effected at a duly called meeting of the stockholders and not by a consent in writing, (iii) provide that only a majority of our board of directors, the chairman of the board of directors, our chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of the stockholders, (iv) provide for the ability of our board of directors to issue undesignated preferred stock, (v) require that certain amendments to the amended and restated certificate of incorporation be approved by a 66 2/3% stockholder vote, and (vi) establish advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholders meetings. These provisions may also frustrate or prevent any attempt by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors who are responsible for appointing the members of our management team. As a Delaware corporation, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding stock from merging or combining with us without board of directors or stockholder approval. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer to acquire our company may be considered beneficial by some stockholders and could limit the opportunity for our stockholders to receive a premium for their shares.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Common Stock.

If we fail to adhere to the listing criteria of the NASDAQ Capital Market, our Common Stock may be delisted, which may adversely affect the liquidity and market price of our Common Stock, our ability to raise additional financing and may subject us to certain penny stock restrictions, which may further adversely affect the liquidity and market price of our Common Stock.

Our Common Stock is currently listed on the NASDAQ Capital Market which requires that we adhere to specified listing criteria. In April 2014, we were informed by the NASDAQ that we had failed to comply with NASDAQ Listing Rule 5450(a)(1), which required that we maintain a minimum closing bid price of $1.00 per share. After transferring our Common Stock to the NASDAQ Capital Market, we achieved compliance with the corresponding rule through a reverse stock split in April 2015. In the future, if we were to fail to adhere to the Market’s listing criteria, including maintaining a minimum closing bid price of $1.00 per share, our Common Stock may be delisted. If our Common Stock were to be delisted, the liquidity of our Common Stock would be adversely affected and the market price of our Common Stock could decrease, as would our ability to raise additional financing through public or private sales of equity securities. In addition, if delisted we would no longer be subject to NASDAQ rules, including rules requiring us to have a certain number of independent directors and to meet other corporate governance standards. Our failure to be listed on NASDAQ or another established securities market would have a material adverse effect on the value of your investment in us. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

If our Common Stock is delisted by NASDAQ or another national exchange, our Common Stock may be eligible for quotation on an over-the-counter quotation system or on the pink sheets. Upon any such delisting, our Common Stock would likely become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions. The regulations applicable to penny stocks may severely affect the market liquidity for our Common Stock and could limit the ability of shareholders to sell securities in the secondary market. In such a case, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our Common Stock, and there can be no assurance that our Common Stock will be eligible for trading or quotation on any alternative exchanges or markets. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;
•	receive the purchaser’s written agreement to the transaction prior to sale;
•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and
•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

As a result of these requirements, the market price of our securities may be adversely impacted, and current stockholders may find it more difficult to sell our securities.

Our management may not apply the net proceeds from this offering in ways that increase stockholder value.

We currently intend to use the net proceeds from this offering as described in the “Use of Proceeds” section of this prospectus. However, our management may not apply the net proceeds in ways that ultimately increase stockholder value. Investors will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements, other than statements of historical facts contained in this prospectus, including statements regarding our efforts to develop and commercialize our products, anticipated yields and product performance, our short-term and long-term business strategies, market and industry expectations and future results of operations and financial position, including anticipated cost savings and projected cash expenditures from our restructuring plan and liquidity, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “could”, “intend”, “target”, “project”, “contemplate”, “believe”, “estimate”, “potential”, “continue” or other similar words.

We based these forward-looking statements largely on our current expectations and projections about future events or trends that we believe may affect our business and financial performance. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to materially differ from any future results, performance or achievements expressed or implied by these forward-looking statements. We have described in the “Risk Factors” section and elsewhere in this prospectus the material risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which we cannot predict or quantify, you should not rely on these forward-looking statements as guarantees of future results, performance or achievements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We undertake no obligation to update publicly, except to the extent required by law, any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts included in this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, governmental agency reports and industry publications and surveys, including reports by the following authorities:

•	Food and Agriculture Organization of the United Nations (“FAOSTAT”);
•	USDA;
•	The International Service for the Acquisition of Agri Biotech Applications; and
•	National Science Board.

This information involves a number of assumptions and limitations. These industry and government publications, surveys and forecasts generally indicate that the information has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we believe the third party market and industry data and forecasts included in this prospectus are generally reliable, we have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internally generated industry forecasts, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified by a third party. We are responsible for all of the disclosure in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $5.8 million, based on an assumed offering price of $0.76 per Class A Unit and $1,000 per Class B Unit, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $6.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any additional proceeds from any future conversions of the A-1 Preferred Stock. We will only receive additional proceeds from the exercise of the warrants issuable in connection with this offering if the warrants are exercised and the holders of such warrants pay the exercise price in cash upon such exercise and do not utilize the cashless exercise provision of the warrants.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital. Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

PRICE RANGE OF OUR COMMON STOCK

Our Common Stock began trading on NASDAQ under the symbol “CERE” on February 22, 2012. Prior to that time, there was no public market for our Common Stock. The following table sets forth the high and low sales prices per share of our Common Stock for each of the quarters in fiscal 2014, 2015 and 2016 (through December 9, 2015). All of the share prices are adjusted to reflect the 1-for-8 reverse stock split of our Common Stock, which took effect on April 8, 2015.

	High	Low
Fiscal 2014
First quarter (September 1, 2013 – November 30, 2013)	$17.12	$9.28
Second quarter (December 1, 2013 – February 28, 2014)	14.56	10.24
Third quarter (March 1, 2014 – May 31, 2014)	11.60	4.00
Fourth quarter (June 1, 2014 – August 31, 2014)	6.56	4.08
Fiscal 2015
First quarter (September 1, 2014 – November 30, 2014)	$4.48	$1.76
Second quarter (December 1, 2015 – February 28, 2015)	3.20	1.44
Third quarter (March 1, 2015 – May 31, 2015)	4.48	1.63
Fourth quarter (June 1, 2015 – August 31, 2015)	4.80	0.90
Fiscal 2016
First quarter (September 1, 2015 – November 30, 2015)	$1.65	$0.91
Second quarter (December 1, 2015 – December 9, 2015)	0.97	0.76

DIVIDEND POLICY

We have never declared or paid cash dividends on our Common Stock. We currently intend to retain any future earnings and do not expect to declare or pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors considers relevant.

We will not pay any dividends on shares of Common Stock (other than dividends in the form of Common Stock) unless and until such time as we pay dividends on each A-1 Preferred Share (as defined below) on an as-converted basis. Other than as set forth in the previous sentence, no other dividends will be paid on A-1 Preferred Shares and we will pay no dividends (other than dividends in the form of Common Stock) on shares of Common Stock unless we simultaneously comply with the previous sentence.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of August 31, 2015:

•	on an actual basis; and
•	on an as adjusted basis to give effect to the sale of 2,960,530 Class A Units and 4,750 Class B Units in this offering, the application of the net proceeds of this offering and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes contained in this prospectus.

	As of August 31, 2015
	Actual	As Adjusted
		(Unaudited)
	(In thousands, except per share data)
Cash and cash equivalents	$8,095	$
Common stock warrant liabilities	$1,631
Long-term debt, less current portion	$—	$—
Stockholders’ equity (deficit):
Convertible Preferred Stock, $0.01 par value; 10,000,000 shares authorized, actual and as adjusted; no shares issued and outstanding as of August 31, 2015, actual; and 4,750 shares issued and outstanding, as adjusted	—	—
Common Stock, $0.01 par value; 240,000,000 shares authorized, actual and as adjusted; 8,830,700 shares issued and outstanding as of August 31, 2015, actual; and 11,791,230 shares issued and outstanding, as adjusted	88
Additional paid-in capital	335,424
Accumulated other comprehensive loss	762
Accumulated deficit	(332,061)
Total stockholders’ equity	4,213

The table above does not include:

•	409,763 shares of Common Stock issuable upon exercise of options to purchase our Common Stock outstanding as of August 31, 2015 at a weighted average exercise price of $43.87 per share;
•	2,775,083 shares of Common Stock issuable upon exercise of warrants to purchase our Common Stock outstanding as of August 31, 2015 at a weighted average exercise price of $16.79 per share;
•	5,200 shares of Common Stock reserved as of August 31, 2015 for future issuance under our 2010 Stock Option/Stock Issuance Plan;
•	130,256 shares of Common Stock reserved as of August 31, 2015 for future issuance under our Amended and Restated 2011 Equity Incentive Plan;
•	6,250,050 shares of Common Stock that may be issued upon conversion of shares of A-1 Preferred Stock;
•	9,210,580 shares of Common Stock underlying the warrants issuable to investors in connection with this offering; and
•	184,211 shares of Common Stock underlying the warrants issuable to the representative in connection with this offering. See “Underwriting – Representative’s Warrants.”

DILUTION

If you invest in units in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per Class A Unit and the as adjusted net tangible book value per share of our Common Stock immediately after giving effect to this offering. As adjusted net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of our Common Stock outstanding as of August 31, 2015. Assuming that we issue only Class A Units (and no Class B Units) at an assumed per share offering price of $0.76, which was the last reported sale price of our Common Stock on the NASDAQ Capital Market on December 9, 2015, and excluding units that may be issued upon exercise of the underwriters’ overallotment option and shares of Common Stock that may be issued and any proceeds received upon exercise of warrants and shares of Common Stock issuable upon exercise of warrants and after deduction of the underwriters’ fees and estimated offering expenses payable by us, our as adjusted net tangible book value as of August 31, 2015, would have been $4.6 million, or $0.39 per share.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share of Common Stock included in a Class A Unit		$0.76
Net tangible book value per share as of August 31, 2015 before giving effect to this offering	$0.48
Decrease in net tangible book value per share attributable to new investors	$0.09
As adjusted net tangible book value per share after giving effect to this offering		$0.39
Dilution per share to investors in this offering		$0.37

If the underwriters’ over-allotment option is exercised in full, dilution per share to new investors would be $0.37 per share of Common Stock.

The above discussion and table are based on our Common Stock outstanding as of August 31, 2015.

This number excludes:

•	409,763 shares of Common Stock issuable upon exercise of options to purchase our Common Stock outstanding as of August 31, 2015 at a weighted average exercise price of $43.87 per share;
•	2,775,083 shares of Common Stock issuable upon exercise of warrants to purchase our Common Stock outstanding as of August 31, 2015 at a weighted average exercise price of $16.79 per share;
•	5,200 shares of Common Stock reserved as of August 31, 2015 for future issuance under our 2010 Stock Option/Stock Issuance Plan;
•	130,256 shares of Common Stock reserved as of August 31, 2015 for future issuance under our Amended and Restated 2011 Equity Incentive Plan;
•	6,250,050 shares of Common Stock that may be issued upon conversion of shares of A-1 Preferred Stock;
•	9,210,580 shares of Common Stock underlying the warrants issuable to investors in connection with this offering; and
•	184,211 shares of Common Stock underlying the warrants issuable to the representative in connection with this offering.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected data presented below for, and as of the end of, each of the years in the five-year period ended August 31, 2015, are derived from the consolidated financial statements of Ceres, Inc. and subsidiaries, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of August 31, 2015 and 2014, and for each of the years in the two-year period ended August 31, 2015, and the report thereon, are included elsewhere in this prospectus. The consolidated financial statements as of August 31, 2013, 2012 and 2011 and for each of the years in the three-year period ended August 31, 2013 are not included in this prospectus.

Historical results are not necessarily indicative of results for future periods. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

	Year Ended August 31,
	2015	2014	2013	2012	2011
	(In thousands, except per share data)
Revenues
Product sales	$434	$146	$462	$432	$116
Services	2,286	2,258	4,781	4,939	6,500
Total revenues	2,720	2,404	5,243	5,371	6,616
Cost and operating expenses(1)
Cost of product sales	5,267	3,021	6,245	2,384	2,492
Research and development	9,684	14,156	16,401	19,155	19,014
Selling, general and administrative	15,946	14,484	15,187	12,634	10,008
Total cost and operating expenses(1)	30,897	31,661	37,833	34,173	31,514
Loss from operations	$(28,177)	(29,257)	(32,590)	(28,802)	(24,898)
Interest expense	(30)	(68)	(46)	(560)	(456)
Interest income	28	5	126	39	7
Other income (expense)	24	—	—	(84)	(11,020)
Loss before income taxes	$(28,155)	(29,320)	(32,510)	(29,407)	(36,367)
Income tax (expense) benefit	(1)	(1)	(1)	(3)	31
Net loss	$(28,156)	(29,321)	(32,511)	(29,410)	(36,336)
Basic and diluted net loss per share attributable to common stockholders(2)	$(4.57)	(6.48)	(10.48)	(17.44)	(146.72)
Weighted average outstanding common shares used for net loss per share attributable to common stockholders(2):
Basic and diluted	6,166,006	4,525,745	3,099,503	1,686,402	247,703

(1)	Our stock-based compensation expense is as follows (in thousands):

	Year Ended August 31,
	2015	2014	2013	2012	2011
Cost of product sales	$145	$174	$(170)	$152	$—
Research and development	640	1,031	1,189	293	1,895
Selling, general and administrative	1,480	1,863	2,291	1,464	815
Total stock-based compensation expense	$2,265	$3,068	$3,310	$1,909	$2,710

(2)	The basic and diluted loss per share are computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. As we have incurred a net loss for all periods presented, all potentially dilutive common shares comprising of stock options, warrants, Convertible Notes and convertible preferred stock have been excluded as they are anti-dilutive.

Our consolidated balance sheet data is as follows (in thousands):

	As of August 31,
	2015	2014	2013	2012	2011
Cash and cash equivalents	$8,095	$3,423	$8,881	$21,069	$21,911
Working capital	$4,544	24,607	28,439	51,226	16,739
Total assets	$11,122	32,424	37,178	69,247	36,797
Common and preferred stock warrant liabilities	$1,631	—	—	—	17,726
Convertible Notes	—	—	—	—	13,630
Total long-term liabilities	$1,687	93	175	344	33,518
Convertible preferred stock	—	—	—	—	197,502
Total stockholders’ equity (deficit)	$4,213	$27,609	$33,006	$62,561	$(204,318)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated Financial Statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in our forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” on page 10 of this prospectus and those included elsewhere in this prospectus.

Overview

We are an agricultural biotechnology company that develops and markets seeds and traits to produce crops for feed, forages, sugar and other markets. We use a combination of advanced plant breeding, biotechnology and bioinformatics to develop seed products and biotechnology traits to address many of the current limitations and future challenges facing agriculture. These technology platforms, which can increase crop productivity, improve quality, reduce crop inputs and improve cultivation on marginal land, have broad application across multiple end markets, including food, feed, fiber and fuel.

In 2014, we began realigning our business to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops. Previously, we prioritized our working capital in Brazil, where, since 2010 we focused on the large-scale evaluation and adoption of sorghum for bioenergy production. We believe that these changes represent an important step in the transformation of our business as we refocus on our strengths in agricultural technology and redirect our existing seed products and trait pipelines toward food and feed markets being fueled by global prosperity growth.

Our current commercial seed products have demonstrated a number of favorable attributes for forage feed, including high yields and lower water requirements, as well as competitive production costs relative to corn and certain hay crops. In addition our product development pipeline contains numerous traits and seed products that have demonstrated further yield improvements as well as enhanced energy content and nutrition. Following commercial field evaluations in 2014, we launched our U.S. forage sorghum business in 2015 via multiple distribution arrangements. Distributors provide us with local market information, agronomy support and access to their customer base.

In addition to our forage sorghum opportunity, in certain crops, including corn, rice and sugar beet, we have out-licensed a portion of our traits and gene technology to existing market participants and continue to pursue opportunities to out-license these technologies, among other go-to-market strategies. We believe that the strength of our technology has been validated by our receipt of multiple competitive grants as well as collaborations with leading companies. We also have significant intellectual property rights to our technology platforms, traits and seed products.

We operate in one segment, and accordingly, our results of operations are presented on a consolidated basis. To date the majority of our revenue and expense has been denominated in U.S. dollars and Brazilian Real. In fiscal year 2015 there was a benefit to our operating expenses related to the impact of expenses incurred in Brazilian Real as a result of the strengthening dollar which was offset by increased costs incurred in Brazil.

We generate revenues from product sales, research and development collaboration agreements, government grants and software and services. We began selling products in 2008 and, while our product sales have been minimal to date, we expect product sales to eventually become the primary source of our revenues. We expect future product revenues to include a combination of seed sales and trait fees, similar to current business models used for food crops incorporating biotech traits. As we continue to develop traits for our products, we expect that a significant portion of our product revenues will be generated from the sale of seeds that include our traits.

Seed inventory costs are computed on a first-in, first-out basis and valued at the lower of cost or market with any excess cost recognized during the period within cost of product sales. When inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs are recorded for the difference between the cost and the market value in the period based on our evaluation of such inventory. The recoverability of our seed inventory is dependent on increased customer adoption and acceptance.

We have invested significantly in research, development and technology and applied our proprietary technology platforms to energy crops and expect to continue to invest in research and development focusing on forage sorghum, as well as traits with significant market potential in other crops, like corn, rice and sugarcane. For the fiscal years ended August 31, 2015 and 2014, we invested $9.7 million and $14.2 million, respectively, in research and development, with the main emphasis on breeding and traits. Our other operating expenses are related to selling, general and administrative expenses incurred to establish and build our market presence and business infrastructure.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We expect to incur further losses in the operations of our business and have been dependent on funding our operations through the issuance and sale of equity securities. Our accumulated deficit as of August 31, 2015 was $332.1 million. Our cash and cash equivalents of $8.1 million as of August 31, 2015 is not sufficient to enable us to remain in business beyond January 2016 without raising further capital or significantly curtailing our operations. These circumstances raise substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. Therefore, you should not rely on our consolidated financial statements as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

Historically, we have funded our operations with payments from collaborators and government grants and the proceeds from issuances of common stock, convertible preferred stock, warrants, convertible notes and debt financing. We have experienced significant losses as we invested heavily in research and development and marketing, and those costs have exceeded revenues. We will continue to need capital to fund our research and development projects, to commercialize our products and to provide working capital to fund other aspects of our business. The Company is evaluating opportunities to secure additional financing, including the issuance of equity or debt, sale or divesture of business units, and additional revenues from grants or collaborations. However there are no assurances that such opportunities will be available or available on terms that are acceptable to the Company. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures will be significantly limited. If this happens, we may be forced to obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, grant licenses to our technology and sell assets on terms that are not favorable to us or delay or terminate research and development programs or the commercialization of products or significantly curtail or cease our operations.

On June 19, 2015, we announced the continued realignment of our business to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops. As part of the realignment, we undertook a restructuring of our Brazilian seed operations. The restructuring of our Brazilian seed operations, includes, among other actions, a workforce reduction that initially impacted 14 positions in Brazil primarily related to administration, operations and manufacturing as well as 2 support positions in the United States. We estimated that we would incur charges of approximately $0.6 million over the five-month period ending in October 2015 with respect to the initial workforce reductions in Brazil and the U.S., including $0.1 million in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated, and $0.5 million of one-time severance and other costs, all of which will be cash expenditures.

As of August 19, 2015, we had initiated a further workforce reduction that impacted an additional 19 positions in Brazil. We estimated that we would incur additional charges of approximately $0.8 million over the four-month period ending on December 31, 2015 with respect to the additional workforce reductions in Brazil, including $0.1 million in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated, and $0.7 million of one-time severance and other costs, all of which will be cash expenditures. We expect to save up to approximately $8.0 to $10.0 million in cash in fiscal 2016 as a result of restructuring our operations as described above which is higher than we originally estimated. The restructuring of our Brazilian seed operations is expected to be substantially completed by February 1, 2016. After full implementation of the restructuring plan, our Brazilian operations will be focused on sugarcane trait development activities for the Brazilian sugarcane market. There can be no assurance that we will achieve the cost savings we expect in fiscal 2016 after fully implementing the realignment plan.

In July 2014, our Brazilian subsidiary was selected for a competitive grant and a multi-year credit facility to fund a product development project for sorghum and sugarcane for up to approximately 85 million reais, or $22.1 million, under the government’s PAISS Agricola program. The project consists of a non-repayable grant of up to approximately 10 million reais, or $2.6 million, and a government-subsidized credit facility for up to approximately 67.5 million reais, or $17.55 million. The Company is expected to fund up to approximately 7.5 million reais, or $1.95 million, of the project. While we have received approval for the grant and approval in principle for the credit facility, in light of the restructuring of our Brazilian operations first announced on June 19, 2015, we have approached the Brazilian government to narrow the focus and significantly reduce the size of the project, and it is uncertain at this time if we will draw from the grant or the credit facility.

Public Offerings

On March 10, 2014, we completed a registered public offering of 2,875,000 shares of our Common Stock (including 375,000 shares purchased by the underwriter upon the exercise in full of their right to purchase up to an additional 375,000 shares to cover over-allotments) at a price to the public of $8.00 per share. We received approximately $20.8 million of proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses. We issued warrants to purchase an aggregate of 60,000 shares of common stock to certain affiliated designees of the underwriter as part of the underwriter’s compensation related to the March 10, 2014 registered public offering. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on March 4, 2015 and expire on March 4, 2019. The exercise price is $12.00 per share of common stock.

On July 30, 2015, we completed a registered public offering of an aggregate of 1,200,000 shares of Common Stock, par value $0.01 per share, of the Company, at an offering price of $1.296 per share for estimated net proceeds of approximately $1.0 million, after deducting the placement agent fee and related offering expenses. In a concurrent private placement, we issued warrants exercisable for one share of Common Stock for each share purchased in the offering for an aggregate of 1,200,000 shares of Common Stock at an exercise price of $1.62 per share. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on January 30, 2016 and expire on January 30, 2021. We also issued warrants to purchase an aggregate of 24,000 shares of our Common Stock at an exercise price of $1.944 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on July 30, 2016 and expire on July 30, 2020.

On August 26, 2015, we completed a registered public offering of an aggregate of 1,598,478 shares of Common Stock, par value $0.01 per share, of the Company, at an offering price of $1.22 per share for estimated net proceeds, together with the concurrent private placement, of approximately $1.7 million, after deducting the placement agent fee and related offering expenses. In a concurrent private placement, we issued warrants exercisable for 0.75 shares of Common Stock for each share purchased in the August 26, 2015 offering for an aggregate of 1,198,859 shares of Common Stock at an exercise price of $1.22 per share. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on February 26, 2016 and expire on February 26, 2021. We also issued warrants to purchase an aggregate of 31,970 shares of our Common Stock at an exercise price of $1.83 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on August 26, 2016 and expire on August 26, 2020.

Key Components of Our Results of Operations

Revenues

To date, our revenues have related to our product sales, collaborative research and government grants.

•	Product Sales. Product sales are primarily composed of seed and biomass sales. We began selling products in 2008.
•	Collaborative Research. Collaborative research revenues generally consist of payments for research and development activities for specific projects. These arrangements may include a combination of non-refundable technology license fees, research and development fees, and/or fees for the achievement of contractually defined milestone events and royalties.
•	Government Grants. Government grant revenues consist of payments from government entities. The terms of these grants generally provide us with reimbursement for research and development services and certain types of capital expenditures over a contractually defined period.
•	Software Licensing and Development. Software licensing and development revenues generally consist of services related to software arrangements that involve (1) significant production, modification or customization and (2) post contract customer support (PCS).

Cost of Product Sales

Cost of product sales consists principally of the cost of labor, raw materials and third-party services related to growing, harvesting, packaging and shipping our seeds, and direct and indirect costs related to our biomass sales. These costs are comprised of the direct costs of our seed production employees, as well as the temporary seasonal labor costs during planting and harvesting times. Third-party services include contract labor, grower payments, crop management services and other professional services related to the cost of product sales. Cost of product sales also consists of input costs such as chemicals and seed production costs. Costs associated with collaboration, research and government grants are not included in cost of product sales but instead are included as research and development expenses. Although historically not significant, future royalty expenses associated with collaboration and license agreements with third parties will be included in cost of product sales. The amount of royalties we owe under these agreements is a function of our sales, and the applicable royalty rates depend on a number of factors, including the portion of our third-party collaborator’s intellectual property that is present in our products. We believe that as we increase seed production volumes, we will be able to achieve better economies of scale from third parties as well as our own seed production.

Research and Development

Research and development expenses principally consist of personnel costs related to our research and development staff in support of plant breeding, agronomy, technology development and protection, and exploratory research. Research and development expenses also include costs incurred for laboratory supplies, reimbursable costs associated with government grants and our collaborative agreements, third-party contract payments, consultants and facility and related overhead costs. Also included in research and development expenses are expenses in connection with warrants granted to The Texas A&M University System and The Samuel Roberts Noble Foundation, Inc. The warrants vest based on the achievement of certain research and commercialization milestones or the passage of time. The warrants are accounted for at fair value at each quarter end until the vesting targets are met using the Black Scholes option pricing model. As a publicly traded company, the volatility of our stock price could cause an increase in the warrant fair value and resulting expense charges to research and development.

We do not track our research and development expenditures by project. Our ongoing research and development activities are dedicated to improving our product offerings, with a main emphasis on breeding, bioinformatics and traits. Our research and development expenses consist principally of personnel and related costs and at November 10, 2015, we had 24 full-time employees primarily engaged in our research and development activities. Our employees’ work time is spread across multiple research and development methods continuously focused on our technology platforms and to a much lesser extent areas for which we have received government grant awards and collaboration funding. As a result of the restructuring of our Brazil operations during July and August 2015, we expect our research and development expenses to be significantly lower during our next fiscal year ended August 31, 2016.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel costs related to our executive, sales, legal, finance and human resources staff and professional fees including legal and accounting. Selling costs relate to business development and our sales and marketing programs to build brand awareness. We improve our brand awareness through programs including publication of crop management guides, speaking roles at industry events, trade show displays and local-level grower meetings. Costs related to these activities, including travel, are included in selling expenses. We believe that our use of distributors for our forage sorghum products should allow us to operate with relatively modest overall selling expenses for the near term. As a result of the restructuring of our Brazil operations during July and August 2015, we expect our selling, general and administrative expenses to be significantly lower during our next fiscal year ended August 31, 2016.

Interest Expense

We recognize interest expense on our debt obligations. We expect interest expense to fluctuate in the future with changes in our debt levels.

Interest Income

Interest income consists primarily of interest earned on investments and cash balances. Our interest income will vary each reporting period depending on our average investment and cash balances during the period and market interest rates. We expect interest income to fluctuate in the future with changes in average investment and cash balances and market interest rates.

Other Income (Expense)

Other income (expense) consists primarily of the changes in the fair value of our common stock warrants.

Provision for Income Tax Benefits

Since our inception, we have been subject to income taxes principally in the United States and Brazil, where we established a legal presence in 2010. We anticipate that as we expand our operations outside the United States, we will become subject to taxation based on the foreign statutory rates and our effective tax rate could fluctuate accordingly.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As of August 31, 2015 and 2014, based on the available information, it is more likely than not that our deferred tax assets will not be realized, and accordingly we have recorded a full valuation allowance against all of our deferred tax assets. As of August 31, 2015, we had approximately $273.9 million of federal, $196.8 million of state and $25.8 million of foreign operating loss carry-forwards available to offset future taxable income, if any, which expire in varying amounts from 2018 through 2035 for federal tax purposes and from 2015 through 2035 for state tax purposes if unused. The carry-forward period for the foreign net operating loss is indefinite. Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an “ownership change”, as defined in Section 382 of the Code (as defined below). We have not completed a Section 382 analysis to determine if a change in ownership has occurred. Until an analysis is completed, there can be no assurance that the existing net operating loss carry-forwards or credits are not subject to significant limitation.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

Our financial statements have been prepared under the assumption that we will continue as a going concern. As discussed in the report of our independent registered public accounting firm, dated November 23, 2015, included herein, we have incurred recurring losses and we expect that the current level of cash and cash equivalents will only be sufficient to fund operations through January 2016 which raises substantial doubt as to our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

We believe the following critical accounting policies involve significant areas of management’s judgments and estimates in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) transfer of product or technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. To date, our primary source of revenues has been derived from research collaborations and government grants, software and services, and to a lesser extent, product sales.

Product Sales

Product sales are derived from seed and biomass sales, and trait fees. Product sales are recognized, net of discounts and allowances, once passage of title and risk of loss have occurred and contractually specified acceptance criteria have been met, provided all other revenue recognition criteria have also been met.

Collaborative Research and Government Grants

From time to time, we have entered into research and development collaboration agreements with third parties, including a large agriculture supplier, a consumer goods conglomerate and several biofuel producers. In addition, we have received grants from government agencies such as the DOE and the USDA. The research and development collaboration agreements typically provide us with multiple revenue streams, which may include upfront, non-refundable fees for licensing certain of our technologies, fees for research and development activities, and contingent milestone payments upon achievement of contractual criteria.

•	Technology License Fees. For collaboration agreements in which we have continuing involvement, license fees are recognized on a straight-line basis over the term of the arrangement. Licensing fees are non-refundable and not subject to future performance.
•	Government Grants. We receive payments from government entities in the form of government grants. Government grants generally provide us with cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period, as well as an allocated portion of our overhead expenses. Revenues from government grants are recognized in the period during which the related costs are incurred, provided that substantially all conditions under which the government grants were provided have been met and we only have perfunctory obligations outstanding.
•	Research and Development Fees. Generally, fees for research and development activities are recognized as the services are performed over the performance period, as specified in the respective agreements. Certain of our collaboration agreements require us to deliver research data by specific dates and the collective program plan will result in reaching specific crop characteristics by certain dates. For such arrangements, we recognize revenues either on a straight-line basis over the term of the arrangement or based on the completed contract method under the agreement, but the revenue recognized cannot exceed the payments that have accrued to us to date under the agreement. The research and development period is estimated at the inception of each agreement and is periodically evaluated.

•	Milestone Payments. Fees that are contingent upon achievement of substantive performance milestones at inception of the agreement are recognized based on the achievement of the milestone, as defined in the respective agreements.

We have earned research funding revenues from several agreements with the DOE, the USDA, USAID and several leading biofuel producers whereby we performed research activities and received revenues that partially reimbursed our expenses incurred. Under such grants and agreements, we retained a proprietary interest in the products and technology we developed. These expense reimbursements primarily consisted of direct expense sharing arrangements. We recorded revenue related to these grants of approximately $1.0 million and $1.4 million in the years ended August 31, 2015 and 2014, respectively.

Software and Services

During the years ended August 31, 2015 and 2014, we provided services related to software arrangements that involve (1) significant production, modification or customization and (2) PCS. The customer has the option, annually, to extend the arrangement or elect to receive only maintenance. We do not have vendor specific objective evidence (VSOE) related to these components. In addition, there are substantive acceptance provisions related to the production, modification or customization. We apply the completed contract method to these arrangements. However, only costs related to the production, modification or customization are deferred. Revenue is recognized upon acceptance of the production, modification or customization as that is later than the expiration of the annual PCS period. Revenue related to these arrangements was $0.7 million and $0.3 million in 2015 and 2014.

We also had an arrangement that included a license, installation services and PCS. As we do not have VSOE for the elements, we have deferred revenue until PCS is the only undelivered element and will recognize revenue over the remaining PCS period. There was no revenue related to this arrangement during 2015 and 2014.

Billings in Excess of Costs

We recognize billings in excess of costs to the extent that cash received under the software and service arrangements are in excess of the revenues recognized related to the arrangements since the work under the arrangements have not yet been performed, or the work has not been fully completed at the balance sheet date, which is classified as other current liabilities on the accompanying consolidated balance sheets.

For the fiscal year ended August 31, 2015, USAID, Syngenta, Exelus, Florida Crystals and Bayer represented 33.5%, 13.1%, 12.2%, 11.9% and 10.4% of our revenues, respectively. For the fiscal year ended August 31, 2014, USAID, ARPA-E, Exelus, and Syngenta represented 41.9%, 17.5%, 16.5% and 11.6% of our revenues, respectively.

Stock-Based Compensation

We recognize compensation expense related to stock-based compensation, including the awarding of employee and non-employee stock options, based on the grant date estimated fair value. We amortize the fair value of the employee stock options on a straight-line basis over the requisite service period of the award, which is generally the vesting period. Options granted to non-employees are re-measured as the services are performed and the options vest, and any resulting change in value is recognized as expense during the period the related services are rendered. We account for restricted stock grants issued based on the fair market value of our Common Stock. We estimate the fair value of stock-based compensation awards using the Black-Scholes option pricing model, which requires judgments to be made, including estimating: (i) the expected life of an award; (ii) stock price volatility; and (iii) prior to the IPO, estimating the fair value of our Common Stock.

The Black-Scholes option-pricing model calculates the estimated fair value of stock options using the following inputs: (i) expected life; (ii) expected volatility; (iii) risk-free interest rate; (iv) expected dividend yield rate; (v) exercise price; and (vi) closing price of our Common Stock on the date of grant. Due to our limited history of grant activity, we calculate our expected term utilizing the “simplified method” permitted by the SEC, which is the average of the total contractual term of the option and its vesting period. We calculate our expected volatility rate from the historical volatilities of selected comparable public companies within our industry, due to a lack of historical information regarding the volatility of our stock price. We will continue to analyze the historical stock price volatility assumption as more historical data for our Common Stock becomes available. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities similar to the option’s expected term. We do not expect to pay dividends. Forfeitures have been estimated based upon our historical and expected forfeiture experience.

The estimated fair value of a stock option using the Black-Scholes option-pricing model is impacted significantly by changes in a company’s stock price. For example, all other assumptions being equal, the estimated fair value of a stock option will increase as the closing price of a company’s stock increases, and vice versa. Prior to the closing of the IPO, we were a private company and, as such, we were required to estimate the fair value of our common stock. In the absence of a public trading market, we determined a reasonable estimate of the then-current fair value of our Common Stock for purposes of granting stock-based compensation based on multiple criteria. We estimated the fair value of our Common Stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, or the AICPA Practice Aid.

Fair Value of Liability Classified Warrants to Purchase Common Stock

We issued warrants to purchase our Common Stock in connection with issuances of our Common Stock. We account for these warrants as liabilities as the warrants are not considered indexed to our Common Stock. We estimate the fair value of these warrants using an option-pricing model, which incorporates several estimates and assumptions that are subject to management judgment. Changes in fair value at each period-end are recorded in other income (expense) in our consolidated statement of operation until the earlier of the exercise or expiration of the warrants.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance when it is more likely than not that some of our net deferred tax assets will not be realized. In determining the need for valuation allowances, we consider our projected future taxable income and the availability of tax planning strategies. We have recorded a full valuation allowance to reduce our net deferred tax assets to zero because we have determined that it is more likely than not that our net deferred tax assets will not be realized. If in the future we determine that we will be able to realize any of our net deferred tax assets, we will make an adjustment to the allowance, which would increase our income in the period that the determination is made.

We operate in various tax jurisdictions and are subject to audit by various tax authorities. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Assets Held for Sale

We reclassify long-lived assets to Assets Held for Sale when all required criteria for such reclassification are met. The assets are recorded at the lower of the carrying value or fair value less costs to sell. Assets held for sale must meet the following conditions: (1) management, having authority to approve the action, commits to a plan to sell the asset, (2) the asset is available for immediate sale in its present condition, (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (4) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (5) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In connection with an agreement we entered into on March 31, 2014 to sell our facility and certain equipment located in College Station, Texas, a determination was made that the assets met the criteria to be classified as held for sale and the fair value for the related assets was in excess of their carrying amount. Accordingly, during 2014, we recorded a charge of $0.5 million to research and development expense for the difference between the net carrying amount of these assets of $1.2 million and the net cash proceeds of $0.7 million. On June 2, 2014, we completed the sale of this facility and equipment for net cash proceeds of approximately $0.7 million.

In connection with the announcement we made on June 19, 2015, to restructure our Brazilian seed operations, a determination was made that the fixed assets in Brazil met the criteria to be classified as held for sale and the carrying amount of those assets was in excess of their fair value. Accordingly, we recorded a charge of $0.4 million to cost of product sales, research and development and general and administrative expense for the difference between the net carrying value of these assets of $0.9 million and estimated net cash proceeds of $0.5 million. Fair value of the assets held for sale was determined using an appraisal for certain assets and resale information available for certain assets.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our long-lived assets comprise a single asset group for evaluation purposes. We evaluate whether an impairment indicator occurs primarily based on progress achieved against our business plans. To the extent that an impairment indicator has occurred, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Results of Operations

The following table sets forth our consolidated results of operations for the periods shown (in thousands):

	Year Ended August 31,
	2015	2014
Revenues:
Product sales	$434	$146
Services	2,286	2,258
Total revenues	2,720	2,404
Cost and operating expenses:
Cost of product sales	5,267	3,021
Research and development	9,684	14,156
Selling, general and administrative	15,946	14,484
Total cost and operating expenses	30,897	31,661
Loss from operations	(28,177)	(29,257)
Interest expense	(30)	(68)
Interest income	28	5
Other income	24	—
Loss before income taxes	(28,155)	(29,320)
Income tax expense	(1)	(1)
Net loss	$(28,156)	$(29,321)

Comparison of Years Ended August 31, 2015 and 2014

Revenues

	Year Ended August 31,		Change
	2015	2014
	(In thousands)
Product sales	$434	$146	$288
Services	2,286	2,258	28
Total revenues	$2,720	$2,404	$316

Our total revenues increased by $0.3 million to $2.7 million for the year ended August 31, 2015 compared to the year ended August 31, 2014. Product sales increased by $0.3 million primarily due to increased biomass sales which resulted from the expansion of our sales incentive and promotional programs for the 2014-2015 sorghum growing season in Brazil. Services revenue remained relatively unchanged at $2.3 million. Within Services, software revenue increased by $0.4 million, which was offset by decreased revenue recognized under our collaborative research programs of $0.4 million.

Cost and Operating Expenses

	Year Ended August 31,		Change
	2015	2014
	(In thousands)
Cost of product sales	$5,267	$3,021	$2,246
Research and development	9,684	14,156	(4,472)
Selling, general and administrative	15,946	14,484	1,462
Total cost and operating expenses	$30,897	$31,661	$(764)

Cost of Product Sales

Our cost of product sales increased by $2.2 million to $5.3 million for the year ended August 31, 2015 compared to the year ended August 31, 2014. The increase was primarily due to increased expenses of $1.9 million resulting from increases in crop management services performed under our sales incentive and promotional programs for the 2014-2015 growing season in Brazil, and due to $0.3 million of increased expenses related to obsolete seed inventory. As a result of the restructuring of our Brazil operations, we do not expect to incur costs for crop management services in our next fiscal year ended August 21, 2016.

Research and Development Expenses

Our research and development expenses decreased by $4.5 million to $9.7 million for the year ended August 31, 2015 compared to the year ended August 31, 2014. In the U.S., research and development expenses decreased by $4.2 million primarily due to reduced personnel and related expenses of $3.1 million, reduced external research and development and licensing expenses of $0.3 million, and reduced laboratory and agricultural supply costs of $0.8 million. In Brazil, research and development expenses decreased by $0.3 million as a result of decreased personnel and related expenses.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased by $1.5 million to $15.9 million for the year ended August 31, 2015 compared to the year ended August 31, 2014. In Brazil expenses increased by $1.7 million primarily as a result of increased expenditures related to building our market presence and business infrastructure, and supporting the business activities related to our sales incentive and promotional programs. In the U.S., expenses decreased by $0.2 million primarily due to reduced personnel and related expense of $1.0 million which was mostly offset by increased legal and professional and patent expenses of $0.8 million.

Interest Expense, Interest Income and Other (Expense) Income

	Year Ended August 31,		Change
	2015	2014
	(In thousands)
Interest expense	$(30)	$(68)	$38
Interest income	28	5	23
Other income	24	—	24
Total	$22	$(63)	$85

Interest Expense

Interest expense decreased $38,000 for the year ended August 31, 2015 compared to the prior year. The decrease is related to our Brazil operations.

Interest Income

Interest income increased $23,000 for the year ended August 31, 2015 compared to the prior year. The increase was primarily due to higher rates of return from our invested cash balances in Brazil.

Other Income

Other income increased by $24,000 due to the changes in fair market value of our common stock warrants issued in connection with the July and August 2015 financings.

Liquidity and Capital Resources

Our consolidated financial statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We expect to incur further losses in the operations of our business and have been dependent on funding our operations through the issuance and sale of equity securities. Our accumulated deficit as of August 31, 2015 was $332.1 million. Our cash and cash equivalents of $8.1 million as of August 31, 2015 is not sufficient to enable us to remain in business beyond January 2016 without raising further capital or significantly curtailing our operations. These circumstances raise substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. Therefore, you should not rely on our consolidated financial statements as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to stockholders, in the event of liquidation.

Since our inception we have incurred significant net losses, and, as of August 31, 2015, we had an accumulated deficit of $332.1 million. We expect to incur additional losses related to the continued development and expansion of our business including research and development, seed production and operations, and sales and marketing. There is no assurance that we will achieve profitable operations, or if achieved, that we can sustain them on a continued basis.

Historically, we have funded our operations with payments from collaborators and government grants and the proceeds from issuances of Common Stock, convertible preferred stock, warrants, convertible notes and debt financing. We have experienced significant losses as we invested heavily in research and development and marketing, and those costs have exceeded revenues. We will continue to need capital to fund our research and development projects, to commercialize our products and to provide working capital to fund other aspects of our business. The Company is evaluating opportunities to secure additional financing, including the issuance of equity or debt, sale or divesture of business units, and additional revenues from grants or collaborations. However there are no assurances that such opportunities will be available or available on terms that are acceptable to the Company. If we fail to raise sufficient funds and continue to incur losses, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures will be significantly limited. If this happens, we may be forced to obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights, grant licenses to our technology and sell assets on terms that are not favorable to us or delay or terminate research and development programs or the commercialization of products or significantly curtail or cease our operations.

On July 30, 2015, we completed a registered public offering of an aggregate of 1,200,000 shares of Common Stock, par value $0.01 per share, of the Company, at an offering price of $1.296 per share for estimated net proceeds of approximately $1.0 million, after deducting the placement agent fee and related offering expenses. In a concurrent private placement, we agreed to issue warrants exercisable for one share of Common Stock for each share purchased in the July 30, 2015 offering for an aggregate of 1,200,000 shares of Common Stock at an exercise price of $1.62 per share. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on January 30, 2016 and expire on January 30, 2021. We also issued warrants to purchase an aggregate of 24,000 shares of our Common Stock at an exercise price of $1.944 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on July 30, 2016 and expire on July 30, 2020.

On August 26, 2015, we completed a registered public offering of an aggregate of 1,598,478 shares of Common Stock, par value $0.01 per share, of the Company, at an offering price of $1.22 per share for estimated net proceeds, together with the concurrent private placement, of approximately $1.7 million, after deducting the placement agent fee and related offering expenses. In a concurrent private placement, we agreed to issue warrants exercisable for 0.75 shares of Common Stock for each share purchased in the August 26, 2015 offering for an aggregate of 1,198,859 shares of Common Stock at an exercise price of $1.22 per share. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on February 26, 2016 and expire on February 26, 2021. We also issued warrants to purchase an aggregate of 31,970 shares of our Common Stock at an exercise price of $1.83 per share to the placement agent as part of the placement agent’s compensation. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on August 26, 2016 and expire on August 26, 2020.

On March 10, 2014, we completed a registered public offering of 2,875,000 shares of our Common Stock (including 375,000 shares purchased by the underwriter upon the exercise in full of their right to purchase up to an additional 375,000 shares to cover over-allotments) at a price to the public of $8.00 per share, resulting in net proceeds of approximately $20.8 million, after deducting underwriting discounts and commissions and offering expenses. We also issued warrants to purchase an aggregate of 60,000 shares of our Common Stock to certain affiliated designees of the underwriter as part of the underwriter’s compensation. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on March 4, 2015 and expire on March 4, 2019. The exercise price is $12.00 per share of Common Stock.

On October 11, 2013, we commenced the implementation of a plan (Plan) intended to further align expenditures with our near-term commercial opportunity in Brazil, shift Northern Hemisphere sorghum breeding activities from College Station, Texas to a more appropriate location, de-emphasize research and development for U.S. cellulosic feedstocks, reduce costs and conserve cash. The actions taken under the Plan, which included, among others, a workforce reduction that impacted 16 positions in the U.S, were completed at August 31, 2014. During 2014, we incurred total charges of approximately $1.6 million with respect to the U.S. workforce reductions, including $0.9 million of one-time severance expenses, $0.4 million for continuation of salary and benefits of certain employees until their work was completed and $0.3 million of other costs. Of the $1.6 million of cash payments made during 2014, $1.0 million, $0.5 million and $0.1 million was recorded to research and development expenses, cost of sales and general and administrative expenses, respectively.

For the years ended August 31, 2015 and 2014, we used $0.4 million and $1.0 million, respectively, in cash to fund capital expenditures. We currently anticipate making aggregate capital expenditures of between $0.1 million and $0.5 million for the year ended August 31, 2016.

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year Ended August 31,
	2015	2014
Net cash used in operating activities	$(23,217)	$(22,563)
Net cash (used in) provided by investing activities	$24,069	(3,589)
Net cash provided by (used in) financing activities	$2,725	$20,592

Cash Flows from Operating Activities

For all periods presented, we have incurred net losses and net cash used in operating activities. The net cash used in operating activities primarily resulted from significant research and development expenses and seed production costs to develop and produce our seeds and traits. Such expenses and costs have exceeded our revenues, which have primarily been generated from collaborative research and government grants and, to a much lesser extent, product sales.

Net cash outflows of $23.2 million from operating activities during the year ended August 31, 2015 primarily resulted from our net loss of $28.2 million, which was partially offset by non-cash charges of $3.6 million and changes in operating assets of $1.4 million. Non-cash charges primarily included $2.3 million in stock-based compensation expense, $0.7 million in depreciation expense, and $0.5 million in asset impairment. The net change in our operating assets and liabilities was $1.4 million, primarily consisting of an increase in accounts payable and accrued expenses of $0.9 million and an increase in billings in excess of cost of $0.5 million.

Net cash outflows of $22.6 million from operating activities during the year ended August 31, 2014 primarily resulted from our net loss of $29.3 million, which was partially offset by non-cash charges of $5.4 million and changes in operating assets of $1.4 million. Non-cash charges primarily included $1.5 million in depreciation expense, $0.3 million in amortization of discounts on marketable securities and $3.1 million in stock-based compensation expense. The net change in our operating assets and liabilities was $1.3 million, primarily consisting of an increase in accounts payable and accrued expenses of $0.4 million, an increase in billings in excess of cost of $0.4 million and a decrease in accounts receivable of $0.6 million.

Cash Flows from Investing Activities

Our investing activities consisted primarily of net investment purchases, maturities of investments and capital expenditures.

Net cash provided by investing activities was $24.1 million during the year ended August 31, 2015, which resulted from the maturity of marketable securities of $25.1 million and proceeds from sale of property and equipment of $0.1 million, which was partially offset by the purchases of marketable securities of $0.7 million and purchases of property and equipment of $0.4 million.

Net cash used in investing activities was $3.6 million during the year ended August 31, 2014, which resulted from the purchase of marketable securities of $33.1 million and the purchase of property and equipment of $1.0 million, which was mostly offset by the maturity of marketable securities of $29.7 million and proceeds from the sale of the property and equipment of $0.8 million.

Cash Flows from Financing Activities

Net cash inflows of $2.7 million from finance activities during the year ended August 31, 2015 was due to $2.8 million net proceeds from the issuance of Common Stock and warrants in connection with our July and August 2015 financings, which was partially offset by $0.1 million of payments on capital leases.

Net cash inflows of $20.6 million from finance activities during the year ended August 31, 2014 was due to $20.8 million net proceeds from the issuance of Common Stock in connection with our follow-on equity offering, which was partially offset by $0.2 million of payments on capital leases.

Contractual Obligations

The following is a summary of our contractual obligations as of August 31, 2015:

Contractual Obligations	Total	For Years Ended August 31,
		2016	2017	2018	2019	2020 and thereafter
	(In thousands)
Operating Lease Obligations	$2,527	$621	606	$618	$631	$51
Research Collaboration Agreements	$652	602	50	—	—	—
Total	$3,179	$1,223	$656	$618	$631	$51

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated balance sheets.

Seasonality

Product sales are dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Our product sales for the years ended August 31, 2015 and 2014 were minimal and, accordingly, we have not yet experienced the full nature or extent to which our business may be seasonal. Weather conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, drought or fire, also affect decisions by our customers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Disruptions that cause delays by our customers in harvesting or planting can result in the movement of orders to a future quarter, which would negatively affect the quarter and cause fluctuations in our operating results.

Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended August 31, 2015 and 2014. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Recent Accounting Pronouncements

The information contained in Note (1) to the Audited Consolidated Financial Statements under the heading “Recent Accounting Pronouncements” is hereby incorporated by reference in this “Recent Accounting Pronouncements” section.

BUSINESS

Overview

We are an agricultural biotechnology company that develops and markets seeds and traits to produce crops for feed, forages, sugar and other markets. We use a combination of advanced plant breeding, biotechnology and bioinformatics to develop seed products and biotechnology traits to address many of the current limitations and future challenges facing agriculture. These technology platforms, which can increase crop productivity, improve quality, reduce crop inputs and improve cultivation on marginal land, have broad application across multiple end markets, including food, feed, fiber and fuel.

Increased global prosperity is driving increasing agricultural demand. As human societies become wealthier, they typically increase meat and dairy consumption. As a result, demand for forage, feed and hay crops to feed meat and dairy cattle is expected to continue to increase. We believe that growers of forage crops, including vertically integrated businesses such as dairies, will need to seek improved sources of forage as well as utilize more marginal quality cropland, or cropland with limited water availability, to meet their feedstock requirements. To maximize milk and meat production, dairies and livestock producers frequently supplement rations of grasses with other crops and nutritional sources. We believe that a single crop plant with improved forage quality can be a significant supplement to existing livestock feed rations. Using our technology platforms, we are developing forage and feed crops with a better balance of yield, energy and nutrition. In forage sorghum, we are taking advantage of the natural drought tolerance and lower fertilizer requirements of sorghum and combining it with biotech traits for enhanced biomass yield and quality. By utilizing our high biomass or quality traits, such as our high carbohydrate trait, we believe sorghum could potentially surpass silage corn in milk yield per acre, which is a key crop performance metric for dairies. We also believe there is an opportunity to utilize these traits in other forage crops, such as alfalfa and silage corn. Many of these traits have already been developed as part of our historical activities in bioenergy.

Our current commercial seed products have demonstrated a number of favorable attributes for forage feed, including high yields and lower water requirements, as well as competitive production costs relative to corn and certain hay crops. In addition our product development pipeline contains numerous traits and seed products that have demonstrated further yield improvements as well as enhanced energy content and nutrition. Following commercial field evaluations in 2014, we launched our U.S. forage sorghum business in 2015 and initiated multiple distribution arrangements with well-established providers of crop inputs and services, including Helena Chemical Company, Wilbur-Ellis and 3rd Millennium Genetics. Distributors provide us with local market information, agronomy support and access to their customer base.

In addition to our forage sorghum opportunity, in certain crops, including corn, rice and sugar beet, we have out-licensed a portion of our traits and gene technology to existing market participants and continue to pursue opportunities to out-license these technologies, among other go-to-market strategies. We believe that the strength of our technology has been validated by our receipt of multiple competitive grants as well as collaborations with leading companies. We also have significant intellectual property rights to our technology platforms, traits and seed products.

Forage Sorghum Seed and Traits

In 2015, we expanded our sorghum offerings to include hybrids for use as livestock feed and forage. We are leveraging our core capabilities in plant transformation and biotech traits and combining them with proprietary forage sorghum hybrids and breeding lines. Our goal is to expand forage sorghum into a major feed crop with higher yield and nutritional quality. We believe that our opportunity is supported by the following capabilities and advantages:

•	Access to Leading Germplasm via Long-Term Relationship with Texas A&M University. Since 2007, we have acquired access to valuable sorghum parental lines (germplasm) through our strategic collaboration with Texas A&M University. We believe that this long-term relationship will continue to play a key role in developing new hybrids for the forage market similar to the advantages we received during our historical activities with similar types of sorghum.
•	Multiple Distribution Arrangements. We have entered into several distribution agreements with well-established distributors of crop inputs and services in North America, including Helena

Chemical Company, Wilbur-Ellis and 3rd Millennium Genetics. For the 2015 growing season underway in North America, we sold more than 4,000 acres of our Blade forage sorghum seed products for commercial evaluations, compared to approximately 3,000 acres previously estimated in July 2015 and 600 acres planted the previous season. We believe drought and water supply concerns in certain regions of the U.S. positively influenced customer decisions to plant our forage sorghum hybrids. As an outlet for previous generations of products in our portfolio, we also introduced generic seed for certain market segments. Plantings of generic seed are expected to cover several thousand additional acres.
•	Favorable Performance Compared to Other Forage Sorghum and Silage Corn. Our current hybrids, which are traditionally bred and do not yet contain biotech traits, have performed well in numerous commercial and multi-hybrid field trials in the United States and have demonstrated a number of favorable attributes for forage feed, such as high yields and lower water requirements, as well as competitive production costs relative to corn and certain hay crops. For example, in two university-led evaluations, which included products from well-known seed companies, we achieved the highest milk production yield per acre, which is a key metric for dairy operations. For the 2015 growing season in North America, we are evaluating more than a dozen new hybrids that offer performance advantages such as higher yields and improved nutrition.
•	Field Validated Biotech Traits and Non-Regulated Status. We have also advanced our biotech traits in sorghum for additional field evaluations in the United States. In a 2014 U.S. field evaluation, one of our leading biotech traits provided a greater than 20% biomass yield advantage in a commercial-type sorghum. In 2014, we also received confirmation from the USDA that our high biomass trait was not considered a regulated article under 7 CFR §340 of the USDA’s mandate to regulate genetically engineered traits. This determination is likely to make it more cost-effective and timely for us to develop this trait in sorghum, and as a result, we believe we have a clear and near-term path forward to the commercialization of this trait. We are targeting commercial release as early as 2018. By utilizing our high biomass or quality traits, such as our high carbohydrate trait, which has been validated in the greenhouse, we believe sorghum could potentially surpass silage corn in milk yield per acre, which is a key crop performance metric for dairies.

Biotech Traits for Sugarcane and Other Crops

Our biotechnology traits include traits that increase biomass yields and provide greater yield stability and resilience to drought and other stress conditions. Our strategy is to focus on genes that have shown large, step increases in performance, and whose benefits are largely maintained across multiple species. Trait performance is evaluated in target crops, such as corn, rice and sugarcane, through multi-year field tests in various locations. To date, our field evaluations have largely confirmed earlier results obtained in greenhouse and laboratory settings.

We believe that a number of our biotech traits could provide significant benefits to sugarcane production, such as improved biomass yields and greater resilience to drought and other stress conditions. Biotech solutions are particularly attractive in sugarcane because improvements through plant breeding have been cumbersome and slow compared to other crops. According to the United Nations’ Food and Agriculture Organization crop database, FAOSTAT, sugarcane is cultivated on approximately 65 million acres worldwide, including approximately 25 million acres in Brazil, 1 million acres in Colombia and 1 million acres in the U.S., all of which are initial target markets for our traits. In research-scale field evaluations completed in March 2015, our biotech traits demonstrated significant advantages in enhancing and protecting yields in commercial sugarcane varieties under tropical conditions in Latin America. Our yield traits accelerated maturation and ripening while demonstrating significant increases in overall biomass yields over controls. In addition, plants with one of our drought tolerance traits maintained biomass yields under low water conditions, and in certain cases, maintained yields with as little as half the water normally required during production. Plantings for the next stage of field trials were completed in June 2015 ahead of our original schedule. The next stage of research field trials, which should provide more definitive results, is expected to be completed by June 2016. At this current pace, commercial sugarcane cultivars with our traits could be ready for commercial scale-up, in select markets, as early as 2018.

For crops that have been intensely bred, like corn and rice, we have taken a different approach than other crop biotechnology companies in developing traits. First, we have optimized the expression of our genes differently by using gene promoters in a more precise, sophisticated manner. Promoters are the on-off switches for genes that determine where, when and under what conditions a gene is turned on, or expressed. We also believe that combining our transgenes together provides the best approach to generate a high impact advantage, such as increased grain yield or better drought tolerance. We describe these as multi-gene traits to distinguish them from first generation biotech crop traits, which usually consist of a single transgene per trait.

In two years of field evaluations in corn in China, our multi-gene biotech traits demonstrated significant yield advantages over controls in many of our research-scale field evaluations. Field evaluations represent a critical stage in the development of biotech crop traits, as they provide greater insight into how traits may perform in an agricultural setting. We have since advanced our best multi-gene combinations for additional testing of corn in China. We have expanded the scope of our trials, including evaluations of our traits in a more diverse set of corn breeding lines. Results of these evaluations are expected by January 2016. Favorable results from small-scale evaluations and research settings are not a guarantee of future commercial performance, and further evaluations will be necessary to confirm results.

While we believe multi-gene combinations provide a more optimal solution, not all combinations work. Just as important, the promoters, which determine where and when a gene is expressed, are a critical to optimizing performance. However, testing the thousands of possible combinations for multiple genes and promoters can easily overwhelm even the most robust trait development pipelines.

To help overcome this challenge, we have also developed a new high-throughput, low-cost approach called iCODE, to rapidly create, evaluate and select optimal combinations of genes and their control components for next-generation biotechnology traits in crops. We believe that iCODE may have application in multiple row crops, including canola, corn, cotton, rice, sorghum, soybean and wheat. Due to the efficiency of the system, we believe that it can enable new kinds of discoveries and allow even smaller research programs to compete effectively against larger companies. In August 2015, we were awarded a U.S. patent covering our iCODE technology.

In the third quarter of fiscal year 2015, we entered into a multi-year collaboration with a leading agricultural producer to develop biotech traits for our collaborator’s crop in a defined geography. We expect the development and commercialization program will be fully funded by our collaboration partner, with payments to us expected to exceed $1.0 million by mid-2016. Under the agreement, we will also receive royalties for new cultivars commercialized under the collaboration. We are also exploring discussions with other agricultural companies to develop and commercialize our biotech traits in crops, such as corn and sugarcane, for certain geographies. In October 2015, we entered into a multi-year collaboration with FGI to develop and commercialize improved alfalfa. We expect that FGI will begin evaluating alfalfa varieties with our traits by next year. Results from these trials will determine commercialization timelines.

Persephone Bioinformatics Software

We have developed proprietary bioinformatics software, known as Persephone, to deal with the massive amounts of data generated in plant genomics. In September 2015, we licensed Persephone to global seed developer, KWS SAAT SE. Bayer CropScience, Syngenta Biotechnology and HZPC Holland BV, all multi-national life sciences companies, have also licensed Persephone as their primary genome browser. The technology is also being evaluated by other companies and institutions in plant genomics.

Persephone is a proprietary bioinformatics technology that enables storage and access to large, complex datasets as well as optimized data visualizations to view genetic data from public sources and proprietary databases. Our early need for the ability to manage large amounts of plant genomic data led to the effort to develop a scalable informatics platform, which resulted in our Persephone software. We believe that Persephone today is significantly more advanced than comparable products, including many in the human healthcare space. The Persephone software includes a number of proprietary data management optimizations to quickly access and visualize very large datasets. This speed enables more dynamic visualizations, intuitive discovery and greater insights into genetic information. We believe that our direct experience using Persephone internally and our ability to continually develop and launch new versions with additional features and functions will enable us to further establish our market position in the plant sciences and expand into new markets, such as biomedical research and diagnostics.

Realignment Plan

On June 19, 2015, we announced the continued realignment of our business away from bioenergy to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops. As part of the realignment, we undertook a restructuring of our Brazilian seed operations. The restructuring of our Brazilian seed operations, includes, among other actions, a workforce reduction that initially impacted 14 positions in Brazil primarily related to administration, operations and manufacturing as well as 2 support positions in the United States. We estimated that we would incur charges of approximately $0.6 million over the five-month period ending in October 2015 with respect to the initial workforce reductions in Brazil and the U.S., including $0.1 million in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated, and $0.5 million of one-time severance and other costs, all of which will be cash expenditures.

As of August 19, 2015, we had initiated a further workforce reduction that impacted an additional 19 positions in Brazil. We estimated that we would incur additional charges of approximately $0.8 million over the four-month period ending on December 31, 2015 with respect to the additional workforce reductions in Brazil, including $0.1 million in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated, and $0.7 million of one-time severance and other costs, all of which will be cash expenditures. We expect to save up to approximately $8.0 to $10.0 million in cash in fiscal 2016 as a result of restructuring our operations as described above, which is higher than we originally estimated. The restructuring of our Brazilian seed operations is expected to be substantially completed by February 1, 2016. After full implementation of the restructuring plan, our Brazilian operations will be focused on sugarcane trait development activities for the Brazilian sugarcane market.

We believe that these changes represent an important step in the transformation of our business as we refocus on our strengths in agricultural technology and redirect our existing seed products and trait pipelines toward food and feed markets being fueled by global prosperity growth.

Our Markets

Across the world, growers are facing increasing demand for food, feed, fiber and fuel. This increasing demand is being primarily driven by an expanding middle class in certain regions. As global demand for agricultural outputs rises, a concurrent trend toward urbanization is causing a large reduction in the amount of arable land per capita available. The FAOSTAT data shows that the ratio of arable land to population steadily declined by over 50% from 1962 to 2012. Faced with increasing demand and limited supply in addition to stresses from climate variability and competition for water resources, growers are seeking to improve crop productivity through a number of technologies.

Livestock Feed and Forage

Globally, the market for forage feed was valued at approximately $85 billion in 2013, according to a 2014 report from Transparency Market Research. Due to increased global consumption of meat and dairy products, demand for forage feed and hay is expected to continue to increase. In the U.S., forage crops collectively represent the third largest crop by acreage. According to the USDA’s Economic Research Service there were approximately 57 million acres of hay harvested for livestock feed and forage in 2014. While exact production estimates worldwide are difficult to obtain, based on public reports, we estimate that approximately 119 million acres of alfalfa, silage corn and forage sorghum are planted globally each year. The market that we believe can be targeted by our improved forage sorghum hybrids and traits consists of approximately 2 million acres of forage sorghum and approximately 7 million acres of silage corn in the U.S. as well as approximately 40 million acres of silage corn produced internationally. We believe that growers of forage crops, including vertically integrated businesses such as dairies, will need to seek improved sources of forage as well as utilize more marginal quality cropland, or cropland with limited water availability, to meet their feedstock requirements. To maximize milk and meat production, dairies and livestock producers frequently supplement rations of grasses with other crops and nutritional sources. We believe that a single crop plant with improved forage quality can provide a preferable solution.

Sugar

According to FAOSTAT, sugarcane is cultivated on approximately 65 million acres worldwide, including approximately 25 million acres in Brazil, 1 million acres in Colombia and 1 million acres in the U.S., all of which are initial target markets for our traits. Based on favorable greenhouse and initial field results, we believe that a number of our biotech traits could provide significant benefits to sugarcane production, such as higher juice and sugar yields, accelerated growth and greater resilience to drought and other stress conditions. Biotech solutions are particularly attractive in sugarcane since improvements through plant breeding have been cumbersome and slow compared to other crops.

Row Crops

Approximately 448 million acres of biotechnology crops were planted globally in 2014, according to a January 2015 report published by the International Service for the Acquisition of Agri-Biotech Applications. The global market value of biotechnology crop seeds was approximately $15.7 billion, according to the same report. In the United States, we estimate, based on the price differential between conventional seed varieties and similar varieties with a trait, that retail premiums for traits and stacked trait combinations in food, feed and fiber crops range from approximately $10 to $50 per acre, depending on crop and geography. We estimate that the value created by traits is typically shared between seed companies and growers at a ratio ranging from approximately 30/70 to 60/40, respectively. As people in many countries become more affluent, they tend to consume more of their dietary protein in the form of meat and dairy products, driving the demand for animal feed grains and forage higher. Therefore, greater production of food, feed, and fiber will require higher crop productivity levels among all crops over time. In order to continue the productivity gains made in many crops over the past 75 years, and to do so in a more sustainable manner, we believe that advanced breeding methods, and biotech traits, in particular, will be required to produce higher performance crops that make more productive use of cultivated land, as well as to develop more robust, stress-tolerant crops that can grow under more difficult conditions and on marginal land. Our belief is consistent with historical yield improvements achieved via plant breeding and the adoption of agricultural biotechnology.

Genomics and Bioinformatics Technologies

The genomics and bioinformatics markets are growing rapidly. According to a May 2014 industry report from Allied Market Research, the bioinformatics market alone is forecast to grow from $3.4 billion in 2013 to $12.8 billion by 2020. Based on a 2014 report by the National Science Board, we estimate that the current market for Persephone consists of approximately 100,000 life science researchers who routinely access and utilize genetic and genomic information for research purposes and discovery. We believe that Persephone has immediate application in multiple scientific and medical fields that utilize genetic information, with a natural extension into clinical and diagnostic settings and additional potential end users in professional and consumer markets. Bioinformatics involves the development and storage methods that help in the organizing, analyzing, and retrieving of biological information. Today, a genome can be sequenced in a few hours for several thousand dollars — a task that took 13 years and $2.7 billion to accomplish during the Human Genome Project. Gathering genetic data is no longer a bottleneck for scientific researchers; however, a major hurdle remains in the efficient organization, analysis, and interpretation of the data. We expect that the low cost and widespread application of DNA sequencing and genetic testing in both plant and medical research will require improved tools, like our Persephone bioinformatics platform, to visualize, explore and mine genetic data. Based on internal performance metrics, and those reported by our current collaborators, we believe that our Persephone software offers a number of competitive performance advantages and has applications across a number of life science technology platforms that utilize genomics data.

Competitive Strengths

We believe that we possess a number of competitive strengths that position us to become a leading provider of seeds, traits and bioinformatics technologies, including:

Current Commercial Products with Multiple Advanced Products in Pipeline

Our current commercial products and product pipeline contain numerous traits and seed products with potential across multiple crops including sorghum, sugarcane and corn, among others. Moreover, we are focused on crops and traits outside the primary market areas of major international agrochemical and agricultural biotechnology corporations.

Leading Platform with Full Agricultural Biotech Seed Company Capabilities

We are an agricultural biotechnology company that uses biotechnology, advanced plant breeding and genomic technologies to create high value traits and seeds to produce agricultural crops. Our integrated technology platform delivers a combination of valuable genetic assets and competencies in genomics and gene mapping, biotechnology and bioinformatics. Our iCODE technology enables high throughput genetic testing that can speed up the trait development process. In addition to possessing the research and development capabilities necessary to generate new product candidates, we are vertically integrated, which gives us the ability to bring agricultural biotechnology products to market in select crops.

Extensive Intellectual Property Portfolio of High Value Traits and Germplasm

We have an extensive intellectual property portfolio of both field-validated high value traits and germplasm, which includes thousands of specimens and breeding lines, as well as multiple pools of regionally adapted germplasm spanning multiple climates. We have extensive filings around unique combinations of gene promotors and protein coding sequences. Having both germplasm and field-validated trait portfolios allows us to leverage the synergies created to facilitate innovation in a way that is not possible with germplasm or traits alone. In our focus geographies, we believe that we have a significant advantage over new entrants who would need several generations of germplasm development and/or access to biotech traits to achieve performance equivalent to our current product portfolio and pipeline.

Multiple Out-Licensing Opportunities

Our biotech traits and core technology platforms provide multiple opportunities for exclusive or non-exclusive out-licensing, by crop and/or geography and market. Traits developed through biotechnology, also known as genetic engineering, can be added to multiple crops with similar effect in most cases. Our strategy is to focus on genes that have shown large, step increases in performance and whose benefits are largely maintained across multiple species.

Positioned to Capitalize on Growth of Large End Markets

Our biotechnology platform, which has proven to increase biomass productivity, raise quality, reduce crop inputs and improve cultivation on marginal land, has broad application across multiple end markets and crops. Faced with increasing demand and limited supply in addition to stresses from climate variability and competition for water resources, growers are seeking to improve crop productivity through a number of technologies. Agricultural biotechnology has and will continue to represent a significant source of innovation for increasing crop yields through improving performance of seeds.

Validated, Robust Bioinformatics Platform

We have established our Persephone bioinformatics software as a preeminent platform for storing, organizing, accessing and visualizing genetic information, and have displaced incumbent solutions at major life science companies. The software includes a number of proprietary data management optimizations to quickly access and visualize very large datasets. This speed enables more dynamic visualizations, intuitive discovery and greater insights into genetic information. We believe that our direct experience using Persephone internally and our ability to continually develop and launch new versions with additional features and functions will enable us to further establish our market position in the plant sciences and expand into new markets, such as biomedical research and diagnostics.

Attractive Business Model

Seed businesses traditionally incur significant research and development expenditures and have long product development time lines, but benefit from a combination of high gross margins, low capital expenditure requirements and intellectual property protection. Once developed, seeds require little physical infrastructure or production cost to be replicated for sale. Seeds are typically priced, however, based on a share of the value created to the customer as opposed to their cost of production. In general, seed costs to growers are a relatively small percentage of their total production cost, but the performance of those seeds is critical to the growers’ economics. We believe we can position our business to take advantage of low production costs relative to the high value of our products to our customers.

Management Team with Significant Industry Experience

Our management team includes leading scientists and industry experts who have extensive experience in the field of agricultural biotechnology and possess a deep understanding of a variety of agricultural and biotechnology businesses, including the seed industry.

Our Strategy

Our objective is to be a leading provider of seeds and traits to a variety of agricultural markets, including livestock feed and forage, sugar and other markets. In our realigned business, we plan to leverage many of the technology advances we achieved historically for bioenergy markets, including traits for increased biomass and improved digestibility. Key elements of our business strategy include:

•	Expand forage sorghum’s use into a major feed crop with greater yield and nutritional quality, increased value capture and expanded market potential;
•	Make use of the positive regulatory landscape to introduce biotech traits in our branded sorghum seed products, beginning in the U.S.;
•	Pursue additional license and royalty-based collaborations with market leaders in multiple geographies to introduce our biotechnology traits to other forage crops and sugarcane;
•	Continue to realign our business operations in Brazil toward sugarcane trait development and commercialization, and work with well-established local partners; and
•	Increase the number of plant sciences customers utilizing our Persephone platform and expand into the biomedical fields, where genetic information is analyzed and viewed in a similar manner to plant genomics.

Our Technology Platforms

Our integrated technology platforms are a combination of existing genetic assets, specifically germplasm and traits, and competencies in genomics, biotechnology and bioinformatics. Integration of these platforms allows us to improve our existing genetic assets as well as develop and commercialize new products from them. We have also identified to date numerous genes and their relatives from different species that significantly enhance agriculturally relevant traits.

Germplasm

We believe that we have a highly competitive sorghum germplasm collection. Our belief is based on the diversity and nature of the entries we have and how well they have been evaluated, measured and cataloged. Germplasm comprises collections of parental lines and other genetic resources representing the diversity of a crop, the attributes of which are inherited from generation to generation. Germplasm is a key strategic asset since it forms the basis of plant breeding programs and product development. We have acquired access to valuable germplasm through strategic collaborations with leading institutions, including Texas A&M. When we sell varieties developed during such collaborations, or based on the results of such collaborations, we will typically pay our collaborators royalties on net sales of such varieties.

Traits

We are able to further improve the quality of our future product offerings by adding our proprietary traits to our germplasm collections. The majority of our traits are developed through biotechnology, also known as genetic engineering. Biotechnology allows us to precisely add traits not readily achievable through conventional breeding methods. In most cases, the same trait can be added to multiple crops with similar effect. In some instances, a gene introduced through biotechnology may confer more than one beneficial trait, such as salt tolerance and drought tolerance. Our strategy is to focus on genes that have shown large, step increases in performance, and whose benefits are largely maintained across multiple species. We have historically focused on traits that increase biomass yields and biomass quality versus grain yields, which has been the focus of many agricultural biotechnology companies. As a result, we believe that we have a competitive advantage in developing traits for improved forage crops and sugarcane.

We believe we were one of the first companies to implement the practice of developing biotech traits using two test species, rather than just one, which allows us to more successfully select gene-trait combinations that enhance commercial crops. Our current portfolio includes genes that have been shown to substantially increase sugar levels or biomass growth and height per plant as well as genes that have been shown to increase biomass under normal and reduced levels of nitrogen fertilizer. We have genes that allow plants to use water more efficiently and/or recover from water deficits more readily. We also have genes that have been shown to provide tolerance and enhanced recovery to both acute and prolonged salt stress, as well as withstand toxic levels of aluminum in the soil. In addition, we have genes that have demonstrated enhanced conversion of biomass to fermentable sugars and genes that regulate flower development.

Our biotech traits are at various stages of development in our pipeline. We are currently evaluating their performance in various target crops primarily through replicated, multi-year field evaluations. These evaluations are designed to validate the function of the gene and measure the performance of the biotech trait in a specific crop. To date, our field evaluations have largely confirmed previous results obtained in greenhouse and laboratory settings.

The commercial development of biotech traits in commercial crops is a multi-year process. Following transformation, when the selected gene is inserted in a target crop, the resulting plants are evaluated in the greenhouse for one to two years, and then in the field to confirm results for two to four years. Following field trials, specific gene-trait combinations are typically selected and, if required, submitted for regulatory approval, or deregulation, which has historically been a multi-year process in the United States and other countries. Assuming these averages, we believe that we could introduce our first regulated biotech trait or traits to the market in 2018 at the earliest.

We intend to price our traits based on the added value they create, which can vary by crop and geography. For our biotech traits, we are considering various pricing models, including separate annual trait fees per acre as well as blended seed and trait prices. In row crops, we have licensed and intend to license our traits to existing market participants. These licensing agreements are expected to vary by crop, geography, the nature and economic benefit of the trait, and how well advanced the trait is within our pipeline. Future payments to us may be based on a percentage of sales or other performance metrics or milestones.

Research and Development Programs

We have developed research and development expertise that we believe will allow us to continue to improve our offerings over time. To develop higher performing seeds and traits, we deploy a variety of research and development methods and tools, including genomics, plant breeding, agronomy and other genomics-based technologies.

For the fiscal years ended August 31, 2015, 2014 and 2013, we invested $9.7 million, $14.2 million and $16.4 million, respectively, in research and development, with the main emphasis on breeding and traits.

Genomics

Plant genomics involves the large-scale, simultaneous study of large numbers of genes, their effects and their interactions. One of our strengths in genomics involves our ability to organize the genetic data we amass into actionable information via proprietary relational databases, software and algorithms. In general, we have focused our research efforts on determining gene function, gene regulation and finding which genes enhance desirable traits. In addition to identifying novel gene-trait combinations, our genomics tools allow us to work with large groups of genes and complex biological processes controlled by multiple genes.

In order to capitalize upon our internal catalog of genetic information as well as information in the public realm, we developed our own proprietary software, including our Persephone bioinformatics platform, which serves as an important tool for locating, mapping and annotating genetic information. We have used Persephone in our marker-assisted breeding and biotech trait pipelines to speed the development of elite parental breeding lines and improved sorghum hybrids. This software platform has been non-exclusively licensed to Syngenta Biotechnology, Bayer CropScience, HZPC Holland and KWS SAAT.

Plant Breeding

Plant breeding is the act of bringing together specific parent plants to produce a new offspring plant. This cross creates a new plant that will contain a mixture of the characteristics of its parents. The offspring are tested under various conditions to determine which has the superior combination of desired attributes. Further improvements are made by mating and continuing selection of superior parents and offspring through succeeding generations. Plant breeding allows researchers to identify plants with the most favorable combination of desired characteristics to serve as both parental lines and products. In addition to conventional plant breeding, we believe that our genomics expertise makes the identification of proprietary molecular markers more direct and more comprehensive, which allows us to select key crop characteristics more rapidly and accurately than conventional plant breeding alone.

Agronomy

The performance of plant varieties and traits is influenced by the growing environment, which includes climate, day length, soil quality, pests, length of the growing season and crop management practices. Our network of field trials extends across numerous hardiness zones and regions. This network provides regional performance data and market fit information to support our research and commercialization efforts.

Our Current Product Lines and Product Pipeline

Forage Sorghum

Forage sorghum seeds are primarily used for growing feed for livestock, including dairy and beef cattle. The crop can be harvested as hay, made into silage, grazed, or fed as greenchop, a harvest technique that involves cutting and chopping the crop and delivering it directly to animals. Sorghum is a naturally drought tolerant and water efficient crop. Based on reports from USDA, the University of Florida and Texas A&M University, forage sorghum can produce more milk per inch of water than both alfalfa and corn silage. During the growing season, forage sorghum requires a minimum of approximately 23.5 inches of water compared to silage corn and alfalfa, which require a minimum of approximately 29 inches and 62 inches of water, respectively. Our current hybrids, which are conventionally bred and do not yet contain biotech traits, have performed well in numerous commercial and multi-hybrid field trials in the United States and have demonstrated a number of favorable attributes for forage feed, such as high yields and lower water requirements, as well as competitive production costs relative to corn and certain hay crops. For example, in two university-led evaluations, which included products from well-known seed companies, we achieved the highest milk production yield per acre, which is a key metric for dairy operations. For the 2015 growing season in North America, we are evaluating more than a dozen new hybrids that offer performance advantages such as higher yields and improved nutrition. We have also advanced our biotech traits in sorghum for additional field evaluations in the United States. In a 2014 U.S. field evaluation, one of our leading biotech traits provided a greater than 20% biomass yield advantage in a commercial-type sorghum. In 2014, we received confirmation from the USDA that our high biomass trait was not considered a regulated article under 7 CFR §340 of the USDA’s mandate to regulate genetically engineered traits. This determination is likely to make it more cost-effective and timely for us to develop this trait in sorghum, and as a result, we believe we have a clear and near-term path forward to the commercialization of this trait. Performance results for both our traditionally developed hybrids and biotech traits are expected by the end of the calendar year. Results from small scale evaluations and research settings are not a guarantee of future commercial performance, and further evaluations will be necessary to confirm results.

Seed Production and Operations

The production of commercial-scale quantities of seeds requires the multiplication of seeds through a succession of plantings and seed harvests. We produce commercial seed either on leased land managed by us or with contract seed producers. Healthy seeds can remain saleable for several years if stored under optimal conditions. In the United States, we receive, condition, treat, package and warehouse our seed grown in the northern hemisphere at our seed warehouse and order fulfillment center in Amarillo, Texas. We anticipate that we will be able to warehouse and process up to 8 to 10 million pounds of seed annually at this facility, or about 1.5 million or 2 million acres of commercial sorghum production. In addition, we work with several third parties who have complete production and packaging capabilities to complement our own production capabilities.

Sales and Marketing

We market our seed products under the trade name Blade. Our customers have included, among others, dairies and livestock producers, agri-industrial facilities, individual growers and grower cooperatives. We sell, market and distribute our seed products through both direct sales as well as distributors. Distributors provide us with local market information, agronomy support and access to their customer base. They also allow us to cost effectively extend our product development efforts. We select distributors based on shared vision, technical expertise and local market knowledge. We intend to limit the number of distributors with whom we have relationships in any particular area in order to provide adequate support and opportunity to those with whom we choose to do business.

We are positioning Blade in the marketplace as a premium brand that represents quality, innovation and value across multiple seed markets. As a result, we price our proprietary products based on their added value, and not on production costs. Our seed prices are determined based on a series of complex considerations, including the best alternative use of land and perceived added value to growers and end-users of biomass. Our pricing philosophy is to share a portion of the added value we create with our customers. In the U.S., the suggested retail price of our branded commercial and pre-commercial forage sorghum hybrids currently ranges from $25 to $35 per acre.

Our market development activities typically include field evaluations of our current and experimental seed products. These generally small-scale evaluations provide new and prospective customers an opportunity to gain first-hand experience with our Blade products as well as identify the best mix of seed varieties for their growing conditions and harvest timelines. For customers with greater experience with our products, we sell and supply various seed products to support larger, commercial-scale evaluations and uses.

Major Research Collaborations

Texas A&M University

In August 2007, we entered into an agreement with The Texas A&M University System, or Texas A&M, for the development and commercialization of high biomass sorghum, sweet sorghum and selected related crops as energy crops, together with the discovery of molecular markers for certain traits. The agreement was amended and restated in September 2011 and provides us with exclusive access to a highly regarded sorghum breeding program and the extensive sorghum genetics, breeding and genomics infrastructure of Texas A&M through September 2026. This agreement provides exclusive options and licenses to defined sorghum germplasm, elite sorghum breeding lines, parental lines, advanced hybrids and genomic markers. We fund the majority of the activities performed by Texas A&M pursuant to our Amended and Restated Sponsored Research Agreement, or the Sponsored Research Agreement. The specific research projects and budgets undertaken pursuant to such agreement will be determined by an Executive Committee comprised of two members from each of Texas A&M and us as set forth in the Sponsored Research Agreement. Ownership of intellectual property rights on results from the program work are allocated based on inventorship. Pursuant to our Sponsored Research Agreement and Amended and Restated Intellectual Property Rights Agreement, or the IP Rights Agreement, we have an option to obtain an exclusive world-wide commercial license to results of the program. Texas A&M has agreed not to conduct any activities in the field of our collaboration under an agreement which would grant rights to a third party during the term of our Sponsored Research Agreement. Our Sponsored Research Agreement expires in September 2026, unless terminated earlier pursuant to customary contract termination provisions or program inactivity. Our licenses on results of the joint program survive termination of the Sponsored Research Agreement and survive until, on a country-by-country basis, the expiration of all registered or patented intellectual property rights of Texas A&M covering the licensed line. Under the Sponsored Research Agreement, we were obligated to enter into good faith negotiations regarding our provision to Texas A&M of certain in-kind research support for Texas A&M’s use in performing project activities under the agreement. We satisfied this obligation by entering into a software license, use and access agreement with Texas Agrilife Research in April 2012, pursuant to which we provide them with up to two years of access to our proprietary Persephone genome viewer software, and by providing other relevant information.

We have entered into two exclusive world-wide license agreements with Texas A&M for sorghum lines. The terms of such exclusive license agreements provide that the licenses expire on a country-by-country basis upon the expiration of all registered or patented intellectual property rights of Texas A&M covering the licensed line. Pursuant to such agreements, we pay Texas A&M a royalty on sales of varieties developed using the licensed line at a rate that decreases from low double digits to low single digit rates as a percentage of sales when the licensed line is combined with lines from other sources to develop a variety. We also pay Texas A&M a royalty in the low double digits as a percentage of license income if we grant sublicenses and minimum royalties creditable against royalties on sales. Royalty rates for our current commercial varieties developed using lines licensed from Texas A&M are in the mid-single digits as a percentage of sales. Minimum royalties payable to Texas A&M under these agreements escalate on a yearly basis and range from zero to $5,000 per year. We also bear reasonable expenses for intellectual property protection. Further, pursuant to our Amended and Restated Sponsored Research Agreement and Amended and Restated Intellectual Property Rights Agreement, we have an option to obtain an exclusive world-wide commercial license with the right to grant sublicenses to the inventions and sorghum lines resulting from our sponsored program. As of August 31, 2014, aggregate upfront license fees that have been paid or have become due to Texas A&M under these agreements have been $7,000. There are no milestone payments payable under our agreements with Texas A&M. Pursuant to the IP Rights Agreement, we issued warrants in December 2011 to Texas A&M to purchase 8,333 shares of our Common Stock at an exercise price equal to $114.40. The warrants expire on September 24, 2026 and, subject to certain conditions, vest in equal installments on the fifth, tenth and fifteenth anniversary of the IP Rights Agreement.

Chinese Academy of Agricultural Sciences

Our high-throughput field evaluations of rice are conducted in China by the Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences, or ICS. Pursuant to our Collaboration Agreement for rice, ICS performs transformation of rice with our genes, evaluates the transformed rice plants in the field according to detailed protocols, and reports results and observations to us. We own all results and intellectual property resulting from such activities. We pay ICS for the services pursuant to an agreed upon budget. The program is due to expire on December 31, 2015. We believe, and our results have confirmed, that by selecting genes that perform similarly in both of our model plant species, we can readily identify superior genes among thousands of candidates.

Research Activity Costs

At August 31, 2015, the future minimum payments under our research collaboration agreements are as follows:

(in thousands)
2016	$602
2017	50
$652

Enabling Technologies

We have developed or acquired licenses to certain technologies that we deem necessary or useful for the development of biotech traits, which while under development remain several years away from commercialization. Such licenses include a non-exclusive license from Monsanto to a transformation technology and certain other technologies, pursuant to which we will pay Monsanto a royalty on sales in the low single digits as a percentage of sales of products covered by the licensed patents. This agreement with Monsanto will terminate upon the expiration of the last patent under certain patent rights listed in the agreement. Such licenses further include an exclusive license with Cambridge Enterprise Ltd. (formerly known as Cambridge University Technical Services Ltd.) to a technology developed at the University of Cambridge (United Kingdom) to regulate gene activity, pursuant to which we will pay a royalty on sales in the low single digits as a percentage of sales of products covered by the licensed patents and a royalty in the low single digits as a percentage of license income. Pursuant to the agreement, the maximum milestone payments payable by us are $250,000. All such milestone payments have been made. The agreement with Cambridge Enterprise Ltd. will expire on the date of the expiration of the last-to-expire patent licensed under the agreement. We expect that the presently issued U.S. patent under this agreement will expire in 2023.

Intellectual Property

We seek to protect our plant genes, traits, germplasm and other technology and know-how under patent, plant variety protection, plant breeders’ rights, copyright, trademark and trade secret laws. Protection of products, technology and trade secrets is also maintained using confidential disclosure agreements entered into by our employees, consultants and potential and actual third party collaborators. From time to time, we align our intellectual property strategy and portfolio with our business objectives, which can result in a change in the total number of issued patents, exclusively licensed rights to patents and pending patent applications. As of August 31, 2015, we owned or had exclusive licensed rights to approximately 90 issued patents and approximately 70 pending patent applications in the United States and in various foreign jurisdictions. The patents for Ceres-developed inventions are set to expire beginning in 2020. Our patents or patent applications generally relate to compositions of matter for DNA and protein sequences, plants and plant parts, methods of improving plants and seed products. In addition, we hold numerous granted rights or pending applications for patents and Plant Variety Protection certificates for our commercial varieties, hybrids and inbreds, as well as for methods for the improvement, production, and use of various crops. Our filings in foreign jurisdictions, such as Europe and Brazil are generally targeted to the products we plan to offer in those respective markets. We continue to file new patent applications, for which terms generally extend 20 years from the filing date in the United States. The duration of plant variety protection and plant breeder’s rights protection varies among jurisdictions, e.g., the duration is 20 years from issue in the United States, 25 years from filing in Europe, and 15 years from grant of a Provisional Certificate of Protection in Brazil. Our registered and pending trademarks in the United States and in selected foreign countries include Ceres, Blade, iCODE, Persephone and Skyscraper.

Government Grant Awards

Grant awards help mitigate the costs and risks of developing new products and have historically allowed us to broaden the scope and speed of our research and development activities. Over the past five years, we have received grants from the DOE, the USDA, the USAID, and the joint USDA/DOE BRDI program as well as state-level grants. Our grant revenue totaled $1.0 million in the fiscal year ended August 31, 2015. In July 2014, our Brazilian subsidiary was selected for a competitive grant and a multi-year credit facility to fund a product development project for sorghum and sugarcane for up to approximately 85 million reais, or $22.1 million, under the government’s PAISS Agricola program. The project consists of a non-repayable grant of up to approximately 10 million reais, or $2.6 million, and a government-subsidized credit facility for up to approximately 67.5 million reais, or $17.55 million. The Company is expected to fund up to approximately 7.5 million reais, or $1.95 million, of the project. While we have received approval for the grant and approval in principle for the credit facility, in light of the restructuring of our Brazilian operations first announced on June 19, 2015, we have approached the Brazilian government to narrow the focus and significantly reduce the size of the project, and it is uncertain at this time if we will draw from the grant or the credit facility.

Significant Customers

For the fiscal year ended August 31, 2015, USAID, Syngenta, Exelus, Florida Crystals and Bayer represented 33.5%, 13.1%, 12.2%, 11.9% and 10.4% of our revenues, respectively.

For the fiscal year ended August 31, 2014, USAID, ARPA-E, Exelus, and Syngenta represented 41.9%, 17.5%, 16.5% and 11.6% of our revenues, respectively.

Competition

The seed, agricultural biotechnology and genomics industries are rapidly evolving and new competitors with competing technologies and products are regularly entering the market. We expect to compete with other providers of seed and vegetative propagation materials in the market for our crops as well as other developers of biotech traits, genetic technologies and bioinformatics software. Based on our experience with customers, we believe the primary competitive factors in the seed industry are yield, product quality, performance, scale, price, reliable supply and sustainability. We believe that the competitive factors affecting the market for our Persephone software include product functionality and features, performance, price, ease of product implementation and quality of customer support services. We believe that our products and services currently compete favorably with respect to such factors. However, we may not be able to maintain our competitive position against current and potential competitors.

In the seed industry, our principal competitors may include major international agrochemical and agricultural biotechnology corporations, such as Advanta India Limited, The Dow Chemical Company, Monsanto Company, Pioneer Hi-Bred (DuPont), KWS Saat AG and Syngenta AG, all of which have substantially greater resources to dedicate to research and development, production or marketing than we have and some of which are selling competitive products in our markets. We also face direct competition from other seed companies, such as Chromatin, Inc., S&W Seed Company and Winfield Solutions LLC, a subsidiary of Land O’ Lakes, as well as biotechnology companies, and from academic and government research institutions. In the genomics and bioinformatics market, we face direct competition from academic and government-funded research institutions as well as commercial software developers. In addition, well established companies, such as Illumina, Inc., F.Hoffmann-La Roche Ltd. and Google Inc., may expand the scope of their current analytical software and services to include visualization and exploration functions and features similar to Persephone. We are unable to predict what effect evolution of these industries and potential new entrants may have on price, selling strategies, intellectual property or our competitive position.

Regulatory Matters

Some of our products and operations are subject to complex regulations.

U.S. Regulatory Process for Our Biotechnology Products

Under the Plant Protection Act of 2000, regulatory approval is required before the introduction, including the environmental release, interstate movement, and importation, of certain genetically engineered organisms, which encompasses many of our biotechnology products. The primary U.S. regulatory agency overseeing field testing and deregulation for commercialization of our biotechnology products is the USDA. Should our products intended for the U.S. market include herbicide-tolerance or pesticidal traits, they would fall under the additional regulatory oversight of the Environmental Protection Agency, or EPA. Moreover, review by the Food and Drug Administration, or FDA, would be required for our biotechnology products should they be intended for food or animal feed uses. The Biotechnology Regulatory Services, or BRS, within the USDA’s Animal and Plant Health Inspection Service, or APHIS, has direct oversight of the field testing and deregulation of our biotechnology products.

The permitting process for the establishment of initial field tests typically ranges from two to four months, but can be significantly longer for novel products or circumstances. If successful, APHIS authorizes field testing for a period in a specific location. We must petition APHIS to deregulate certain of our biotechnology products before being able to commercialize the product. The petition process is a multi-year process that varies based on a number of factors, including the extent of the supporting information required, the nature and extent of review by APHIS, including the type and scope of the environmental review conducted, and the number and types of public comments received. Deregulation of a product is not a guaranteed outcome when a petition to deregulate a biotechnology plant is submitted to APHIS. Some of our biotechnology products are not regulated by APHIS. For instance, at our request, APHIS confirmed to us that, based on our description of the origin and development of certain of our biotech traits, certain experimental sorghum lines were not regulated articles under 7 CFR §340 of the USDA’s mandate to regulate genetically engineered traits. We believe that the ruling from APHIS will make it more cost-effective for us to develop these traits in energy and forage crops. As a member of the Excellence Through Stewardship organization, we continue to follow standard stewardship procedures for field evaluations of traits that have been granted non-regulated status by APHIS. Such traits may still be subject to other applicable APHIS regulations and other regulatory authorities such as EPA and FDA.

Brazilian Regulatory Process for Our Biotechnology Products

In Brazil, the approval of biotechnology products is regulated by CTNBio under the Ministry of Science and Technology. The application process for approval of a biotechnology product is generally an iterative process with the applicant providing data for review and consideration as requested by CTNBio. Prior to commercialization, biotechnology products must also be approved by the National Biosafety Council, or CNBS, which reviews any socio-economic aspects or national interests that may be implicated. In March 2012, we received a Certificate of Quality in Biosafety from CTNBio, which allows us to submit requests to import and evaluate plants with traits developed through biotechnology at our plant breeding facility in Centralina, Minas Gerais.

European Regulatory Process for Our Biotechnology Products

The European Union, or EU, has established a legal framework for activities involving what it describes as “genetically modified organisms,” or GMOs, and some of our biotechnology products will fall within the scope of this legislation. Product development field trials and commercial introduction are primarily governed by European Directive 2001/18/EC and, in cases where our biotechnology products or derivatives thereof are intended to be used as food or feed, or could end up in food or feed, Regulation (EC) No 1829/2003. Under EU legislation, regulatory approval is required before conducting product development field trials or commercially introducing such products. The legislation also provides principles for environmental and food safety risk assessment by expert advisory panels. While approval procedures within the EU are harmonized, there are differences among member states. The GMO regulatory framework itself as well as guidance and recommendations from expert advisory panels are also updated regularly. In addition, the political acceptance of biotech traits crops is known to differ considerably between member states and between consecutive governments in a member state. Therefore, it is not possible to predict the outcome of any application made in the EU. Our current products offerings in the EU do not include biotech traits and are not subject to regulatory oversight for GMOs.

Other Regulation

Phytosanitary Certification.  Nearly all countries, including the United States and Brazil, and many local jurisdictions, require phytosanitary certificates to import seed or plant materials. These certificates, issued by government agricultural inspectors where seeds or plants are produced or packaged, attest that seeds or plants are clean, free of prohibited impurities and have been tested for the presence of various pathogens that can be carried in or on the seeds or plant tissue. We obtain such certificates when necessary, including in connection with the use of our seeds for research or sample testing.

Seed and Plant Variety Registration.  Seed and plant variety registration provides an organized system for protecting seed and plant variety owners as well as growers from misleading marketing practices. Registration of seed and plant varieties is voluntary in the United States under the Federal Seed Act. Applicants must attest that their product is phenotypically unique; that is, verifiably different from varieties that currently exist in the market. A similar system exists in Brazil, the European Union and many other countries; however, the registration process itself may be more regulated, and is sometimes required prior to the commencement of seed sales. In Brazil, sorghum requires two seasons of trial data to be registered, which must be completed prior to the commencement of sales. We have received the necessary governmental variety registrations for the sorghum varieties we are marketing in Brazil. Similarly, in the European Union, two years of field trials with a national authority are typically required to receive registration. Registration is required prior to the commencement of sales for new sorghum seed varieties.

Regulation of Laboratory and Greenhouse Activities.  The use of genetically engineered organisms in laboratory and greenhouse facilities is subject to rules intended to ensure that such organisms are handled safely and do not pose an unacceptable risk to human health or the environment. Our current biosafety level requires a low level of containment for experiments involving our plants with biotechnology traits. In addition, our laboratory and field activities inherently involve the use of potentially hazardous materials, which are subject to health, safety and environmental regulations. Our infrastructure, procedures and equipment are designed to meet our obligations under these regulations. We perform recurring internal and third-party audits and provide employees ongoing training and support, as required.

Employees

As of November 10, 2015, we had 44 full-time employees. We consider our employee relations to be good. None of our U.S. employees are represented by a labor union or collective bargaining agreement.

Properties

Headquarters

Our headquarters is located in Thousand Oaks, California, where we lease approximately 49,000 square feet of office, laboratory and greenhouse space. The lease expires on September 30, 2019. We have one option to extend the lease for an additional term of five years, provided that we give notice to the landlord no more than nine months, nor less than six months prior to the expiration of the term of the lease.

Amarillo Operations

Our primary U.S. seed warehousing, conditioning, packaging and order fulfillment facility is located in Amarillo, Texas. Purchased in 2009, the site consists of approximately 46,000 square feet of office and warehouse space on a 32-acre parcel. We anticipate that we will be able to warehouse and process up to 8 to 10 million pounds of seed annually at this facility.

Brazil

We lease two offices in Uberlândia and Centralina, Brazil. Our plant breeding facility is located in the Municipality of Centralina, State of Minas Gerais, Brazil. The plant breeding facility consists of approximately 450 square meters of office and warehouse space on an approximately 3,876-square-meter parcel. The lease of the plant breeding facility expires in August 2017. We have a right of first refusal to acquire the property.

We believe that our facilities in California, Texas and Brazil will adequately meet our needs in the near term.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. Except as set forth in the immediately following two paragraphs, we are not currently a party to any material litigation or other material legal proceedings. We may, however, be involved in other material legal proceedings in the future. Such matters are subject to uncertainty and there can be no assurance that such legal proceedings will not have a material adverse effect on our business, results of operations, financial position or cash flows.

A claim was filed against the Company on December 2, 2015 in the Labor Court of Itumbiara, Goias, Brazil by the estate of a deceased employee of the Company’s Brazilian subsidiary alleging that the employee’s death in an accident while driving a Company vehicle resulted from a lack of proper maintenance of such vehicle and requesting damages of approximately 3.8 million reais (approximately $1 million). The Company intends to vigorously defend the claim.

A lawsuit was filed in Los Angeles Superior Court, Ventura County on December 3, 2015 by a former employee of the Company, asserting a number of claims. The lawsuit raises a number of allegations, including, among other things, disability discrimination, failure to provide reasonable accommodation, failure to engage in the interactive process, retaliation under California state laws, wrongful termination and several claims of violations under California wage-hour laws, including alleged failure to pay required minimum wage, overtime, meal and rest break payments and failure to provide accurate itemized wage statements. While only recently served with the lawsuit, Ceres at this point in time believes that it has substantial defenses to each claim, intends to fully and appropriately investigate those claims and further intends to vigorously defend itself against the lawsuit. The Company has secured Employment Practices Liability Insurance (“EPLI”) which it believes will cover most if not all allegations set forth in the lawsuit and is in the process of tendering the matter to its EPLI carrier.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and key employees as of November 10, 2015.

Name	Age	Position
Board of Directors:
Cheryl Morley(1)(2)	61	Chair of the Board
Pascal Brandys(1)	56	Director
Richard Flavell, Ph.D.(2)	72	Director
Robert Goldberg, Ph.D.(3)	71	Director
Aflalo Guimaraes(2)(3)	46	Director
Richard Hamilton, Ph.D.	53	Director, President and Chief Executive Officer
Thomas Kiley(1)(3)	72	Director
Other Executive Officers and Key Employees:
Paul Kuc	53	Chief Financial Officer
Wilfriede van Assche	60	Senior Vice President, General Counsel and Secretary
Roger Pennell, Ph.D.	56	Vice President of Trait Development

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors and executive officers.

Board of Directors

Cheryl Morley, Chair of the Board

Ms. Morley has served on our Board of Directors since August 2011 and as Chair of the Board since September 2014. She was Senior Vice President of Corporate Strategy with Monsanto Company from 2003 to 2009, president of the Animal Agricultural Group from 1997 to 2003 and held a number of other leadership positions at Monsanto and its subsidiaries from 1983 to 1997. Ms. Morley has served as a board member of Fleming Pharmaceuticals since March 2010 and the Missouri Botanical Gardens since June 2006. Ms. Morley has served as a board member and finance committee member for Mercy Health System since June 2012. From March 2009 to October 2010, she served as a board member for Mercy Health Plans. Ms. Morley was chair of the board and a member of the audit and compensation committees of the Nidus Center for Scientific Enterprise from September 2003 to October 2010. She was presiding director, chair of the nominating and governance committee and a member of the audit committee for Indevus Pharmaceuticals from June 2002 to March 2009. She holds a B.S. degree from the University of Arizona and is a Certified Public Accountant. Ms. Morley brings extensive experience in finance, service on numerous boards and an understanding of the seed business to our Board of Directors.

Pascal Brandys, Director

Mr. Brandys served on our Board of Directors from December 1997 until March 2014. He rejoined the Board in September 2014. Mr. Brandys is the President and managing member of Biobank Technology Ventures, LLC, an early-stage life sciences investment company which he co-founded in 2001. He was previously a co-founder of the genomics company, Genset S.A., and also served as its Chairman and Chief Executive Officer from 1989 to 2000. Mr. Brandys is currently a director of several private companies and previously served as a director of Ilog S.A. and Innogenetics N.V. He holds an M.S. in Economic Systems from Stanford University and is a graduate of the Ecole Polytechnique of Paris. Mr. Brandys brings extensive business experience in the genomics field and experience as an executive and an investment professional to our Board of Directors.

Richard Flavell, Ph.D., FRS, CBE, Director

Dr. Flavell has served on our Board of Directors since June 2009. Dr. Flavell joined Ceres in 1998 and served as Chief Scientific Officer from 1998 until October 2012, when he became our Chief Scientific Advisor on a consultancy basis. Since 2001, Dr. Flavell has been an Adjunct Professor in the Department of Molecular, Cellular and Developmental Biology at the University of California, Los Angeles. From 1987 to 1998, Dr. Flavell was the Director of the John Innes Centre in Norwich, England, a premier plant and microbial research institute. He has published over 200 scientific articles, lectured widely and contributed significantly to the development of modern biotechnology in agriculture. Dr. Flavell is an expert in cereal plant genomics, having produced the first molecular maps of plant chromosomes to reveal the constituent sequences. In 1999, Dr. Flavell was named a Commander of the British Empire for his contributions to plant and microbial sciences. Dr. Flavell received his Ph.D. from the University of East Anglia and has been a Fellow of European Molecular Biology Organization since 1990 and of The Royal Society of London since 1998. Dr. Flavell brings extensive experience and knowledge of plant biotechnology to our Board of Directors.

Robert Goldberg, Ph.D., Director

Dr. Goldberg is a Distinguished Professor of Molecular, Cell and Developmental Biology at the University of California, Los Angeles and a founder of Ceres. He has been a Professor at the University of California, Los Angeles since 1976, teaching genetic engineering and studying the genes that are required for seed formation. Dr. Goldberg is a member of the National Academy of Sciences and has consulted extensively in the agriculture and biotechnology industries. Dr. Goldberg has served as a director of Ceres since 1996. Dr. Goldberg received his Bachelor’s Degree in botany from Ohio University, his Ph.D. in plant genetics from the University of Arizona, and was a Postdoctoral Fellow in developmental biology at the California Institute of Technology. Dr. Goldberg brings extensive experience in the agriculture and biotechnology industries to our Board of Directors.

Aflalo Guimaraes, Director

Mr. Guimaraes has served on our Board since December 2014. He is a Managing Director of the Invus Group. He joined Invus in 1998. Prior to joining Invus, Mr. Guimaraes was at Marakon Associates where as a manager he led strategic consulting engagements for large multinational companies in a wide range of industries including financial services, retail and consumer products. Previously he worked at the Federal Reserve Bank. Mr. Guimaraes holds an MBA from the University of Pennsylvania's The Wharton School and a BA in Economics and Political Science from Yale University. He also serves on the boards and audit committees of a number of private companies. Mr. Guimaraes brings extensive financial and business expertise to our Board of Directors.

Richard Hamilton, Ph.D., President, Chief Executive Officer and Director

Dr. Hamilton joined Ceres in 1998. He served as our Chief Financial Officer until September 2002, at which time he was appointed President and Chief Executive Officer. He has served on our Board of Directors since 2002. In addition to his leadership role at Ceres, Dr. Hamilton sits on the Keck Graduate Institute Advisory Council and he was a founding member of the Council for Sustainable Biomass Production. He has served on the U.S. Department of Energy’s Biomass Research and Development Technical Advisory Committee and has been active in the Biotechnology Industry Organization where he has served as Vice Chairman of the organization, chaired its Food and Agriculture Governing Board and served in other leadership roles. From 1992 to 1997, Dr. Hamilton was a principal at Oxford Bioscience Partners, one of the leading investors in the genomics field and a founder of Ceres. From 1990 to 1991, he was a Howard Hughes Medical Institute Research Fellow at Harvard Medical School. Dr. Hamilton holds a Ph.D. in molecular biology from Vanderbilt University. Dr. Hamilton brings extensive management experience and biotechnology industry expertise to our Board of Directors.

Thomas Kiley, Director

Mr. Kiley has served as a director of Ceres since May 2003. He became the first general counsel of Genentech in February 1980 and later served as its vice president for corporate development until 1988. Previously, Mr. Kiley practiced intellectual property litigation as a partner of Lyon & Lyon from June 1969 until January 1980. Mr. Kiley served as a director of Transcept Pharmaceuticals, Inc., a publicly traded pharmaceutical company from February 2004 to October 2014 upon completion of a merger with Paratek. He also serves as a director of several privately-held development stage companies. From July 1996 to May 2013, Mr. Kiley served as a director of Geron, Inc., a publicly traded biopharmaceutical company. He received his B.S. in chemical engineering from The Pennsylvania State University and his J.D. from The George Washington University School of Law. He is a member of the State Bar of California. Mr. Kiley brings extensive experience as an intellectual property attorney and director of other public companies to our Board of Directors.

Executive Officers

Paul Kuc, Chief Financial Officer

Mr. Kuc joined Ceres in 2008 as Chief Financial Officer, following a 12-year career with Monsanto Company, where he held various regional and global finance positions, including posts in Argentina, Brazil, Canada, Mexico and the United States, with his last position, beginning April 2007, as Lead Worldwide Manufacturing Finance at Seminis, Inc., which was purchased by Monsanto in 2005. At Monsanto, among other responsibilities, he developed and implemented international costing and financial systems for the seed and agricultural biotechnology company. Mr. Kuc began his career, from June 1994 to June 1996, at the pharmaceutical company Eli Lilly and Company. He holds a Master’s of Science degree in Economics from the University of Lodz, Poland and an M.B.A. from the Ivey Business School, University of Western Ontario, Canada.

Wilfriede van Assche, Senior Vice President & General Counsel and Secretary

Ms. van Assche joined Ceres in 2000. She has more than 25 years of legal experience in the plant biotechnology and seed industry. From 1996 until 2000, Ms. van Assche was the General Counsel of the plant biotechnology and seed divisions of Hoechst Schering AgrEvo GmbH and following the merger of Hoechst and Rhone Poulenc, of the same divisions of Aventis, a leading life sciences company that is now part of Bayer AG. Previously, she was the General Counsel of Plant Genetic Systems N.V. from 1988 until its acquisition by Hoechst Schering AgrEvo GmbH in 1996. She began her career with the law firm De Bandt van Hecke (now Linklaters) in Belgium from 1979 until 1982, and was counsel in the legal department of GTE Atea (now Siemens), a telecommunications company, from 1982 until 1988. Ms. van Assche holds a law degree from the University of Leuven and a postgraduate degree from the College of Europe. She is a member of the State Bar of California.

Roger Pennell, Ph.D., Vice President of Trait Development

Dr. Pennell joined Ceres in 1998 and held various research management positions, including Director, Trait Development from 2006 until 2009 when he assumed his current role as Vice President of Trait Development. Dr. Pennell has been an Adjunct Professor in the Department of Molecular, Cellular and Developmental Biology at the University of California, Los Angeles since 2001 and a frequent reviewer for the scientific press. Dr. Pennell holds a Ph.D. from University College London. He performed post-doctoral research at the John Innes Institute and Wageningen Agricultural University, and in 1990 was the recipient of a prestigious Royal Society University Research Fellowship, which he used at University College London and, from 1995, at the Salk Institute. During this time, Dr. Pennell studied cellular and molecular aspects of plant growth, development and disease resistance, and has published more than 40 scientific papers on these subjects.

Board of Directors

Our Board of Directors currently consists of seven members. Our amended and restated certificate of incorporation and our amended and restated bylaws permit our Board of Directors to establish by resolution the authorized number of directors.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for a classified Board of Directors consisting of three classes, with staggered three-year terms as follows:

•	Class I directors, whose current term will expire at the annual meeting of stockholders to be held in 2016;
•	Class II directors, whose current term will expire at the annual meeting of stockholders to be held in 2017; and
•	Class III directors, whose current term will expire at the annual meeting of stockholders to be held in 2018.

At each annual meeting of stockholders, upon expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders held in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The Class I directors consist of Dr. Goldberg, Mr. Guimaraes and Mr. Kiley; the Class II directors consist of Dr. Flavell and Dr. Hamilton; and the Class III directors consist of Mr. Brandys and Ms. Morley.

The classification of our Board of Directors may have the effect of delaying or preventing changes in our control or management.

Risk Oversight

The Board of Directors is responsible for general oversight of company risk and risk management, and reviews management’s strategies for adequately mitigating and managing the identified risks. Although our Board of Directors administers this risk management oversight function, our Audit Committee supports our Board of Directors in discharging its oversight duties and addressing risks. Our Compensation Committee oversees management of risks relating to our compensation plans and programs. Our Board of Directors expects company management to consider risk and risk management in its business decisions, to develop and monitor risk management strategies and processes for day-to-day activities and to implement risk management strategies adopted by the committees and the Board of Directors.

Director Independence

Our Common Stock is listed on the NASDAQ Stock Market. Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of the NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors has reviewed its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Messrs. Brandys, Goldberg, Guimaraes, Flavell and Kiley and Ms. Morley, representing six of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NASDAQ Stock Market.

Our Board of Directors also determined that Messrs. Brandys and Kiley and Ms. Morley, who comprise our Audit Committee, and Mr. Guimaraes and Ms. Morley, who comprise our Compensation Committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of The NASDAQ Stock Market. In making this determination, our Board of Directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, Compensation Committee and a Nominating and Corporate Governance Committee. Each committee has the composition and responsibilities described below.

Audit Committee

Our Audit Committee is comprised of Ms. Morley and Messrs. Kiley and Brandys, who is the chair of the Audit Committee. The composition of our Audit Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Each member of our Audit Committee possesses financial sophistication as defined under the rules of the NASDAQ Stock Market. Ms. Morley and Mr. Brandys are our “Audit Committee financial experts” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. Being an “Audit Committee financial expert” does not impose on Ms. Morley or Mr. Brandys any duties, obligations or liabilities that are greater than are generally imposed on them as a member of our Audit Committee and our Board of Directors. Our Board of Directors has adopted a charter for our Audit Committee, which provides, among other things, that our Audit Committee will:

•	oversee our accounting and financial reporting processes and audits of our financial statements;
•	be directly responsible for the appointment, retention, compensation and oversight of the work of the independent registered public accounting firm;
•	have the sole authority to preapprove any non-audit services to be provided by the independent registered public accounting firm and to review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent registered public accounting firm;
•	actively engage in dialogue with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm and recommend that the Board of Directors take appropriate action to oversee the independence of the independent auditor; and
•	discuss the adequacy of the Company’s internal control over financial reporting with the independent registered public accounting firm and management and review and discuss any changes implemented by management to address control deficiencies or to make controls more effective.

Compensation Committee

Our Compensation Committee is comprised of Mr. Flavell, Mr. Guimaraes and Ms. Morley, who is the chair of the Compensation Committee. Mr. Flavell joined the Compensation Committee on October 11, 2015. The composition of our Compensation Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. The purpose of our Compensation Committee is to set compensation policy, administer compensation plans and recommend compensation for executive officers to the Board of Directors. Our Board of Directors has adopted a charter for our Compensation Committee, under which our Compensation Committee will discharge the responsibilities of our Board of Directors relating to compensation of our executive officers, and will, among other things:

•	establish the Company’s general compensation philosophy;
•	review and recommend that our Board of Directors approve the compensation of our executive officers;
•	review and recommend that our Board of Directors approve the compensation of our directors;
•	review and approve, or recommend that the Board of Directors approve, payouts under annual bonus and other performance-based compensation programs;
•	review and recommend that our Board of Directors approve new or existing long-term or equity-based compensation plans or arrangements and administer those plans or arrangements;
•	assist in developing succession and continuity plans for the CEO and other executive officers;
•	review and consult with the Board of Directors on our compensation and benefit plans to determine whether they create risks that are reasonably likely to have a material adverse effect on the company; and
•	review, discuss with management, and approve the compensation, discussion and analysis when required in our public filings.

Nominating and Corporate Governance Committee

Our Board of Directors has established a Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is comprised of Messrs. Goldberg, Guimaraes and Kiley, who is the chair of the Nominating and Corporate Governance Committee. The composition of our Nominating and Corporate Governance Committee meets the requirements for independence under the current NASDAQ Stock Market and SEC rules and regulations. Our Board of Directors has adopted a charter for our Nominating and Corporate Governance Committee, under which our Nominating and Corporate Governance Committee will, among other things:

•	identify and recommend director nominees;
•	recommend directors to serve on our various committees; and
•	implement our corporate governance guidelines.

The charters of our Audit, Compensation and Nominating and Corporate Governance Committees, and any amendments that may be adopted from time to time, are posted on our website at www.ceres.net.

Compensation Committee Interlocks and Insider Participation

During fiscal 2015, our Compensation Committee consisted of Mr. Guimaraes and Ms. Morley, who is the chair of our Compensation Committee. Mr. Flavell joined the Compensation Committee on October 11, 2015. Mr. Daniel Glat was a member of the Compensation Committee until his resignation as a director in July 2015. None of them has at any time during the last fiscal year been one of our officers or employees, nor have any of our executive officers served as a member of the Board of Directors, or as a member of the compensation or similar committee, of an entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during fiscal 2015.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws limit the liability of our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other agents under certain circumstances and subject to certain limitations. Delaware law also permits a corporation to not hold its directors personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	breach of their duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and
•	any transaction from which the director derived an improper personal benefit

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity. We have obtained directors’ and officers’ liability insurance to cover certain liabilities described above. We have entered into separate indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding or alternative dispute resolution mechanism, inquiry hearing or investigation, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of us or any of our affiliated enterprises, provided that such person must follow the procedures for determining entitlement to indemnification set out in the indemnity agreements. The indemnity agreements also set forth other procedures that will apply in the event of a claim for indemnification thereunder. We believe that these provisions and agreements are necessary to attract and retain qualified persons as executive officers and directors of our company.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial conditions may be negatively affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Director Compensation

The following table sets forth information concerning the compensation of our directors during the year ended August 31, 2015:

Name(1)	Fees earned or paid in cash ($)	Option awards ($)(2)	All other compensation ($)		Total ($)
Pascal Brandys(3)	32,375	5,766	—		38,141
Raymond Debbane(4)	17,831		—		17,831
Richard Flavell, Ph.D.	30,000	1,363	45,340	(5)	76,703
Daniel Glat(6)	29,637	1,363	—		31,000
Robert Goldberg, Ph.D.	32,625	1,363	—		33,988
Aflalo Guimaraes(7)	19,288	3,361	—		22,648
Thomas Kiley	43,500	1,363	—		44,863
Steven Koonin, Ph. D.(8)	42,339	1,363	—		43,702
Cheryl Morley	76,875	1,363	—		78,238

(1)	Dr. Hamilton, our President and Chief Executive Officer, is not included in this table as he is an employee of the Company and does not receive additional compensation for his service as a director. All of the compensation paid to Dr. Hamilton for the services he provides to us is reflected in the Summary Compensation Table.
(2)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of stock options granted during fiscal 2015, computed in accordance with ASC Topic 718. The assumptions used by us in determining the grant date fair value of option awards and our general approach to our valuation methodology are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock-based Compensation” section of this prospectus. These amounts do not correspond to the actual value that may be recognized by the non-employee directors.
(3)	Mr. Brandys had chosen not to stand for re-election to the Board of Directors at the 2014 Annual Shareholder Meeting and left the Board of Directors in March 2014. On September 12, 2014, Mr. Brandys was elected to serve as a Class III director for a term beginning September 12, 2014 and expiring at the Company’s annual meeting of stockholders in 2015, to fill the vacancy on the Board.
(4)	Mr. Debbane resigned from the Board of Directors in December 2014.
(5)	Represents payments for consulting services performed under Dr. Flavell’s exclusive consultancy agreement described under “Narrative to Director Compensation Table” below.
(6)	Mr. Glat resigned from the Board of Directors in July 2015.
(7)	Mr. Guimaraes joined the Board of Directors in December 2014.
(8)	Mr. Koonin resigned from the Board of Directors in July 2015.

Narrative to Director Compensation table.

Based on the recommendation of our Compensation Committee, our Board of Directors has adopted a compensation policy that is applicable to all of our non-employee directors. Under our Amended and Restated Non-employee Director Compensation Program, each non-employee director will receive an annual cash retainer and an annual stock option grant. In addition, upon initial appointment to the Board of Directors, each non-employee director will receive an initial stock option grant. In addition, committee members who serve on one or more of the Audit, Compensation or Nominating and Governance Committee of the Board of Directors will receive, for each committee he or she serves on, either an additional annual cash committee retainer or, in the case of a committee chair, a committee chair retainer paid in lieu of the committee retainer. If we elect a lead/non-executive chair of the Board of Directors, he or she will also receive an additional annual cash lead director retainer. All annual cash retainers are payable on a quarterly basis. The retainer and stock option amounts that we provide are as follows:

•	an annual retainer of $30,000, payable on a quarterly basis;
•	an initial stock option grant to purchase 1,458 shares, to vest annually over three years;
•	an annual stock option grant to purchase 729 shares, to vest 100% on January 31 of the year following the date of grant;
•	an annual retainer for committee members as follows: $7,500 for members of the audit and compensation committees, and $3,500 for members of the nominating and governance committee;
•	an annual retainer for committee chairs as follows: $15,000 for the chairs of the audit and compensation committees, and $6,000 for the chair of the nominating and governance committee;
•	an additional annual retainer of $30,000 for any non-employee director appointed as lead/non-executive chairman of the board of directors; and
•	reimbursement for reasonable out-of-pocket business expenses.

In connection with Dr. Flavell’s retirement from the position of Chief Scientific Officer in October 2012, we entered into an exclusive consultancy agreement with him. Pursuant to the consultancy agreement, Dr. Flavell will earn $2,000 per day for 20 to 25 days of service per year, and he agrees not to provide services to any other party in the field of commercial, for profit bioenergy crop activities. The consultancy agreement had an initial term of one year, effective October 11, 2012, and automatically renews for an undetermined amount of time, subject to termination by either party by giving six months’ notice. In June 2013, Dr. Flavell was granted an option to purchase 625 shares of our Common Stock under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan, or the 2011 Plan, in connection with his consulting services.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership of these securities with the SEC. Executive officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of the forms furnished to us during or with respect to our most recent fiscal year, all of our directors and executive officers subject to the reporting requirements and each beneficial owner of more than ten percent of our Common Stock satisfied all applicable filing requirements under Section 16(a).

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of Ceres, Inc. and its subsidiaries, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Business Conduct and Ethics is available on our website, www.ceres.net, in the “Investors” section.

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers for the years ended August 31, 2015, 2014 and 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Richard Hamilton President and Chief Executive Officer	2015	478,923	—	13,250	18,872	10,900	(3)	521,945
	2014	466,000	168,925	103,333	163,334	10,100		911,692
	2013	466,000	—	262,824	—	10,934		739,758
Paul Kuc Chief Financial Officer
	2015	332,231	—	4,770	6,040	6,778	(4)	349,819
	2014	323,000	96,900	82,667	130,666	6,263		639,496
	2013	323,000	—	182,172	—	6,582		511,754
Wilfriede van Assche Senior Vice President and General Counsel
	2015	308,308	—	3,710	4,908	10,349	(5)	327,275
	2014	300,000	90,000	16,533	26,134	10,100		442,767
	2013	300,000	—	—	—	10,295		310,295

(1)	Bonuses for our named executive officers were determined on a discretionary basis by our Compensation Committee and our Board of Directors. In general, the amount of each named executive officer’s target bonus was not determined by applying any specific formula, but was determined based upon the following: (i) the achievement of company milestones; (ii) the achievement of individual milestones; and (iii) other factors deemed relevant by our Compensation Committee and our Board of Directors. In fiscal 2015, the Compensation Committee did not grant any discretionary bonuses.
(2)	The amounts in the “Stock Awards” and “Option Awards” column reflect the aggregate grant date fair value of stock options and restricted stock awards granted during fiscal 2013, fiscal 2014 and fiscal 2015 as applicable, computed in accordance with ASC Topic 718. The assumptions used by us in determining the grant date fair value of option awards and our general approach to our valuation methodology are set forth in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Stock-based Compensation” section of this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers.
(3)	This amount includes a company matching contribution to our 401(k) plan in the amount of $10,600 and company-paid life insurance premiums in the amount of $300.
(4)	This amount includes a company matching contribution to our 401(k) plan in the amount of $6,478 and company-paid life insurance premiums in the amount of $300.
(5)	This amount includes a company matching contribution to our 401(k) plan in the amount of $10,049 and company-paid life insurance premiums in the amount of $300.

Outstanding Equity Awards at Fiscal 2015 Year-End

The following table itemizes outstanding equity awards held by the named executive officers as of August 31, 2015.

	Option Awards							Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options(#) Exercisable(1)*		Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock (#) That Have Not Vested**	Stock Award Grant Date	Market Value of Shares or Units of Stock ($) That Have Not Vested(3)
Richard Hamilton	12/19/2002	49,999	(4)	—		15.60	12/18/2015
	1/16/2006	8,541	(5)	—		31.20	1/15/2016
	12/21/2007	23,415	(6)	—		54.00	12/20/2017
	6/23/2011	8,332	(7)(8)	—		134.16	6/22/2021
	2/27/2012	11,180	(9)(10)	5,485	(9)(10)	104.00	2/26/2022
								1,942	10/10/2012	2,292
	9/25/2013	20,832	(11)(12)	—		9.92	9/24/2023
	9/12/2014	—		6,249	(13)(14)	4.24	9/11/2024	2,344	9/12/2014	2,766
Paul Kuc	9/3/2008	13,749	(15)	—		54.00	9/2/2018
	6/8/2010	4,165	(16)	—		54.00	6/7/2020
	6/23/2011	1,666	(7)(8)	—		134.16	6/22/2021
	2/27/2012	3,665	(9)(10)	2,167	(9)(10)	104.00	2/26/2022
								1,346	10/10/2012	1,588
	9/25/2013	16,665	(11)(12)	—		9.92	9/24/2023
	9/12/2014			2,000	(13)(14)	4.24	9/11/2024	844	9/12/2014	996
Wilfriede van Assche	1/16/2006	4,270	(5)	—		31.20	1/15/2016
	6/8/2010	1,041	(16)	—		54.00	6/7/2020
	1/20/2011	2,082	(17)	—		58.56	1/19/2021
	6/23/2011	1,666	(7)(8)	—		134.16	6/22/2021
	2/27/2012	2,275	(9)(10)	1,474	(9)(10)	104.00	2/26/2022
	9/25/2013	3,333	(11)(12)	—		9.92	9/24/2023
	9/12/2014	—		1,625	(13)(14)	4.24	9/11/2024	657	9/12/2014	775

*	All stock options issued under our 2010 Stock Option/Stock Issuance Plan, or the 2010 Plan, and our 2000 Stock Option/Stock Issuance Plan, or the 2000 Plan, may be exercised prior to vesting, subject to repurchase rights that expire over the vesting periods indicated in the footnotes below.
**	Unvested shares of restricted stock are generally forfeited if the named executive officer’s employment terminates, except to the extent otherwise provided in an employment agreement or award agreement. The stock awards held by our named executive officers awards may be accelerated upon a change in control of our company, and/or a termination of employment following a change in control, as further described below in “Executive Compensation — Potential Severance Payments upon Termination and upon Termination Following a Change in Control”.
(1)	Unless otherwise specified, options granted before 2011 vest as to 25% of the original number of shares on the first anniversary of the vesting commencement date and the remainder of the shares vest ratably each month thereafter until the fourth anniversary of the vesting commencement date. Notwithstanding the foregoing, awards may be accelerated upon a change in control of our company, and/or a termination of employment following a change in control, as further described below in “Executive Compensation — Potential Severance Payments upon Termination and upon Termination Following a Change in Control”. Unvested options granted under the 2010 Plan and the 2000 Plan are subject to early exercise, in which case, until they vest, the shares acquired pursuant to such exercise will be restricted and subject to repurchase by the Company at the exercise price upon the participant’s termination of employment.
(2)	The option exercise price for options granted prior to our initial public offering represents the fair market value of our Common Stock as of the date of grant, as determined by our Board of Directors. The option exercise price for all options granted on February 27, 2012 have an exercise price equal to the initial public offering price per share of our initial public offering. For a discussion of our methodology for determining the fair market value of our Common Stock, see the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” section of this prospectus.
(3)	The market value of stock awards reported is computed by multiplying the number of shares of Restricted Stock granted by $1.18, which was the closing market price of one share of our Common Stock on August 31, 2015. The restricted stock awards granted in fiscal 2013 vest in three equal annual installments beginning October 10, 2013. The restricted stock awards granted in fiscal year 2015 vest in four equal annual installments on July 19, 2015, July 19, 2016, July 19, 2017, and July 19, 2018.
(4)	The vesting commencement date of this grant is September 23, 2002. The options underlying this grant were originally scheduled to expire on December 18, 2012. On August 15, 2012, we held a Special Meeting of Stockholders, at which the stockholders of the Company approved an amendment to the 2000 Plan to extend the term of such options to thirteen years from their date of grant (subject to the consent of the affected option holders). Mr. Hamilton consented to the extension of these options to purchase 49,999 shares of Common Stock on September 10, 2012.
(5)	The vesting commencement date of this grant is January 16, 2006.
(6)	The vesting commencement date of this grant is December 21, 2007.
(7)	All options granted on June 23, 2011, are subject to a five-year vesting schedule with a two-year cliff, with 40% of the options vesting on the second anniversary of the grant date and the remainder vesting ratably each month thereafter until the fifth anniversary of the grant date.
(8)	The vesting commencement date of this grant is June 23, 2011.
(9)	All options granted on February 27, 2012 are subject to a five-year vesting schedule with a two-year cliff, with 40% of the options besting on the second anniversary of the grant date and the remainder vesting ratably each month thereafter until the fifth anniversary of the grant date.
(10)	The vesting commencement date of this grant is February 27, 2012.
(11)	All options granted on September 25, 2013, are subject to a two-year vesting schedule, with 50% of the options vesting on July19, 2014 and the remaining 50% of the options vesting on July 19, 2015.
(12)	The vesting commencement date of this grant is September 25, 2013.
(13)	All options granted on September 12, 2014, vest as to 25% of the original number of shares on the first anniversary of the vesting commencement date and the remainder of the shares vest ratably each month thereafter until the fourth anniversary of the vesting commencement date.
(14)	The vesting commencement date of this grant is September 12, 2014.
(15)	The vesting commencement date of this grant is September 3, 2008.
(16)	The vesting commencement date of this grant is June 8, 2010.
(17)	The vesting commencement date of this grant is January 20, 2011.

Potential Payments upon Termination and upon Termination in Connection with a Change in Control

We entered into employment agreements with each of our named executive officers that became effective on September 1, 2011, and which are described in more detail under “Executive Employment Agreements” below. Under these employment agreements, our named executive officers are entitled to certain severance payments and benefits in the event of their termination of employment under certain circumstances, including (i) termination without cause, (ii) resignation for good reason, (iii) termination without cause or resignation for good reason in connection with a change in control of the Company or (iv) termination due to death or disability. In addition, under our 2010 Plan and our 2000 Plan, our named executive officers are entitled to accelerated vesting of outstanding equity awards in the event of their involuntary termination of employment within 12 months after a change in control or other corporate transaction. Under our 2011 Plan, our named executive officers are entitled to accelerated vesting of outstanding equity awards in the event of a qualifying termination of employment, as defined in the 2011 Plan, within six months prior to or 12 months after a change in control or other corporate transaction.

Executive Employment Agreements

We entered into executive employment agreements with each of our named executive officers effective as of September 1, 2011. The terms of each of these agreements are substantially similar, except with respect to each named executive officer’s initial base salary, which is described below.

Each of the executive employment agreements has an initial term of one year, starting on September 1, 2011, with an automatic renewal for additional one-year periods, unless either party gives 90 days’ notice of nonrenewal. The employment agreements provide for an initial annual base salary (to be reviewed by the Compensation Committee annually), a performance bonus and long-term incentive award opportunity as determined by the Compensation Committee, and participation in the Company’s savings, retirement and other welfare benefit plans that the Company may have in place from time to time.

Under the executive employment agreements, if the Company terminates the named executive officer’s employment or does not renew the term of the employment agreement for reasons other than for “cause” or if the named executive officer resigns his or her employment for “good reason”, then he will be entitled to (i) a lump sum severance payment equal to one years’ base salary; (ii) to the extent the termination occurs on or after the midpoint of the Company’s fiscal year, a pro-rated annual bonus and (iii) any other compensation and benefits accrued on or prior to the termination date. The named executive officer (or his or her estate, if applicable) will also receive the foregoing amounts if his or her employment is terminated due to death or disability.

If the named executive officer’s employment is terminated or not renewed by the Company for reasons other than for “cause” or if he resigns from his or her employment for “good reason”, in each case within six months prior to, or within twelve months after, a “change in control”, then he is entitled to a lump sum severance payment equal to two times his or her base salary and any other accrued compensation and benefits. If the named executive officer’s employment is terminated or the term of the employment agreement is not renewed for “cause” or if the named executive officer resigns from his or her employment or does not renew the term for any reason other than “good reason”, then he will be entitled only to compensation and benefits that have accrued on or prior to the termination date.

The named executive officers are obligated to comply with a confidentiality, proprietary information and inventions assignment agreement previously entered into with the Company and non-disparagement covenants under the executive employment agreements. In addition, payments under the agreements will be subject to any clawback or recoupment policies as required under applicable law.

Under the executive employment agreements, the following definitions apply:

•	“Cause” is defined as (i) a material breach of the employment agreement or any other written agreement with the Company to the extent the breach is not cured within 30 days; (ii) the named executive officer’s conviction or plea of nolo contendere to a felony or another crime involving dishonesty or moral turpitude or which could reflect negatively on or otherwise impair or impede the Company’s operations; (iii) the named executive officer’s engaging in misconduct, negligence, dishonesty, violence or threat of violence that is injurious to the Company; (iv) a material breach of a written policy of the Company or the rules of any governmental or regulatory body applicable to the Company that could result in an adverse effect on the Company or could reflect negatively on or impair the operations of the Company or (v) any other willful misconduct that is materially injurious to the financial condition or business reputation of the Company.
•	“Good reason” is defined as any of the following: (i) an adverse change in the named executive officer’s position with the Company that materially reduces his or her level of authority, duties or responsibility; (ii) a reduction of base salary by more than five percent (except a reduction of 15% or less if the reduction is similarly applied to all executives); (iii) a relocation of place of employment by more than 50 miles without the executive’s consent or (iv) a substantial change in the nature or orientation of the Company’s core business such that the Company is no longer substantially engaged in the agricultural biotechnology business.
•	A “change in control” means the occurrence of any of the following events: (i) any person or group becomes the beneficial owner of greater than 50% of the Company’s total voting power; (ii) the sale of substantially all of the Company’s assets; or (iii) the consummation of a merger or consolidation of the Company, after which the voting securities of the Company outstanding immediately prior to the event no longer represent 50% or more of the voting power represented by the voting securities of the Company or surviving entity immediately after the event.

As of the end of August 31, 2015, the salaries of our named executive officers were as follows:

Name	Salary ($)
Richard Hamilton	480,000
Paul Kuc	333,000
Wilfriede van Assche	309,000

Equity Compensation Plans

The following table provides information as of November 10, 2015 regarding compensation plans under which our equity securities are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options		Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by stockholders	392,381	(1)	$44.13	152,839	(2)
Equity compensation plans not approved by stockholders	—		—	—
Total	392,381	(1)	$44.13	152,839	(2)

(1)	Consists of shares underlying stock options granted under our Amended and Restated 2011 Equity Incentive Plan, or the 2011 Plan, our 2010 Stock Option/Stock Issuance Plan, or the 2010 Plan, and our 2000 Stock Option/Stock Issuance Plan, or the 2000 Plan.
(2)	Consists of shares issuable under the 2011 Plan and the 2010 Plan. No additional shares are available for future issuance under the 2000 Plan other than in respect of shares underlying outstanding stock options. The shares issuable under the 2011 Plan may be increased by the number of shares that would have been issuable under any stock option granted under the 2010 Plan or the 2000 Plan that were forfeited or that expired without being exercised. No future grants will be made under the 2010 Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control and indemnification arrangements, discussed above under “Management” and “Management — Executive Compensation,” the following is a description of each transaction since September 1, 2014, and each currently proposed transaction in which:

•	we have been or are to be a participant;
•	the amount involved exceeds or will exceed $120,000; and
•	any of our directors, executive officers or holders of more than 5% of any class of our capital stock at the time of the transactions in issue, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Indemnification Arrangements

We have entered into an indemnity agreement with each of our directors and officers. The indemnity agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Please see “Management — Limitation of Liability and Indemnification of Officers and Directors.”

Executive Compensation and Employment Arrangements

Please see “Management — Executive Compensation” for information on compensation arrangements with our executive officers, including option grants and agreements with executive officers.

Investors’ Rights Agreement

Stockholder Registration Rights

In June 2010, we entered into an Amended and Restated Investors’ Rights Agreement, or the Investors’ Rights Agreement, with our major stockholders pursuant to which we agreed to provide certain rights to those stockholders that are a party to the Investors’ Rights Agreement to register the shares of our Common Stock (i) issuable upon conversion of outstanding convertible preferred stock, (ii) issued as a dividend or other distribution related to the convertible preferred stock, (iii) currently held or later acquired, and (iv) issuable upon the exercise of warrants held by any stockholder that is party to the agreement. We will bear all expenses incurred in connection with any underwritten registration, including, without limitation, all registration, filing and qualification fees, printers and accounting fees and the reasonable fees of counsel for the selling holders, but excluding underwriting discounts and commissions.

The registration rights provided for under the Investors’ Rights Agreement terminate after the earlier of five years following the consummation of an initial public offering, or any such time as the holder would be able to dispose of all of its registrable securities in any three month period under SEC Rule 144.

Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, if, at any time after six months after the effective date of the first registration statement for a public offering of our securities (other than a registration statement relating either to the sale of securities to our employees pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction), upon the written request of the holders of at least 15% of the securities covered by the Investors’ Rights Agreement that we file a registration statement under the Securities Act covering the registration of at least 15% of the securities covered by the Investors’ Rights Agreement, then we are required to file a registration statement covering the resale of the Common Stock requested to be registered. We are not obligated to file a registration statement after we have effected five registration statements pursuant to the Investors’ Rights Agreement or during certain periods prior to and after a registration statement has been filed by the company or, for a period of 90 days in the event the board of directors, in its judgment, makes the determination that it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and is therefore essential to defer the filing of such registration statement.

If an underwriter selected for an underwritten offering advises the holders demanding registration that marketing factors require a limitation on the number of shares to be underwritten, then, subject to certain limitations, the number of shares of registrable securities that may be included in the underwriting will be allocated among all holders of registrable securities in proportion to the amount of our registrable securities owned by each holder.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if, subject to certain exceptions, we propose to register any of our stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash, we are required to promptly give such holders written notice of such registration. Upon the written request of each eligible holder, we will, subject to certain limitations, cause to be registered under the Securities Act all such securities that each such holder has requested to be registered.

Registration Rights Agreement

Stockholder Registration Rights

On July 30, 2015, we entered into a Registration Rights Agreement with certain stockholders, and on August 26, 2015, we amended and supplemented the Registration Rights Agreement. We agreed pursuant to the Registration Rights Agreement to provide certain rights to those stockholders that are a party to the Registration Rights Agreement to register (i) the shares of our Common Stock issuable upon exercise of outstanding warrants held by such stockholders and (ii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the warrants or shares underlying the warrants held by such stockholders. We will bear all expenses incurred in connection with our performance of or compliance with the Registration Rights Agreement, including, without limitation, all registration, filing and qualification fees, printers and accounting fees and fees and disbursements of our counsel.

The registration rights provided for under the Registration Rights Agreement terminate after the earlier of (a) all securities registrable under the Registration Rights Agreement have been disposed of pursuant to an effective registration statement, (b) all securities registrable under the Registration Rights Agreement have been sold pursuant to Rule 144 under the Securities Act, (c) all securities registrable under the Registration Rights Agreement may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to the Transfer Agent or (d) the five (5) year anniversary of the date of the issuance of the warrants that were the subject of the registration rights agreement.

Piggyback Registration Rights

Pursuant to the Registration Rights Agreement, if, subject to certain exceptions, we determine to register any of our equity securities under the Securities Act, we are required to promptly give holders of Registrable Securities under the Registration Rights Agreement written notice of such determination. Upon the written request of each eligible holder, we will, subject to certain limitations, cause to be registered under the Securities Act all such securities that each such holder has requested to be registered.

Related Person Transaction Policy

As provided in our current Audit Committee charter, our Audit Committee is responsible for reviewing and approving all related party transactions on an ongoing basis and must review any potential conflict of interest situations where appropriate.

Director Independence

For a discussion of the independence of our directors, please see “Management — Director Independence” above.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Common Stock, as of November 10, 2015, by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our voting securities;
•	each of our directors;
•	each of our named executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which the individual or entity has sole or shared voting power or investment power. The information does not necessarily indicate beneficial ownership for any other purpose. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

Percentage ownership of our Common Stock in the table is based on 8,830,700 shares of our Common Stock outstanding on November 10, 2015. The number of shares beneficially owned by each person or group as of November 10, 2015 includes shares of Common Stock that such person or group had the right to acquire on or within 60 days after November 10, 2015, upon the exercise of options and warrants. References to options and warrants in the footnotes of the table below include only options and warrants outstanding as of November 10, 2015 that were exercisable on or within 60 days after November 10, 2015. For the purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after November 10, 2015 are included for that person or group but not the stock options or warrants of any other person or group.

Information in the table is derived from SEC filings made by such persons on Schedule 13D, Schedule 13G and/or under Section 16(a) of the Exchange Act and other information received by us. Except as otherwise set forth below, the address of the beneficial owner is c/o Ceres, Inc., 1535 Rancho Conejo Blvd., Thousand Oaks, CA 91320.

Name and Address of Beneficial Owner	Number (#)	Percentage (%)
5% Stockholders
Artal Luxembourg S.A.(1)	1,080,750	12.16
Directors and Named Executive Officers
Cheryl Morley(2)	2,187		*
Pascal Brandys(3)	12,883		*
Richard Flavell(4)	32,052		*
Robert Goldberg(5)	29,270		*
Aflalo Guimaraes(6)	486
Richard Hamilton(7)	107,063	1.20
Thomas Kiley(8)	12,376		*
Paul Kuc(9)	55,324		*
Wilfriede van Assche(10)	21,168		*
All directors and executive officers as a group (10 persons)	302,961	3.36%

*	Less than 1%.
(1)	Includes 56,730 shares of Common Stock that may be acquired pursuant to the exercise of warrants held by Artal Luxembourg S.A. The address for Artal Luxembourg S.A. is 10-12 avenue Pasteur, L-2310 Luxembourg.

(2)	Includes 2,187 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015.
(3)	Includes 5,563 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015.
(4)	Includes 18,030 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015, 167 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Flavell’s cessation of service with us prior to vesting.
(5)	Includes 23,503 shares of Common Stock held by The Robert B. Goldberg Revocable Living Trust and 5,767 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015.
(6)	Includes 486 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015.
(7)	Includes 2,344 shares of restricted stock held by Dr. Hamilton, 4,166 shares of Common Stock held by the Richard Hamilton 2011-Ceres GRAT and 75,135 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015, 833 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Dr. Hamilton’s cessation of service with us prior to vesting.
(8)	Includes 7,810 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015. Also includes 1,842 shares of Common Stock held by The Kiley Revocable Trust and 641 shares of Common Stock issuable upon the exercise of warrants held by The Kiley Revocable Trust.
(9)	Includes 844 shares of restricted stock held by Mr. Kuc and 40,903 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015, 167 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Kuc’s cessation of service with us prior to vesting.
(10)	Includes 657 shares of restricted stock held by Ms. van Assche and 15,502 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of November 10, 2015, 167 of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Ms. van Assche’s cessation of service with us prior to vesting.

DESCRIPTION OF SECURITIES

Description of Units

We are offering up to 2,960,530 Class A Units, with each Class A Unit consisting of one share of Common Stock (based upon an assumed offering price per share of $0.76, which was the last reported sale price of our Common Stock on December 9, 2015) and a warrant to purchase one share of our Common Stock (together with the shares of Common Stock underlying such warrants) at a public offering price of $     per Class A Unit. Each warrant included in the Class A Units entitles its holder to purchase one share of Common Stock at an exercise price of $    .

We are also offering to those purchasers, whose purchase of Class A Units in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of our outstanding Common Stock following the consummation of this offering, the opportunity to purchase, in lieu of Class A Units that would result in ownership in excess of 9.99%, Class B Units, with each Class B Unit consisting of one share of A-1 Preferred Stock, par value $0.01 per share, convertible into 1,315.800 shares of Common Stock (based upon an assumed conversion price per share of $0.76, which was the last reported sale price of our Common Stock on December 9, 2015) and warrants to purchase 1,315.800 shares of our Common Stock (together with the shares of Common Stock underlying such warrants) at a public offering price of $    per Class B Unit. Each warrant included in the Class B Units entitles its holder to purchase one share of Common Stock at an exercise price of $    .

The securities of which the units are composed (the “underlying securities”) are being sold in this offering only as part of the units. However, the Class A Units and Class B Units will not be certificated and the underlying securities comprising such units are immediately separable. Each underlying security purchased in this offering will be issued independent of each other underlying security and not as part of a unit. Upon issuance, each underlying security may be transferred independent of any other underlying security, subject to applicable law and transfer restrictions.

Description of Warrants Included in the Units

The material terms and provisions of the warrants being offered pursuant to this prospectus are summarized below. This summary of some provisions of the warrants is not complete. For the complete terms of the warrants, you should refer to the form of warrant filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to a warrant agency agreement between us and American Stock Transfer & Trust Company, LLC, as warrant agent, the warrants will be issued in book-entry form and shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Each Class A Unit includes a warrant to purchase one share of our Common Stock and each Class B Unit issued in this offering includes warrants to purchase 1,315.800 shares of our Common Stock (each based upon an assumed offering price per share of $0.76, which was the last reported sale price of our Common Stock on December 9, 2015) at a price equal to $     per share at any time for up to five (5) years after the date of the closing of this offering. The warrants issued in this offering will be governed by the terms of a global warrant held in book-entry form. The holder of a warrant will not be deemed a holder of our underlying Common Stock until the warrant is exercised.

Subject to certain limitations as described below the warrants are immediately exercisable upon issuance on the closing date and expire on the five (5) year anniversary of the closing date. Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of its warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of Common Stock in excess of 4.99% of the shares of our Common Stock then outstanding after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided that in no event shall the Beneficial

Ownership Limitation exceed 9.99% and any increase in the Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us.

The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our Common Stock. The warrant holders must pay the exercise price in cash upon exercise of the warrants, unless such warrant holders are utilizing the cashless exercise provision of the warrants. On the expiration date, unexercised warrants will automatically be exercised via the “cashless” exercise provision.

In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of Common Stock, then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the warrants.

In the event of a fundamental transaction that is (i) an all cash transaction, (ii) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (iii) with certain limited exceptions, a fundamental transaction involving a person or entity not traded on a national securities exchange, then the Company or any successor entity will pay at the holder’s option, exercisable at any time concurrently with or within 30 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the remaining unexercised portion of the warrants on the date of consummation of the fundamental transaction as determined in accordance with the Black Scholes option pricing model.

Upon the holder’s exercise of a warrant, we will issue the shares of Common Stock issuable upon exercise of the warrant within three trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made (unless exercised via the “cashless” exercise provision).

Prior to the exercise of any warrants to purchase Common Stock, holders of the warrants will not have any of the rights of holders of the Common Stock purchasable upon exercise, including the right to vote, except as set forth therein.

Warrant holders may exercise warrants only if the issuance of the shares of Common Stock upon exercise of the warrants is covered by an effective registration statement, or an exemption from registration is available under the Securities Act and the securities laws of the state in which the holder resides. We intend to use commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, effective when the warrants are exercised. The warrant holders must pay the exercise price in cash upon exercise of the warrants unless there is not an effective registration statement or, if required, there is not an effective state law registration or exemption covering the issuance of the shares underlying the warrants (in which case, the warrants may only be exercised via a “cashless” exercise provision).

We do not intend to apply for listing of the warrants on any securities exchange or other trading system.

Description of Capital Stock

General

The following summary of our capital stock is based on certain provisions of our amended and restated certificate of incorporation and bylaws and on the applicable provisions of the Delaware General Corporation Law, or DGCL. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of our amended and restated certificate of incorporation and bylaws and the DGCL. For information on how to obtain copies of such documents, please refer to the heading “Where You Can Find More Information” in this prospectus.

Our authorized capital stock consists of 250,000,000 shares, with a par value of $0.01 per share, of which:

•	240,000,000 shares are designated as Common Stock; and
•	10,000,000 shares are designated as preferred stock.

On March 12, 2015, our Annual Meeting of Stockholders approved an amendment to our amended and restated certificate of incorporation, authorizing a reverse stock split of our Common Stock. A one-for-eight ratio for the reverse stock split was subsequently approved by our board of directors and the reverse stock split took effect on April 8, 2015. As a result of the reverse stock split, every eight shares of our Common Stock were automatically combined and converted into one issued and outstanding share of our Common Stock, with no change in the par value per share. All share amounts, per share amounts and share prices in this prospectus have been adjusted to reflect the reverse stock split.

As of November 10, 2015, we had outstanding 8,830,700 shares of Common Stock, held of record by approximately 180 stockholders, and no shares of preferred stock. In addition, as of November 10, 2015, we had outstanding options to acquire 392,381 shares of Common Stock and warrants outstanding to purchase 2,678,930 shares of our Common Stock.

Common Stock

The holders of our Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. Upon our liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, and our amendment thereto, our board of directors has the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control.

A-1 Preferred Stock

Our board of directors has designated      shares of our preferred stock as Series A-1 Convertible Preferred Stock (“A-1 Preferred Shares”), none of which are currently issued and outstanding. The preferences and rights of the A-1 Preferred Stock will be as set forth in a Certificate of Designation (the “A-1 Certificate of Designation”) filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to a transfer agency agreement between us and American Stock Transfer & Trust Company, LLC, as transfer agent, the A-1 Preferred Stock will be issued in book-entry form and shall initially be represented only by one or more global certificates deposited with The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

In the event of a liquidation, the holders of A-1 Preferred Shares are entitled to participate on an as-converted-to-Common Stock basis with holders of the Common Stock in any distribution of assets of the Company to the holders of the Common Stock. The A-1 Certificate of Designation provides, among other things, that we shall not pay any dividends on shares of Common Stock (other than dividends in the form of Common Stock) unless and until such time as we pay dividends on each A-1 Preferred Share on an as-converted basis. Other than as set forth in the previous sentence, the A-1 Certificate of Designation provides that no other dividends shall be paid on A-1 Preferred Shares and that we shall pay no dividends (other than dividends in the form of Common Stock) on shares of Common Stock unless we simultaneously comply with the previous sentence. The A-1 Certificate of Designation does not provide for any restriction on the repurchase of A-1 Preferred Shares by us while there is any arrearage in the payment of dividends on the A-1 Preferred Shares. There are no sinking fund provisions applicable to the A-1 Preferred Shares.

With certain exceptions, as described in the A-1 Certificate of Designation, the A-1 Preferred Shares have no voting rights. However, as long as any shares of A-1 Preferred Shares remain outstanding, the A-1 Certificate of Designation provides that we shall not, without the affirmative vote of holders of a majority of the then-outstanding A-1 Preferred Shares, (a) alter or change adversely the powers, preferences or rights given to the A-1 Preferred Shares or alter or amend the A-1 Certificate of Designation, (b) increase the number of authorized shares of A-1 Preferred Shares or (c) effect a stock split or reverse stock split of the A-1 Preferred Shares or any like event.

Each A-1 Preferred Share is convertible at any time at the holder’s option into a number of shares of Common Stock equal to $1,000 per share divided by the A-1 Conversion Price. The “A-1 Conversion Price” is initially $     and is subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the A-1 Certificate of Designation further provides that we shall not effect any conversion of A-1 Preferred Shares, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder of A-1 Preferred Shares (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of Common Stock in excess of 9.99% of the shares of our Common Stock then outstanding after giving effect to such exercise (the “Preferred Stock Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to the Company, the holder may increase or decrease the Preferred Stock Beneficial Ownership Limitation, provided that in no event shall the Preferred Stock Beneficial Ownership Limitation exceed 9.99% and any increase in the Preferred Stock Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us.

Beginning on the third anniversary of the closing date of this offering, we will have the right to cause each holder of A-1 Preferred Stock to convert all or part of such holder’s A-1 Preferred Stock upon 20 calendar days’ prior written notice to such holder (which notice may be given by the transfer agent). Such notice may be given prior to the third anniversary of the closing date of this offering and shall be given in accordance with any applicable procedures of the depositary for the A-1 Preferred Stock.

We do not intend to apply for listing of the A-1 Preferred Shares on any securities exchange or other trading system.

Outstanding Warrants

As of November 10, 2015, we had warrants outstanding to purchase 2,678,930 shares of our Common Stock.

On August 26, 2015 we issued warrants to purchase an aggregate of 1,198,859 shares of Common Stock to certain investors as part of an offering of Common Stock and warrants. The warrants are exercisable at any time and from time to time, in whole or in part, beginning on February 26, 2016 and expire on February 26, 2021. The exercise price is $1.22 per share of Common Stock.

On August 26, 2015 we issued warrants to purchase an aggregate of 31,970 shares of Common Stock to Ladenburg Thalmann & Co. Inc. (“Ladenburg”) as part of Ladenburg’s compensation related to an offering of Common Stock and warrants. The warrants are exercisable at any time and from time to time, in whole or in part, beginning on August 26, 2016 and expire on August 26, 2020. The exercise price is $1.83 per share of Common Stock.

On July 30, 2015 we issued warrants to purchase an aggregate of 1,200,000 shares of Common Stock to certain investors as part of an offering of Common Stock and warrants. The warrants are exercisable at any time and from time to time, in whole or in part, beginning on January 30, 2016 and expire on January 30, 2021. The exercise price is $1.62 per share of Common Stock.

On July 30, 2015 we issued warrants to purchase an aggregate of 24,000 shares of Common Stock to Ladenburg as part of Ladenburg’s compensation related to an offering of Common Stock and warrants. The warrants are exercisable at any time and from time to time, in whole or in part, beginning on July 30, 2016 and expire on July 30, 2020. The exercise price is $1.944 per share of Common Stock.

On March 10, 2014 we issued warrants to purchase an aggregate of 60,000 shares of Common Stock to certain affiliated designees of the underwriter as part of the underwriter’s compensation related to the registered public offering. The warrants are exercisable at any time and from time to time, in whole or in part, beginning on March 4, 2015 and expire on March 4, 2019. The exercise price is $12.00 per share of Common Stock. The fair value of these warrants upon issuance was $305 using a risk free rate of 1.64%, expected volatility 84.2%, expected term of 5 years and 0% dividend yield and was treated as an issuance cost of the Common Stock.

In December 2011, we issued warrants to purchase 8,333 shares of our Common Stock to Texas A&M at an exercise price equal to $114.40. The warrants expire on September 24, 2026 and, subject to certain conditions, vest in equal installments on the fifth, tenth and fifteenth anniversary of our Amended and Restated Intellectual Property Rights Agreement with Texas A&M.

In June 2010, we issued warrants to purchase 128,205 shares of our Common Stock at an exercise price of $156.00 per share in connection with a private placement of convertible preferred stock. These warrants expire on June 24, 2020.

In January 2010, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, to finance qualified equipment purchases, pursuant to which we granted SVB warrants to purchase shares of our convertible preferred stock at an exercise price of $52.00 per share. Upon completion of our IPO, these warrants were automatically converted into warrants to purchase approximately 1,794 shares of Common Stock at an exercise price of $156.00 per share. These warrants expire on February 29, 2020.

In August 2007, we entered into an agreement with Texas A&M University, pursuant to which we granted Texas A&M University a warrant to purchase 8,333 shares of our Common Stock for an exercise price of $240.00 per share. The warrant vests in various installments based on certain research and commercialization milestones being met and will remain exercisable until August 28, 2017.

In May 2006, we entered into an agreement with The Samuel Roberts Noble Foundation, Inc., pursuant to which we granted the Noble Foundation a warrant to purchase 16,667 shares of our Common Stock for an exercise price of $240.00 per share. On June 20, 2011, we agreed to amend this warrant such that the warrant vests in equal installments of 4,167 shares on May 19, 2009, May 19, 2011, May 19, 2013 and May 19, 2015, respectively, and shall remain exercisable until the earliest of a period of five years from the respective vesting date, or May 18, 2017.

In July 2004, we entered into a borrowing agreement with SVB to finance construction of a greenhouse and tenant improvements at our Thousand Oaks, California facility, pursuant to which we granted SVB warrants to purchase shares of our convertible preferred stock at an exercise price of $52.00 per share, which were set to expire on the later of July 31, 2014 or five years after an initial public offering. During 2010, the warrants were extended and expire on February 29, 2020. Upon completion of our IPO, these warrants were automatically converted into warrants to purchase approximately 769 shares of Common Stock at an exercise price of $156.00 per share.

Registration Rights

Investors’ Rights Agreement

Stockholder Registration Rights

In June 2010, we entered into an Amended and Restated Investors’ Rights Agreement, or the Investors’ Rights Agreement, with our major stockholders pursuant to which we agreed to provide certain rights to those stockholders that are a party to the Investors’ Rights Agreement to register the shares of our Common Stock (i) issuable upon conversion of outstanding convertible preferred stock, (ii) issued as a dividend or other distribution related to the convertible preferred stock, (iii) currently held or later acquired, and (iv) issuable upon the exercise of warrants held by any stockholder that is party to the agreement. We will bear all expenses incurred in connection with any underwritten registration, including, without limitation, all registration, filing and qualification fees, printers and accounting fees and the reasonable fees of counsel for the selling holders, but excluding underwriting discounts and commissions.

The registration rights provided for under the Investors’ Rights Agreement terminate after the earlier of five years following the consummation of an initial public offering, or any such time as the holder would be able to dispose of all of its registrable securities in any three month period under SEC Rule 144.

Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, if, at any time after six months after the effective date of the first registration statement for a public offering of our securities (other than a registration statement relating either to the sale of securities to our employees pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction), upon the written request of the holders of at least 15% of the securities covered by the Investors’ Rights Agreement that we file a registration statement under the Securities Act covering the registration of at least 15% of the securities covered by the Investors’ Rights Agreement, then we are required to file a registration statement covering the resale of the Common Stock requested to be registered. We are not obligated to file a registration statement after we have effected five registration statements pursuant to the Investors’ Rights Agreement or during certain periods prior to and after a registration statement has been filed by the company or, for a period of 90 days in the event the board of directors, in its judgment, makes the determination that it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and is therefore essential to defer the filing of such registration statement.

If an underwriter selected for an underwritten offering advises the holders demanding registration that marketing factors require a limitation on the number of shares to be underwritten, then, subject to certain limitations, the number of shares of registrable securities that may be included in the underwriting will be allocated among all holders of registrable securities in proportion to the amount of our registrable securities owned by each holder.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if, subject to certain exceptions, we propose to register any of our stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash, we are required to promptly give such holders written notice of such registration. Upon the written request of each eligible holder, we will, subject to certain limitations, cause to be registered under the Securities Act all such securities that each such holder has requested to be registered. We have received waivers of these registration rights with respect to this offering from all of the requisite stockholders.

Registration Rights Agreement

Stockholder Registration Rights

On July 30, 2015, we entered into a Registration Rights Agreement with certain stockholders, and on August 26, 2015, we amended and supplemented the Registration Rights Agreement. We agreed pursuant to the Registration Rights Agreement to provide certain rights to those stockholders that are a party to the Registration Rights Agreement to register (i) the shares of our Common Stock issuable upon exercise of outstanding warrants held by such stockholders and (ii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the warrants or shares underlying the warrants held by such stockholders. We will bear all expenses incurred in connection with our performance of or compliance with the Registration Rights Agreement, including, without limitation, all registration, filing and qualification fees, printers and accounting fees and fees and disbursements of our counsel.

The registration rights provided for under the Registration Rights Agreement terminate after the earlier of (a) all securities registrable under the Registration Rights Agreement have been disposed of pursuant to an effective registration statement, (b) all securities registrable under the Registration Rights Agreement have been sold pursuant to Rule 144 under the Securities Act, (c) all securities registrable under the Registration Rights Agreement may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to the Transfer Agent or (d) the five (5) year anniversary of the date of the issuance of the warrants that were the subject of the registration rights agreement.

Piggyback Registration Rights

Pursuant to the Registration Rights Agreement, if, subject to certain exceptions, we determine to register any of our equity securities under the Securities Act, we are required to promptly give holders of Registrable Securities under the Registration Rights Agreement written notice of such determination. Upon the written request of each eligible holder, we will, subject to certain limitations, cause to be registered under the Securities Act all such securities that each such holder has requested to be registered.

Anti-Takeover Provisions

Certain provisions of the DGCL and our amended and restated certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of our company. These provisions, which are summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage anyone seeking to acquire control of our company to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management and could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, because, among other reasons, the negotiation of such proposals could result in improving their terms.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of our company or preventing changes in our management, including the following:

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights, preferences and privileges designated from time to time by our board of directors without further action by stockholders. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of Common Stock.
•	Size of the Board of Directors and Filling Vacancies. The number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. Any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board of directors, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.
•	Classified Board. Our board of directors is divided into three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.
•	No Cumulative Voting. Our amended and restated certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion, or all of its shares for one or more candidates. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat.
•	Removal of Directors. Directors can only be removed by our stockholders for cause and removal of a director will require a 66 2/3% stockholder vote.
•	No Written Consent of Stockholders. All stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting. Stockholders may not take action by written consent in lieu of a meeting. The inability of stockholders to take action by written consent means that a stockholder would need to wait until the next annual or special meeting to bring business before the stockholders for a vote.

•	Special Meetings of Stockholders. Special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or president (in the absence of a chief executive officer). Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of our stockholders.
•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. These procedures provide that notice must be timely given in writing prior to the meeting at which the action is to be taken and the form and content of such notice must comply with the applicable provisions of our amended and restated bylaws. These procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.
•	Amendment to Amended and Restated Certificate of Incorporation and Bylaws. Any amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws requires a 66 2/3 stockholder vote. Provisions requiring such supermajority vote include, among other things, any amendment, repeal or modification of the provisions relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called annual or special meeting of our stockholders and the designated parties entitled to call a special meeting of our stockholders.

Section 203 of the DGCL

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless it satisfies one of the following conditions:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;
•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•	at or subsequent to such time that the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the corporation with an aggregate market value of 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all of the outstanding stock of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the stockholder’s affiliates and associates (as defined in Section 203), beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Treatment of Options Upon Change of Control

In general, under the terms of our 2010 Stock Option/Stock Issuance Plan and our Amended and Restated 2011 Equity Incentive Plan, in the event of certain change in control transactions, if the successor corporation does not assume our outstanding options or issue replacement awards, or if an option holder’s employment is involuntarily terminated in connection with such change in control, the vesting of the options outstanding under such plans will accelerate.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is and, for the A-1 Preferred Stock, will be, American Stock Transfer & Trust Company, LLC. The transfer agent’s telephone number is (800) 937-5449.

Stock Exchange Listing

Our Common Stock is listed on the NASDAQ Capital Market under the symbol “CERE”.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

The following discussion is a summary of certain material U.S. federal tax consequences relating to the acquisition of the units and the ownership and disposition of our warrants, Common Stock and A-1 Preferred Stock by U.S. holders and non-U.S. holders (each as defined below). This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, rulings and judicial decisions, all as in effect on the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will agree with the statements herein.

A “U.S. holder” means a beneficial owner of our warrants, Common Stock or A-1 Preferred Stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust, if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) a valid election to be treated as a U.S. person is in effect under the relevant Treasury regulations with respect to such trust.

A “non-U.S. holder” means a beneficial owner of our warrants, Common Stock or A-1 Preferred Stock that is neither a U.S. holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

This discussion deals only with our warrants, Common Stock and A-1 Preferred Stock held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income and estate tax consequences that may be relevant to a holder in light of such holder’s own particular circumstances, nor does it deal with special situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, such as banks and other financial institutions, insurance companies, partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the United States, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt entities, common trust funds, certain trusts, hybrid entities, foreign governments, international organizations and dealers or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	tax consequences to persons holding our warrants, Common Stock or A-1 Preferred Stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;
•	any gift tax consequences;
•	alternative minimum tax consequences, if any; or
•	any U.S. state or local or foreign tax consequences.

If an entity treated as a partnership for U.S. federal income tax purposes holds our warrants, Common Stock or A-1 Preferred Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective investors that are entities treated as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income and estate tax considerations to them and their partners of holding our warrants, Common Stock or A-1 Preferred Stock.

THIS DISCUSSION IS NOT A LEGAL OPINION AND CANNOT BE USED FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE OR APPLICABLE U.S. STATE OR LOCAL LAWS. IF YOU ARE CONSIDERING THE ACQUISITION OF UNITS, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, THE EFFECT OF ANY CHANGES IN APPLICABLE TAX LAW, AND YOUR ENTITLEMENT TO BENEFITS UNDER AN APPLICABLE INCOME TAX TREATY.

Purchase of Units

For U.S. federal income tax purposes, the purchase by a holder of a unit will be treated as the acquisition of an “investment unit” consisting of two components. In the case of a holder that purchases the Class A Units, the investment unit will consist of      shares of Common Stock and      warrants to purchase shares of Common Stock. In the case of a holder that purchases the Class B Units, the investment unit will consist of one (1) share of A-1 Preferred Stock and      warrants to purchase shares of Common Stock. The purchase price for each unit will be allocated between the components in the respective unit in proportion to their relative fair market values at the time the respective unit is purchased by the holder. This allocation of the purchase price for each unit will establish a Holder’s initial tax basis for U.S. federal income tax purposes in the warrants, Common Stock and A-1 Preferred Stock that comprise the units. Each holder should consult its own tax advisor regarding the allocation of the purchase price for the units between the two components.

U.S. Holders

Taxation of Warrants

Exercise of Warrants

A U.S. holder will not recognize gain or loss on the exercise of a warrant and related receipt of our Common Stock. A U.S. holder’s initial tax basis in our Common Stock received on the exercise of a warrant will be equal to the sum of (a) such U.S. holder’s tax basis in such warrant plus (b) the exercise price paid by such U.S. holder on the exercise of such warrant.

Disposition of Warrants

A U.S. holder will recognize gain or loss on the sale or other taxable disposition of a warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. holder’s tax basis in the warrant sold or otherwise disposed of. Gain or loss recognized by a U.S. holder on a disposition of a warrant will be long-term capital gain or loss if the holding period for the warrant exceeds one year at the time of the disposition. Long-term capital gain recognized by non-corporate U.S. holders (including individuals) is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Expiration of Warrants without Exercise

Upon the lapse or expiration of a warrant, a U.S. holder will recognize a loss in an amount equal to such U.S. holder’s tax basis in the warrant. Any such loss generally be a capital loss and will be a long-term capital loss if the warrants are held for more than one year. The deductibility of capital losses is subject to certain limitations.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of shares of Common Stock that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such non-U.S. holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). It is unclear whether such constructive distributions would be eligible for the reduced tax rate applicable to “qualified dividend income” paid to non-corporate U.S. holders or for the dividends-received deduction applicable to certain dividends paid to corporate U.S. holders. A U.S. holder should consult its tax advisor as to the tax consequences of receiving constructive dividends. Generally, a U.S. holder’s tax basis in a warrant will be increased by the amount of any such constructive distribution.

Taxation of Common Stock

Dividends on Common Stock

We do not expect to declare or pay any dividends on our Common Stock in the foreseeable future. If we make a distribution of cash or other property (other than certain pro rata distributions of our Common Stock) in respect of our Common Stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our Common Stock, and thereafter will be treated as capital gain.

Dividend income received by non-corporate U.S. holders (including individuals) of our Common Stock will generally be subject to the preferential rates applicable to long-term capital gains if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. Dividend income received by corporate U.S. holders of our Common Stock generally will be eligible for the dividends-received deduction. Generally, this deduction is allowed if our Common Stock is held by the corporate U.S. holder for at least 46 days during the 91 day period beginning on the date 45 days before the ex-dividend date of our Common Stock.

Sale, Exchange or Other Disposition of Common Stock

A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other taxable disposition of our Common Stock. Any gain or loss will equal the difference between the proceeds received and the U.S. holder’s adjusted tax basis in our Common Stock. The gain or loss recognized by the U.S. holder on a disposition of our Common Stock will be long-term capital gain or loss if the holding period for such Common Stock exceeds one year at the time of the disposition. Long-term capital gain recognized by certain non-corporate U.S. holders (including individuals) is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Taxation of A-1 Preferred Stock

Dividends on A-1 Preferred Stock

Distributions on our A-1 Preferred Stock (if any) will be treated as described in “— U.S. Holders —  Taxation of Common Stock — Dividends on Common Stock” above.

Conversion of A-1 Preferred Stock

A U.S. holder will not recognize gain or loss on the conversion of our A-1 Preferred Stock into shares of Common Stock. A U.S. holder’s initial tax basis in our Common Stock received on the conversion of A-1 Preferred Stock will be equal to such U.S. holder’s tax basis in such A-1 Preferred Stock.

Disposition of A-1 Preferred Stock

A disposition of our A-1 Preferred Stock will be treated as described in “— U.S. Holders — Taxation of Common Stock — Sale, Exchange, or Other Disposition of Common Stock” above.

Certain Adjustments to the A-1 Preferred Stock

Under Section 305 of the Code, an adjustment to the conversion ratio or conversion price of our A-1 Preferred Stock may be treated as a constructive distribution to a U.S. holder of our A-1 Preferred Stock if, and to the extent that, such adjustment has the effect of increasing such U.S. holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). See “— U.S. Holders — Taxation of Common Stock — Dividends on Common Stock” above for the U.S. federal income tax treatment of constructive distributions that may arise as a result of certain adjustments to our A-1 Preferred Stock.

Information Reporting and Backup Withholding

Dividends (constructive or actual) on our Common Stock and A-1 Preferred Stock and proceeds from the sale, exchange or other disposition of our warrants, Common Stock and A-1 Preferred Stock are potentially subject to backup withholding at the applicable rate unless the U.S. holder provides a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our warrants, Common Stock and A-1 Preferred Stock will generally be subject to information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules generally will be allowed as a refund or a credit against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Non-U.S. Holders

Dividends on Common Stock or A-1 Preferred Stock

We do not expect to declare or pay any dividends on our Common Stock or our A-1 Preferred Stock in the foreseeable future. If we make a distribution of cash or other property (other than certain pro rata distributions of our Common Stock) in respect of our Common Stock or A-1 Preferred Stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our Common Stock or A-1 Preferred Stock, and thereafter will be treated as capital gain.

Distributions treated as dividends on our Common Stock or A-1 Preferred Stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to U.S. federal withholding tax (so long as the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI (or appropriate substitute or successor form), to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis at regular U.S. federal income tax rates in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Certain Adjustments to the Warrants or A-1 Preferred Stock

Under Section 305 of the Code, (i) an adjustment to the number of shares of our Common Stock that will be issued on the exercise of the warrants, (ii) an adjustment to the exercise price of the warrants, or (iii) an adjustment to the conversion ratio or conversion price of our A-1 Preferred Stock may be treated as a constructive distribution to a non-U.S. holder of the warrants or A-1 Preferred Stock if, and to the extent that, such adjustment has the effect of increasing such non-U.S. holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). See “— Non-U.S. Holders — Dividends on Common Stock or A-1 Preferred Stock” above for the U.S. federal income tax treatment of constructive distributions under Section 305 of the Code.

Sale, Exchange or Other Disposition of Warrants, Common Stock and A-1 Preferred Stock

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income tax (including withholding tax) on gain realized on the sale, exchange or other disposition of our warrants, Common Stock or A-1 Preferred Stock unless:

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange or disposition, and certain other conditions are met;
•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or
•	we are or have been a “United States real property holding corporation”, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year testing period ending on the date of such disposition and the non-U.S. holder’s holding period of our Common Stock, and certain other conditions are met.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). For this purpose, real property interests include land, improvements and associated personal property. We believe that we are not currently a USRPHC for this purpose. If we were a USRPHC during the applicable testing period, non-U.S. holders owning (directly or indirectly) more than 5% of our Common Stock generally would be subject to U.S. federal income tax on the gain realized on the sale, exchange or disposition of our Common Stock, which would be treated as income effectively connected with a U.S. trade or business (and taxable as discussed above). Even if we were a USRPHC during the testing period, U.S. federal income tax would not apply to gain realized on the sale, exchange or disposition of our Common Stock by a non-U.S. holder that owns (directly or indirectly) 5% or less of our Common Stock so long as our Common Stock is “regularly traded on an established securities market” within the meaning of the applicable U.S. Treasury regulations. Similarly, U.S. federal income tax would not apply to gain realized on the sale, exchange or disposition of our warrants or A-1 Preferred Stock by a non-U.S. holder unless on the date a non-U.S. holder acquires such warrants or A-1 Preferred Stock, such instruments have a fair market value greater than 5% of the fair market value of our Common Stock, assuming the Common Stock is regularly traded on an established securities market. For this purpose, if a non-U.S. holder subsequently acquires additional warrants or A-1 Preferred Stock, then all of such non-U.S. holder’s warrants or A-1 Preferred Stock will be aggregated and valued as of the date of the subsequent acquisition to apply the

5% limitation. Prospective investors should be aware that no assurance can be provided that our Common Stock will be so regularly traded when a non-U.S. holder sells our warrants, Common Stock or A-1 Preferred Stock.

Information Reporting and Backup Withholding

Dividends (constructive or actual) on our Common Stock and A-1 Preferred Stock and proceeds from the sale, exchange or other disposition of our warrants, Common Stock or A-1 Preferred Stock are potentially subject to backup withholding at the applicable rate. In general, backup withholding will not apply to dividends on our Common Stock or A-1 Preferred Stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if such holder has provided the required certification that it is a non-U.S. holder, such as by providing an IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (or appropriate substitute or successor form) and neither we nor our paying agent has actual knowledge (or reason to know) that such holder is a U.S. holder that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is furnished on a timely basis to the IRS.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (generally referred to as “FATCA”), when applicable, will impose a U.S. federal withholding tax of 30% on certain payments to “foreign financial institutions” (which are broadly defined for this purpose and generally includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of certain interests in or accounts with those entities) have been satisfied. Payments subject to withholding tax under FATCA include dividends on common stock of U.S. corporations (such as our Common Stock) and gross proceeds from sales or redemptions of such Common Stock (beginning in 2019). Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of amounts withheld. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the potential application and impact of these requirements based upon their particular circumstances.

U.S. Federal Estate Tax

Warrants, Common Stock or A-1 Preferred Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

We have entered into an underwriting agreement dated            , 2015, among Ladenburg Thalmann & Co. Inc., as the representative of the underwriters (the “representative”) named below and the sole book-running manager of this offering, and the other underwriters set forth below. The underwriting agreement provides for the purchase of a specific number of Class A Units and Class B Units. Each Class A Unit consists of one share of Common Stock (based upon an assumed offering price per share of $0.76, which was the last reported sale price of our Common Stock on December 9, 2015) and a warrant to purchase one share of our Common Stock. Each Class B Unit consists of one share of A-1 Preferred Stock, par value $0.01 per share, convertible into 1,315.800 shares of Common Stock (based upon an assumed conversion price per share of $0.76, which was the last reported sale price of our Common Stock on December 9, 2015) and warrants to purchase 1,315.800 shares of our Common Stock. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering prices less the underwriting discounts set forth on the cover page of this prospectus, the number of our securities set forth opposite their respective names below.

Underwriter	Class A Units	Class B Units
Ladenburg Thalmann & Co. Inc.

Total	2,960,530	4,750

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is part. The securities we are offering are being offered by the underwriters subject to certain conditions specified in the underwriting agreement.

We have been advised by the underwriters that they propose to offer the units directly to the public at the applicable public offering price set forth on the cover page of this prospectus. Any units sold by the underwriters to securities dealers will be sold at the applicable public offering price less a selling concession not in excess of $     per unit.

The underwriting agreement provides that the underwriters’ obligation to purchase the securities we are offering is subject to conditions contained in the underwriting agreement. Subject to the satisfaction or waiver by the representative of such conditions, the underwriters are obligated to purchase and pay for all of the units offered by this prospectus.

No action has been taken by us or the underwriters that would permit a public offering of the units, or the Common Stock,
A-1 Preferred Stock and warrants to purchase Common Stock included in the units, or the Common Stock underlying the warrants and the A-1 Preferred Stock in any jurisdiction outside the United States where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the units, the Common Stock, A-1 Preferred Stock and warrants to purchase Common Stock, or the Common Stock underlying the warrants and the A-1 Preferred Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of units, the Common Stock, A-1 Preferred Stock and warrants to purchase Common Stock, or the Common Stock underlying the warrants and the A-1 Preferred Stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the units, the Common Stock, A-1 Preferred Stock and warrants to purchase Common Stock, or the Common Stock underlying the warrants and the A-1 Preferred Stock in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount and commission to be paid to the underwriters by us.

	Per Class A Unit	Per Class B Unit	Total
Public offering price	$	$	$
Underwriting discount(1)(2)	$	$	$
Proceeds, before expenses, to Ceres	$	$	$

(1)	We have also agreed to issue warrants to the representative and to reimburse the representative for certain expenses.
(2)	We have granted a 45 day option to the underwriters to purchase up to an additional 1,381,587 shares of Common Stock and/or warrants exercisable for up to an additional 1,381,587 shares of Common Stock (up to 15% of the shares plus the number of shares of Common Stock issuable upon conversion of shares of A-1 Preferred Stock and up to 15% of the warrants firmly committed in this offering) solely to cover over-allotments, if any.

We estimate the total expenses payable by us for this offering to be approximately $    , which amount includes (i) the underwriting discount of $     ($     if the underwriters’ over-allotment option is exercised in full), (ii) reimbursement of the accountable expenses of the representative up to $100,000 ($25,000 of which has been paid in advance, subject to FINRA Rule 5110(f)(2)(C)), including the legal fees of the representative being paid by us, and (iii) other estimated expenses of approximately $     which includes legal, accounting, printing costs and various fees associated with the registration and listing of our shares.

We have also agreed, subject to certain conditions, to give the representative a ten month right of first refusal from September 1, 2015 to act as a co-lead underwriter or co-lead placement agent in any private or public offering of our securities following the closing date of this offering. In addition, we will pay the representative a fee equal to the underwriting discount percentage in this offering (including the compensation warrants issuable to the representative) in the event that any investor contacted by the representative in connection with this offering (other than certain insider investors) purchases securities from us at any time between the closing and July 13, 2016. However, such fee shall not be duplicated if the representative is also receiving a placement agent fee or underwriting discount in such transaction.

Representative’s Warrants

In addition to the underwriting discount to be paid by us, we have agreed to issue to the representative or its designees warrants to purchase the number of shares of our Common Stock that is equivalent to 2.0% of the number of shares of Common Stock sold in this offering (not including any shares of Common Stock purchased by certain insider investors and including the number of shares of Common Stock issuable upon conversion of shares of A-1 Preferred Stock but excluding any shares of Common Stock underlying the warrants issued in this offering and any shares of Common Stock issued upon any exercise of the underwriters’ over-allotment option), at an exercise price equal to 150% of the per share equivalent paid by the investors in this offering. The representative’s warrants will have a term of exercise expiring five years from the effective date of the registration statement of which this prospectus is a part. Pursuant to FINRA Rule 5110(g), the representative’s warrants and any shares issued upon exercise of the compensation warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering, except the transfer of any security:

•	by operation of law or by reason of reorganization of our company;
•	to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period;
•	if the aggregate amount of securities of our company held by the holder of the compensation warrants or related persons do not exceed 1% of the securities being offered;

•	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or
•	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

The representative’s warrants are exercisable for cash or on a cashless basis. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of Common Stock at a price below the warrant exercise price.

Over-allotment Option

We have granted to the underwriters an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an additional 1,381,587 shares of Common Stock and/or warrants exercisable for up to an additional 1,381,587 shares of Common Stock (up to 15% of the shares plus the number of shares of Common Stock issuable upon conversion of shares of A-1 Preferred Stock and up to 15% of the warrants firmly committed in this offering) at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any additional shares of Common Stock and/or warrants are purchased pursuant to the over-allotment option, the underwriters will offer these shares of Common Stock and/or warrants on the same terms as those on which the other units are being offered hereby. The over-allotment option may be used to purchase shares of Common Stock, or warrants, or any combination thereof, as determined by the representative.

Determination of Offering Price

Our stock is currently traded on the NASDAQ Capital Market under the symbol “CERE.” On December 9, 2015, the closing price of our Common Stock was $0.76 per share. We do not intend to apply for listing of the A-1 Preferred Stock or warrants on any securities exchange or other trading system.

The public offering price of the units offered by this prospectus has been determined by negotiation between us and the underwriters. Among the factors considered in determining the public offering price of the shares were:

•	our history and our prospects;
•	the industry in which we operate;
•	our past and present operating results;
•	the previous experience of our executive officers; and
•	the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units can be resold at or above the public offering price.

Lock-up Agreements

Pursuant to certain “lock-up” agreements, our executive officers, directors and certain stockholders have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares, whether currently owned or subsequently acquired, without the prior written consent of the representative, for a period of 90 days from the date of effectiveness of the registration statement of which this prospectus is a part. Pursuant to the underwriting agreement, we and our subsidiaries have agreed, subject to certain exceptions, not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or Common Stock equivalents for a period of 90 trading days from the date of effectiveness of the registration statement of which this prospectus is a part.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our Common Stock:

•	Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares of Common Stock while this offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares of Common Stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares and/or warrants in the open market.
•	Syndicate covering transactions involve purchases of shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares and/or warrants available for purchase in the open market as compared with the price at which they may purchase shares and/or warrants through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our Common Stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Common Stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market making transactions in our Common Stock in accordance with Regulation M during a period before the commencement of offers or sales of shares of our Common Stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transactions, once commenced, will not be discontinued without notice.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

Other Relationships

The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Other than compensation paid to the representative in connection with our offerings of Common Stock and warrants, which closed on July 30, 2015 and August 26, 2015, respectively, we have not paid the representative any compensation in the 180 days prior to the date of this prospectus supplement, and we have no current arrangements or expectation to pay the representative any compensation (other than in connection with this offering) within the next 90 days.

LEGAL MATTERS

Certain legal matters relating to the issuance of the securities offered by this prospectus will be passed upon for us by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the representative by Ellenoff Grossman & Schole LLP.

EXPERTS

The consolidated financial statements of Ceres, Inc. as of August 31, 2015 and 2014, and for each of the years in the two-year period ended August 31, 2015, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the August 31, 2015 consolidated financial statements contains an explanatory paragraph that states that the Company has incurred recurring losses and expects the current level of cash and cash equivalents will only be sufficient to fund operations until January 2016, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the SEC covering the units we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed as part of the registration statement for copies of the actual contract, agreement or other document.

We file annual, quarterly and other periodic reports, proxy statements and other information with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including this registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our Internet address is www.ceres.net. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission. The information found on our website is not part of this prospectus and investors should not rely on any such information in deciding whether to invest.

CERES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ceres, Inc.:

We have audited the accompanying consolidated balance sheets of Ceres, Inc. and subsidiaries as of August 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the two-year period ended August 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ceres, Inc. and subsidiaries as of August 31, 2015 and 2014 and the results of their operations and their cash flows for each of the years in the two-year period ended August 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has incurred recurring losses and expects that the current level of cash and cash equivalents will only be sufficient to fund operations until January 2016 which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Los Angeles, California
November 23, 2015

CERES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	August 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$8,095	$3,423
Marketable securities	—	24,579
Prepaid expenses	477	633
Accounts receivable	577	370
Inventories	—	84
Assets held for sale	474	—
Other current assets	143	240
Total current assets	9,766	29,329
Property and equipment, net	1,258	2,996
Other assets	98	99
Total long-term assets	1,356	3,095
Total assets	$11,122	$32,424
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$4,402	$4,278
Billings in excess of costs	802	356
Deferred rent	18	18
Current portion of long-term debt	—	70
Total current liabilities	5,222	4,722
Deferred rent	56	75
Common stock warrant liabilities	1,631	—
Long-term debt, net of current portion	—	18
Total liabilities	6,909	4,815
Commitments and contingencies
Stockholders’ equity:
Common Stock, $0.01 par value; 240,000,000 shares authorized; 8,830,700 shares issued and outstanding at August 31, 2015; 6,024,108 shares issued and outstanding at August 31,2014	88	60
Additional paid-in capital	335,424	332,049
Accumulated other comprehensive loss	762	(595)
Accumulated deficit	(332,061)	(303,905)
Total stockholders’ equity	4,213	27,609
Total liabilities and stockholders’ equity	$11,122	$32,424

See accompanying notes to the consolidated financial statements.

CERES, INC.

Consolidated Statements of Operations
(In thousands, except share and per share amounts)

	Year Ended August 31,
	2015	2014
Revenues:
Product sales	$434	$146
Services	2,286	2,258
Total revenues	2,720	2,404
Cost and operating expenses:
Cost of product sales	5,267	3,021
Research and development	9,684	14,156
Selling, general and administrative	15,946	14,484
Total cost and operating expenses	30,897	31,661
Loss from operations	(28,177)	(29,257)
Interest expense	(30)	(68)
Interest income	28	5
Other income	24	—
Loss before income taxes	(28,155)	(29,320)
Income tax expense	(1)	(1)
Net loss	$(28,156)	$(29,321)
Basic and diluted net loss per share attributable to common stockholders	$(4.57)	$(6.48)
Weighted average outstanding common shares used for net loss per shares attributable to common stockholders:
Basic and diluted	6,166,006	4,525,746

See accompanying notes to the consolidated financial statements.

CERES, INC.

Consolidated Statements of Comprehensive Loss
(In thousands)

	Year Ended August 31,
	2015	2014
Net loss	$(28,156)	$(29,321)
Other comprehensive income (loss):
Foreign currency translation adjustments	1,346	100
Net unrealized gain (loss) on marketable securities	11	1
Total comprehensive loss	$(26,799)	$(29,220)

See accompanying notes to the consolidated financial statements.

CERES, INC.

Consolidated Statements of Stockholders’ Equity
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Number of Shares	Amount
Balance at August 31, 2013	3,112,147	30	308,256	(696)	(274,584)	33,006
Common stock issued upon offering, net of costs	2,875,000	29	20,722	—	—	20,751
Restricted stock issued	43,320	1	3	—	—	4
Restricted stock cancelled	(6,359)	—	—	—	—	—
Stock compensation expense	—	—	3,068	—	—	3,068
Net loss	—	—	—	—	(29,321)	(29,321)
Foreign currency translation adjustment	—	—	—	100	—	100
Unrealized gain on marketable securities	—	—	—	1	—	1
Balance at August 31, 2014	6,024,108	$60	$332,049	$(595)	$(303,905)	$27,609
Common stock issued upon offering, net of costs	2,798,478	28	1,110	—	—	1,138
Restricted stock issued	9,125	—	—	—	—	—
Restricted stock cancelled	(1,011)	—	—	—	—	—
Stock compensation expense	—	—	2,265	—	—	2,265
Net loss	—	—	—	—	(28,156)	(28,156)
Foreign currency translation adjustment	—	—	—	1,346	—	1,346
Unrealized gain on marketable securities	—	—	—	11	—	11
Balance at August 31, 2015	8,830,700	$88	$335,424	$762	$(332,061)	$4,213

See accompanying notes to the consolidated financial statements.

CERES, INC.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended August 31,
	2015	2014
Cash flows from operating activities:
Net loss	$(28,156)	$(29,321)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of common stock warrants	(24)	—
Impairment of assets	502	—
Net (loss) gain on disposal of assets	(39)	385
Depreciation and amortization	657	1,517
Amortization of premiums on marketable securities	142	288
Stock compensation	2,265	3,068
Other	52	152
Changes in operating assets and liabilities:
Prepaid expenses	122	113
Accounts receivable	(208)	589
Inventories	65	(61)
Other assets	85	(21)
Accounts payables and accrued expenses	892	390
Billings in excess of costs	446	356
Deferred rent	(18)	(18)
Net cash used in operating activities	(23,217)	(22,563)
Cash flows from investing activities:
Purchases of property and equipment	(387)	(1,014)
Proceeds from sale of property and equipment	60	810
Purchase of marketable securities (at cost)	(720)	(33,085)
Maturities of marketable securities	25,116	29,700
Net cash provided by (used in) investing activities	24,069	(3,589)
Cash flows from financing activities:
Principal payments on debt	(69)	(159)
Proceeds from issuance of common stock and common stock warrants, net of underwriters discounts and commissions and offering expenses	2,794	20,751
Net cash provided by financing activities	2,725	20,592
Effect of foreign currency translation on cash	1,095	102
Net increase (decrease) in cash and cash equivalents	4,672	(5,458)
Cash and cash equivalents at beginning of period	3,423	8,881
Cash and cash equivalents at end of period	$8,095	$3,423
Supplemental cash flow information:
Interest paid during the year	$30	$46
Income taxes paid during the year	$1	$1

See accompanying notes to the consolidated financial statements.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies

Description of Business

Ceres, Inc. (Company) is an agricultural biotechnology company that develops and markets seeds and traits to produce crops for feed, forages, sugar and other markets. The Company uses a combination of advanced plant breeding, biotechnology and bioinformatics to develop seed products and biotechnology traits to address many of the current limitations and future challenges facing agriculture. These technology platforms, which can increase crop productivity, improve quality, reduce crop inputs and improve cultivation on marginal land, have broad application across multiple end markets, including food, feed, fiber and fuel.

In January 2010, the Company formed a subsidiary, Ceres Sementes do Brasil Ltda. The Company’s ownership in this subsidiary is 99.9% and the Company’s Chief Executive Officer owns the remaining interest. In May 2014, the Company formed a wholly owned subsidiary, Ceres Agrotechnologies Intl LLC. In May 2014, the Company also formed a subsidiary, CS Semillas de Mexico, S.de L. de C.V. The Company’s ownership in this subsidiary is 99.9% and Ceres Agrotechnologies Intl LLC owns the remaining interest.

On March 10, 2014, the Company completed a registered public offering of 23,000,000 shares of its common stock (including 3,000,000 shares purchased by the underwriter upon the exercise in full of their right to purchase up to an additional 3,000,000 shares to cover over-allotments) at a price to the public of $1.00 per share. The Company received approximately $20,800 of proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses.

On April 8, 2015, the Company filed an amendment to its amended and restated certificate of incorporation which effected a 1 for 8 reverse stock split of the Company’s issued and outstanding shares of common stock. The par value of the common stock was not adjusted as a result of the reverse stock split. All issued and outstanding shares of common stock, warrants, and stock options and per share amounts contained in the Company’s consolidated financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

On July 30, 2015, the Company completed a registered public offering of an aggregate of 1,200,000 shares of Common Stock, par value $0.01 per share, of the Company, at an offering price of $1.296 per share for estimated net proceeds of approximately $1.0 million, after deducting the placement agent fee and related offering expenses. In connection with the offering, the Company issued warrants exercisable for one share of Common Stock for each share purchased at an exercise price of $1.62 per share. The Company also issued warrants to purchase an aggregate of 24,000 shares of Common Stock at an exercise price of $1.944 per share to the placement agent as part of the placement agent’s compensation.

On August 26, 2015, the Company completed a registered public offering of an aggregate of 1,598,478 shares of Common Stock, par value $0.01 per share, of the Company, at an offering price of $1.22 per share for estimated net proceeds, together with the concurrent private placement, of approximately $1.7 million, after deducting the placement agent fee and related offering expenses. In connection with the offering, the Company issued warrants exercisable for 0.75 shares of Common Stock, for an aggregate of 1,198,859 shares of Common Stock at an exercise price of $1.22 per share. The Company also issued warrants to purchase an aggregate of 31,970 shares of Common Stock at an exercise price of $1.83 per share to the placement agent as part of the agent’s compensation.

Liquidity

The Company has incurred substantial net losses from operations since its inception, including net losses of $28,156 and $29,321 for the years ended August 31, 2015 and 2014, respectively. As of August 31, 2015 the Company had an accumulated deficit of $332,061.

As of August 31, 2015, the Company had cash and cash equivalents of $8,095. Management believes this will only be sufficient to fund operations until January 2016. The Company needs to raise additional capital to

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

continue beyond this point. The Company is evaluating opportunities to secure additional financing, including the issuance of equity or debt, sale or divesture of business units, and additional revenues from grants or collaborations. However there are no assurances that such opportunities will be available or available on terms that are acceptable to the Company. If the Company is unable to raise additional funds, the Company will not have adequate liquidity to fund its operations and will be forced to significantly curtail or cease its operations. This raises substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared under the assumption that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

The Company has incurred recurring losses and expects to incur additional losses related to the continued development of its business, including research and development, seed production and operations, and sales and marketing. There is no assurance that the Company will achieve profitable operations, or if achieved, can be sustained on a continued basis.

Restructuring

On October 11, 2013, the Company commenced the implementation of a plan (Plan) intended to further align expenditures with the Company’s near-term commercial opportunity in Brazil, shift Northern Hemisphere sorghum breeding activities from College Station, Texas to a more appropriate location, de-emphasize research and development for U.S. cellulosic feedstocks, reduce costs and conserve cash. The actions taken under the Plan, which included, among others, a workforce reduction that impacted 16 positions in the U.S, were completed at August 31, 2014. During 2014, the Company incurred total charges of approximately $1,600 with respect to the U.S. workforce reductions, including $900 of one-time severance expenses, $400 for continuation of salary and benefits of certain employees until their work was completed and $300 of other costs. Of the $1,600 of cash payments made during the nine months ending May 31, 2014, $1,000, $500 and $100 was recorded to research and development expenses, cost of sales and general and administrative expenses, respectively.

On June 19, 2015, the Company announced the continued realignment of its business to focus on food and forage opportunities and biotechnology traits for sugarcane and other crops. As part of the realignment, the Company undertook a restructuring of its Brazilian seed operations. The restructuring of the Company’s Brazilian seed operations, includes, among other actions, a workforce reduction that initially impacted 14 positions in Brazil primarily related to administration, operations and manufacturing as well as 2 support positions in the United States. The Company estimated that it would incur charges of approximately $600 over the five-month period ending in October 2015 with respect to the initial workforce reductions in Brazil and the U.S., including $100 in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated, and $500 of one-time severance and other costs, all of which will be cash expenditures. During the year ended August 31, 2015, the Company made cash payments of approximately $500 related to these expenses. The remaining cash payments of approximately $100 are expected to be made prior to the quarter ended November 30, 2015, and are accrued in accounts payable and accrued expenses as of August 31, 2015.

As of August 19, 2015, the Company initiated a further workforce reduction that impacted an additional 19 positions in Brazil. The Company estimated that it would incur additional charges of approximately $800 over the four-month period ending on December 31, 2015 with respect to the additional workforce reductions in Brazil, including $100 in continuation of salary and benefits of certain employees until their work is completed and their positions are eliminated, and $700 of one-time severance and other costs, all of which will be cash expenditures. The restructuring of the Company’s Brazilian seed operations is expected to be substantially completed by February 1, 2016. After full implementation of the restructuring plan, the Brazilian operations will be focused on sugarcane trait development activities for the Brazilian sugarcane market. During the year ended August 31, 2015, the Company made cash payments of approximately $200 related to

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

these expenses. The remaining cash payments of approximately $600 are expected to be made prior to December 31, 2015, and are accrued in accounts payable and accrued expenses as of August 31, 2015.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP) and with the Rules and Regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. This affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of assets held for sale, inventory, deferred tax assets, common stock, stock options, and liability classified warrants. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents. Cash equivalents totaled $3,792 and $2,174 at August 31, 2015 and 2014, respectively.

Marketable Securities

Marketable securities are classified as available for sale and are recorded at fair value, with the unrealized gains and losses, if any, net of taxes, reported as a component of shareholders’ equity until realized or until a determination is made that an other-than-temporary decline in market value has occurred.

In determining whether an other-than-temporary impairment exists for debt securities, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Management has determined that there has been no other-than-temporary impairment of its marketable securities.

The cost of marketable securities sold is based upon the specific identification method and any realized gains or losses on the sale of investments are reflected as a component of interest income or expense. There were no sales of marketable securities during the years ended August 31, 2015 and 2014.

The Company classifies marketable securities as current or non-current based upon whether such assets are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.

Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, accounts receivables, accounts payable, and accrued expenses approximate their fair value due to the short-term nature of these instruments. At each period end, the fair value of the long-term debt approximated carrying value based on interest rates currently available to the Company.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels that are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 inputs are unobservable inputs for the asset or liability.

The following tables present the Company’s financial assets that were measured at fair value on a recurring basis as of August 31, 2015 and 2014 by level within the fair value hierarchy:

	August 31, 2015
	Level 1	Level 2	Level 3	Total
Financial Assets
Money market funds	$3,732	$—	$—	$3,732
Certificates of deposit – available for sale	—	60	—	60
Total	$3,732	$60	$—	$3,792

All of the money market funds and certificates of deposit are included in cash and cash equivalents on the consolidated balance sheets.

	August 31, 2014
	Level 1	Level 2	Level 3	Total
Financial Assets
Money market funds	$2,114	$—	$—	$2,114
Certificates of deposit – available for sale	—	4,240	—	4,240
Commercial paper – available for sale	—	5,249	—	5,249
Corporate bonds – available for sale	—	15,150	—	15,150
Total	$2,114	$24,639	$—	$26,753

All of the money market funds and $60 of the certificates of deposit are included in cash and cash equivalents on the consolidated balance sheets.

Financial Liabilities

Certain common stock warrants have been classified as liabilities due to some features which could enable the holder to receive cash. The Company utilized an option pricing valuation model to determine the fair value of its outstanding common stock warrant liabilities. The inputs to the model included fair value of the stock related to the warrant, exercise price of the warrant, expected term, expected volatility, risk-free interest rate and dividend yield. As several significant inputs were not observable, the overall fair value measurement of the common stock warrants were classified as Level 3. The fair value of the Company’s common stock warrant liabilities were $1,631 at August 31, 2015. There were no common stock warrant liabilities outstanding at August 31, 2014.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

The fair value of the common stock warrant liabilities at August 31, 2015 was estimated using the following weighted-average assumptions:

Year Ended August 31, 2015
Expected term (in years)	4.91 – 5.49
Expected volatility	69.80%
Risk free interest rate	1.54%
Expected dividend yield	0%

Accounts Receivable

Accounts receivable represents amounts owed to the Company from product sales and collaborative research and government grants. The Company had no amounts reserved for doubtful accounts at August 31, 2015 and 2014 as the Company expected full collection of the accounts receivable balances.

Customers representing greater than 10% of accounts receivable were as follows (in percentages):

	As of August 31,
Customers	2015	2014
Customer B	23.7	59.5
Customer E	18.9	25.9
Customer F	38.2		**
Customer G	16.1		**

**	No balance

Customers representing greater than 10% of revenues were as follows (in percentages):

	Year Ended August 31,
Customers	2015		2014
Customer A		**	17.5
Customer B	33.5		41.9
Customer E	12.2		16.5
Customer F	13.1		11.6
Customer I	11.9			**

**	No revenue

Inventories and Inventory Valuation

At August 31, 2015, inventory was fully reserved. At August 31, 2014, seed inventory consisted of work-in-process and finished goods for costs related to the Company’s sorghum seeds in Brazil. When inventory costs exceed expected market value due to obsolescence or lack of demand, inventory write-downs are recorded for the difference between the cost and the market value in the period based on the Company’s evaluation of such inventory.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the shorter of the estimated useful lives or the remaining life of the lease. Depreciation periods for the Company’s property and equipment are as follows:

Automobiles and trucks	3 – 5 years
Office, laboratory, farm and warehouse equipment and furniture	3 – 5 years
Leasehold improvements	3 – 10 years
Buildings	14 – 39 years

Assets Held for Sale

The Company reclassifies long-lived assets to Assets Held for Sale when all required criteria for such reclassification are met. The assets are recorded at the lower of the carrying value or fair value less costs to sell. Assets held for sale must meet the following conditions: (1) management, having authority to approve the action, commits to a plan to sell the asset, (2) the asset is available for immediate sale in its present condition, (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated, (4) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, (5) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In connection with an agreement the Company entered into on March 31, 2014 to sell its facility and certain equipment located in College Station, Texas, a determination was made that the assets met the criteria to be classified as held for sale and the fair value for the related assets was in excess of their carrying amount. Accordingly, the Company recorded a charge of $464 to Research and development expense for the difference between the net carrying amount of these assets of $1,152 and the net cash proceeds of $688. On June 2, 2014, the Company completed the sale of this facility and equipment for net cash proceeds of $688.

In connection with the announcement by the Company on June 19, 2015, to restructure its Brazilian seed operations, a determination was made that the fixed assets in Brazil met the criteria to be classified as held for sale and the carrying amount of those assets was in excess of their fair value. Accordingly, the Company recorded a charge of $395 to cost of product sales, research and development and general and administrative expense for the difference between the net carrying value of these assets of $869 and estimated net cash proceeds of $474. Fair value of the assets held for sale was determined using an appraisal for certain assets and resale information available for certain assets.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that an impairment indicator has occurred, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees using a fair value method under ASC Topic 718, Compensation — Stock Compensation, which requires the recognition of compensation expense for costs related to all stock-based payments including stock options and restricted stock awards.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

The fair value method requires the Company to estimate the fair value of stock-based payment awards on the date of grant using an option pricing model. The Company uses an option pricing model to estimate the fair value of stock options granted that are expensed on a straight-line basis over the vesting period. The Company accounts for stock options issued to non-employees based on the estimated fair value of the awards using the option pricing model. The measurement of stock-based compensation to non-employees is subject to periodic adjustments as the underlying equity instruments vest, and the resulting change in value, if any, is recognized in the Company’s consolidated statements of operations during the period the related services are rendered.

The Company accounts for restricted stock awards based on the quoted market price of the Company’s common stock on the date of grant that are expensed on a straight-line basis over the vesting period.

Revenue Recognition

Revenues are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) transfer of product or technology has been completed or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. To date, the Company’s primary source of revenues has been derived from collaborative research agreements and government grants and to a lesser extent, product sales.

Product Sales

Product sales are derived from seed and biomass sales, and trait fees. Product sales are recognized, net of discounts and allowances, once passage of title and risk of loss have occurred and contractually specified acceptance criteria have been met, provided all other revenue recognition criteria have also been met.

Collaborative Research and Government Grants

From time to time, the Company has entered into research and development collaboration agreements with third parties, including a large agriculture supplier, a consumer goods conglomerate and several biofuel producers. In addition, the Company has received grants from government agencies such as the Department of Energy (DOE) and the United States Department of Agriculture (USDA). The research and development collaboration agreements typically provide the Company with multiple revenue streams, which may include up-front, non-refundable fees for licensing certain of the Company’s technologies, government grants and fees for research and development activities, and contingent milestone payments based upon achievement of contractual criteria.

•	Technology License Fees — For collaboration agreements in which the Company has continuing involvement, license fees are recognized on a straight-line basis over the term of the arrangement. Licensing fees are non-refundable and not subject to future performance.
•	Government Grants — The Company receives payments from government entities in the form of government grants. Government grants generally provide the Company with cost reimbursement for certain types of expenditures in return for research and development activities over a contractually defined period, as well an allocated portion of overhead expenses. Revenues from government grants are recognized in the period during which the related costs are incurred, provided substantially all the conditions under which the government grants were provided have been met and the Company has only perfunctory obligations outstanding.
•	Research and Development Fees — Generally, fees for research and development activities are recognized as the services are performed over the performance period, as specified in the respective agreements. Certain of the Company’s collaboration agreements require the Company to deliver research data by specific dates and that the collective program plan will result in reaching specific crop characteristics by certain dates. For such arrangements, the Company recognizes revenues either

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

on a straight-line basis over the term of the arrangement or based on the approximate percentage of completion of services under the agreement, but the revenue recognized cannot exceed payments received by the Company to date under the agreement. The research and development period is estimated at the inception of each agreement and is periodically evaluated.
•	Milestone Fees — Fees that are contingent based on achievement of substantive performance milestones at inception of the agreement are recognized based on the achievement of the milestone, as defined in the respective agreements.

The Company has earned research funding revenues from several agreements with the DOE, the USDA, USAID and several leading biofuel producers whereby the Company performed research activities and received revenues that partially reimbursed its expenses incurred. Under such grants and agreements, the Company retained a proprietary interest in the products and technology it developed. These expense reimbursements primarily consisted of direct expense sharing arrangements. The Company recorded revenue related to these grants and collaboration agreements of approximately $1,630 and $1,980 in 2015 and 2014, respectively.

Software and Services

During the years ended August 31, 2015 and 2014, the Company provided services related to software arrangements that involve (1) significant production, modification or customization and (2) post contract customer support (PCS). The customer has the option, annually, to extend the arrangement or elect to receive only maintenance. The Company does not have vendor specific objective evidence (VSOE) related to these components. In addition, there are substantive acceptance provisions related to the production, modification or customization. The company applies the completed contract method to the arrangement. However, only costs related to the production, modification or customization are deferred. Revenue is recognized upon acceptance of the production, modification or customization as that is later that the expiration of the annual PCS period. Revenue related to these arrangements was $656 and $278 million in 2015 and 2014.

The Company also had an arrangement that included a license, installation services and PCS. As the Company does not have VSOE for the elements, the Company has billings in excess of cash until PCS is the only undelivered element and will recognize revenue over the remaining PCS period. There was no revenue related to these arrangements during 2015 and 2014.

Billings in Excess of Costs

The Company recognizes billings in excess of costs to the extent that cash received under the software and service arrangements are in excess of the revenues recognized related to the arrangements since the work under the arrangements have not yet been performed, or the work has not been fully completed at the balance sheet date.

Research and Development

Research and development expenses principally consist of personnel costs related to the Company’s research and development staff as well as depreciation of research and development assets. Research and development expenses also include costs incurred for laboratory supplies, reimbursable costs associated with government grants and collaborative agreements, third-party contract payments, consultants, facility and related overhead costs.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

The Company accounts for unrecognized tax benefits also in accordance with ASC 740, Income Taxes, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution to any related appeals or litigation, based solely on the technical merits of the position. The Company has no accrual for interest or penalties related to uncertain tax positions at August 31, 2015 and 2014, and did not recognize interest or penalties in the Statements of Operations during the years ended August 31, 2015 and 2014.

The major jurisdictions in which the Company files income tax returns include the federal and state jurisdictions within the United States and Brazil, where it has a subsidiary. The tax years after 2009 remain open to examination by federal and state taxing jurisdictions and the tax years after 2011 remain open to examination by foreign jurisdictions. However, the Company has NOLs beginning in 1998 which would cause the statute of limitations to remain open for the year in which the NOL was incurred.

Foreign Currency Translation

The Brazilian real is the functional currency of the Company’s subsidiary in Brazil and the Mexican Peso is the functional currency of the Company’s subsidiary in Mexico. Accordingly, assets and liabilities of those operations are translated into United States dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into United States dollars using historical rates. Revenues and expenses are translated at the weighted average rate of exchange during the reporting period. Gains and losses from foreign currency translation adjustments are represented as a component of accumulated other comprehensive loss.

Accumulated Other Comprehensive Loss

The Company’s unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments represents the components of comprehensive loss and have been disclosed in the consolidated statements of stockholders’ equity.

The following summarizes the changes in the balances of each component of accumulated comprehensive income (loss) during the years presented:

	Foreign Currency Translation	Unrealized Gains (Losses) on Securities	Accumulated Other Comprehensive Loss
Balance at August 31, 2013	$(684)	$(12)	$(696)
Comprehensive gain	100	1	101
Balance at August 31, 2014	(584)	(11)	(595)
Comprehensive gain	1,346	11	1,357
Balance at August 31, 2015	$762	$—	$762

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

Basic and Diluted Net Loss Per Share

Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding, to the extent they are dilutive. Potential common shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method), and the weighted average conversion of the convertible preferred stock into shares of common stock (using the if-converted method). Dilutive net loss per share is the same as basic net loss per share for all periods presented because the effects of potentially dilutive items were anti-dilutive.

The following potentially dilutive, common share equivalents were excluded from the calculation of diluted net loss per common share because their effect was anti-dilutive for each of the periods presented:

	Year Ended August 31,
	2015	2014
Options to purchase common stock	409,763	396,504
Warrants to purchase common stock	2,775,083	320,255
Total	3,184,846	716,759

Segment information

Management has determined that it has one business activity and operates in one segment as it only reports financial information on an aggregate and consolidated basis to its Chief Executive Officer, who is the Company’s chief operating decision maker.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when: (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction, and (2) the entity intends to use the deferred tax asset for that purpose. ASU 2013-11 changes existing presentation requirements but does not require new recurring disclosures and is effective for fiscal years, and the interim periods within those years, beginning after December 15, 2013. The Company does not anticipate that the adoption of this ASU will materially change the presentation of its consolidated financial statements.

In May 2014, the Financial Accounting Standards Board issued the Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (Topic 606) . ASU 2014-09 replaces the majority of all U.S. GAAP guidance that currently exists on revenue recognition with a single model to be applied to all contracts with customers. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

For a public entity, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is not permitted. An entity must apply ASU 2014-09 using either the full retrospective approach, by restating all years presented, or the cumulative effect at the date of adoption approach. We are currently assessing the impact that these changes will have on our consolidated financial statements and therefore are unable to quantify such impact or determine the method of adoption.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(1) Summary of Significant Accounting Policies  – (continued)

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern Sub-topic 205-40. The new guidance addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This ASU is effective for interim and annual periods beginning on or after December 15, 2016, and early adoption is permitted. The Company does not expect the adoption of this guidance to have a material impact on its financial position or results of operations.

(2) Marketable Securities

At August 31, 2015, there were no marketable securities.

At August 31, 2014, marketable securities classified as available for sale consisted of the following:

	August 31, 2014
Available for sale securities	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Certificates of Deposit	$4,244	$—	$(4)	$4,240
Commercial Paper	5,249	—	—	5,249
Corporate Bonds	15,157	—	(7)	15,150
Total	$24,650	$—	$(11)	$24,639

At August 31, 2014, $60 of the certificates of deposit and $1,199 of the commercial paper, respectively, is included in the cash and cash equivalents on the consolidated balance sheet.

There were no marketable securities classified as held-to maturity as of August 31, 2015 and 2014, respectively.

All marketable securities at August 31, 2014 are due to mature in one year or less.

(3) Inventories

At August 31, 2015, inventory was fully reserved. Inventories at August 31, 2014 consisted of the following:

August 31, 2014
Work in process	$20
Seed inventory	64
Total inventories	$84

(4) Property and Equipment

Property and equipment are summarized as follows:

	As of August 31,
	2015	2014
Land	$43	$43
Automobiles and trucks	44	1,113
Buildings	1,215	1,215
Office, laboratory, farm and warehouse equipment and furniture	10,863	12,718
Leasehold improvements	5,659	5,659
	17,824	20,748
Less accumulated depreciation and amortization	(16,566)	(17,752)
Property and equipment, net	$1,258	$2,996

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(5) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	As of August 31,
	2015	2014
Accounts payable	$2,000	$1,406
Accrued payroll and related expenses	1,581	2,303
Research and development contracts	283	123
Taxes	395	—
Other	143	446
	$4,402	$4,278

(6) Long-Term Debt

There were no long-term debt obligations as of August 31, 2015. Long-term debt as of August 31, 2014 is summarized as follows:

As of August 31, 2014
Capital Leases	$88
Less current portion	(70)
$18

(7) Stock-Based Compensation

Equity Plans

The Company has established three equity plans: the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan (2000 Plan), the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan (2010 Plan) and the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan (2011 Plan, and collectively with the 2000 Plan and the 2010 Plan, the Equity Plans). The Equity Plans provide for grants of Incentive Stock Options (ISOs) to employees and Nonqualified Stock Options (NSOs), stock and restricted stock to employees, directors, and consultants. In addition, the 2011 Plan provides for the grant of other equity based awards such as restricted stock units, stock appreciation rights and deferred stock to employees, directors and consultants. The option term, as determined by the Company’s Board of Directors, may not exceed ten years. Vesting, also determined by the Company’s Board of Directors, generally occurs ratably over four to five years. ISOs and NSOs may be granted at a price per share of not less than the fair market value at the date of grant.

The total number of shares reserved for issuance under the Equity Plans is 844,374. At the Company’s 2013 Annual Meeting of Stockholders, the stockholders approved the amendment and restatement of the Ceres, Inc. 2011 Equity Incentive Plan, which increased the maximum aggregate number of shares that may be issued under the plan by 187,500,000 shares and prohibits the re-pricing of stock options without stockholder approval. As of August 31, 2015, the Company had 135,456 shares available under the 2011 Plan for future grant. The Company does not intend to make further grants under the 2000 Plan or the 2010 Plan.

Stock Option Valuation and Compensation

The Company uses a Black Scholes option pricing model to determine the fair value of stock options. The weighted average grant date fair value of stock option awards was $3.04 and $7.28 per option share for 2015 and 2014, respectively.

The weighted average grant date estimated fair value of the Company’s common stock was $3.76 and $10.24 per share for 2015 and 2014, respectively.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(7) Stock-Based Compensation  – (continued)

The fair value of employee stock options was estimated using the following weighted-average assumptions:

	Year ended August 31,
	2015	2014
Expected term (in years)	5.50 – 6.08	5.50 – 6.08
Expected volatility	79% – 83%	83% – 87%
Risk free interest rate	1.66% – 2.06%	1.62% – 2.04%
Expected dividend yield	0%	0%

Expected Term — Because of limited employee share option exercises, the Company uses a simplified method in which the expected term of an award is presumed to be mid-point between the vesting date and the expiration date of the award. The expected term for all employee option grants is an average of 3.06 years.

Expected Volatility — The Company estimates the volatility of its common stock by using the historical volatility of a group of comparable companies over the option’s expected term. The decision to use historical volatility of comparable companies was based upon the fact there is limited history of trading activity of the Company’s common stock.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected Dividend Yield — The Company does not anticipate paying any cash dividends in the foreseeable future.

Stock-based compensation expense included in operating expenses is as follows:

	Year ended August 31,
	2015	2014
Stock-based compensation costs for employee stock options	$2,270	$3,074
Fair value changes of collaboration warrants	(5)	(6)
Total stock-based compensation costs included in operating expenses	$2,265	$3,068

Stock Option Activity

The following summarizes the stock option transactions under the Equity Plans during the periods presented:

	Shares	Weighted Average Exercise Price
Options outstanding at August 31, 2013	348,830	$59.92
Options granted	98,004	10.16
Options forfeited	(50,330)	67.60
Options outstanding at August 31, 2014	396,504	46.62
Options granted	41,738	3.75
Options forfeited	(28,479)	23.41
Options outstanding at August 31, 2015	409,763	$43.87

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(7) Stock-Based Compensation  – (continued)

The following table summarizes information about stock options outstanding and exercisable at August 31, 2015:

Range of Exercise Price	Number Outstanding	Remaining Contractual Life	Weighted- Average Exercise Price	Number Vested and Exercisable	Remaining Contractual Life	Weighted- Average Exercise Price
$1.96 – $5.06	36,004	9.52	$4.00	187	8.76	$5.06
$7.26 – $15.60	137,803	5.26	$12.24	134,754	5.19	$12.30
$26.24 – $32.40	56,831	3.50	$29.53	50,326	2.95	$29.83
$45.68 – $61.60	103,286	3.67	$54.93	102,719	3.65	$54.91
$96.80 – $137.28	75,839	6.26	$113.77	58,178	6.24	$114.68
	409,763			346,164

No tax benefits were recorded on compensation costs recognized during the years ended August 31, 2015 and 2014. As of August 31, 2015 and 2014, there were $1,159 and $2,993 of total unrecognized compensation cost related to stock options respectively. That cost is expected to be recognized over a weighted average 1.46 years. The Company’s policy is to issue new shares for options exercised.

Restricted Stock Activity

The following summarizes the restricted stock transactions under the Equity Plans for the periods presented:

	Shares	Weighted Average Grant Date Fair Value
Restricted stock outstanding and unvested at August 31, 2013	36,311	$44.40
Restricted stock granted	41,032	$10.48
Restricted stock vested	(32,877)	$16.96
Restricted stock forfeited	(6,648)	$38.00
Restricted stock outstanding and unvested at August 31, 2014	37,818	$32.58
Restricted stock granted	9,125	$4.20
Restricted stock vested	(8,690)	$36.63
Restricted stock forfeited	(1,011)	$12.77
Restricted stock outstanding and unvested at August 31, 2015	37,242	$25.17

As of August 31, 2015, there was $91 of total unrecognized compensation cost related to restricted stock awards. That cost is expected to be recognized over a weighted average of 1.07 years.

Stock Activity

During the fiscal year 2014, the Company granted 2,288 shares of common stock under the 2011 Plan with a fair market value of $7.28 per share. The Company recorded $16.7 of expense related to this stock grant.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(8) Stockholders’ Equity

Common Stock

On March 7, 2014, the Company held its 2014 Annual Meeting of Stockholders (Annual Meeting). At the Annual Meeting, the stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation which decreased the total number of shares of common stock of the Company from 490,000,000 to 240,000,000. Holders of the Company’s common stock are entitled to dividends as and when declared by the Board of Directors, subject to rights and holders of all classes of stock outstanding having priority rights to dividends. There have been no dividends declared to date. Each share of common stock is entitled to one vote.

Preferred Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000,000 shares of preferred stock. The Board of Directors has the authority, without action by the Company’s stockholders, to designate and issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

Common Stock Warrants Financing

Warrants issued in connection with Noble Agreement

In May 2006, the Company entered into a collaboration agreement with The Samuel Roberts Noble Foundation, Inc. (Noble) (Noble Agreement) to establish a research program (see Note (12)). In connection with this collaboration, the Company granted Noble a warrant to purchase 16,667 shares of the Company’s common stock for an exercise price of $240.00 per share. The original terms were as follows: the warrant vests in equal installments of 4,167 shares on May 19, 2009, May 19, 2011, May 19, 2013, and May 19, 2015, respectively, and shall remain exercisable for a period of two years from the respective vesting dates. These warrants were accounted for at fair value and remeasured until vested. The fair value, including the resulting change in value as a result of remeasurement was recognized as research and development expense. The inception to date expense recognized with respect to this warrant totals $624.4 as of August 31, 2015. As of August 31, 2015, all of the 16,667 warrants had vested under this arrangement.

In June 2011, the Company and Noble agreed to modify the warrants issued to Noble as follows: the warrant vests in equal installments of 4,167 shares on May 19, 2013 and May 19, 2015, respectively and shall remain exercisable until the earliest of a period of five years from the respective vesting dates and May 18, 2017.

Warrants issued in connection with TAMU Agreement

In August 2007, the Company entered into a sponsored research and intellectual property rights agreement with The Texas A&M University System (TAMU) to establish a research program (see Note (12)). In connection with this collaboration, the Company granted TAMU a warrant to purchase 8,333 shares of the Company’s common stock for an exercise price of $240.00 per share. The warrant vests based on certain research and commercialization milestones being met and shall remain exercisable until August 28, 2017. This warrant is accounted for at fair value and remeasured until the vesting targets are met. The fair value, including the resulting change in value as a result of remeasurement is being recognized as research and development expense. The inception to date expense recognized with respect to this warrant totals $0 as of August 31, 2015. The fair value of the warrants at August 31, 2015 was $0, using a risk-free rate of 0.74%, expected volatility of 72.1%, expected term of 1.99 years and 0% dividend yield. No warrants had vested under this arrangement as of August 31, 2015.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(8) Stockholders’ Equity  – (continued)

In December 2011, pursuant to an Amended and Restated Intellectual Property Rights Agreement (IP Rights Agreement) (see Note (12)), the Company issued warrants to TAMU to purchase 8,333 shares of common stock at an exercise price of $114.40 per share. The warrants expire on September 24, 2026 and, subject to certain conditions, vest in equal installments on the fifth, tenth and fifteenth anniversary of the IP Rights Agreement. The inception to date expense recognized with respect to this warrant totals $1.8 as of August 31, 2015. The fair value of the warrants at August 31, 2015 was $3.8, using a risk-free rate of 2.21%, expected volatility of 88.9%, expected term of 11.06 years and 0% dividend yield. No warrants had vested under this arrangement as of August 31, 2015.

Warrants issued in connection with March 10, 2014 registered public offering

On March 10, 2014 the Company issued warrants to purchase an aggregate of 60,000 shares of common stock to certain affiliated designees of the underwriter as part of the underwriter’s compensation related to the registered public offering. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on March 4, 2015 and expire on March 4, 2019. The exercise price is $12 per share of common stock. The fair value of these warrants upon issuance was $305 using a risk free rate of 1.64%, expected volatility 84.2%, expected term of 5 years and 0% dividend yield and was treated as an issuance cost of the common stock.

Warrants issued in connection with the July 30, 2015 registered public offering

On July 30, 2015 the Company issued warrants exercisable for one share of Common Stock for each share purchased in the July 30, 2015 offering for an aggregate of 1,200,000 shares of Common Stock at an exercise price of $1.62 per share. The Company estimated the fair value upon issuance of these warrants to be $760.0 based on a risk-free rate of 1.62%, volatility of 69.50%, expected term or 5.5 years and 0% dividend yield. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on January 30, 2016 and expire on January 30, 2021. The fair value of these warrants at August 31, 2015 was $755.6 based on a risk-free rate of 1.54%, volatility of 69.80%, expected term of 5.41 years and 0% dividend yield.

The Company also issued warrants to purchase an aggregate of 24,000 shares of our Common Stock at an exercise price of $1.944 per share to the placement agent as part of the placement agent’s compensation. The Company estimated the fair value upon issuance of these warrants to be $13.3 based on a risk-free rate of 1.62%, volatility of 69.50%, expected term of 5.0 years and 0% dividend yield. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on July 30, 2016 and expire on July 30, 2020. The fair value of these warrants at August 31, 2015 was $13.2 based on a risk-free rate of 1.62%, volatility of 69.80%, expected term of 4.9 years and 0% dividend yield.

Warrants issued in connection with the August 26, 2015 registered public offering

On August 26, 2015, the Company issued warrants exercisable for 0.75 shares of Common Stock for each share purchased in the August 26, 2015 offering for an aggregate of 1,198,859 shares of Common Stock at an exercise price of $1.22 per share. The Company estimated the fair value upon issuance of these warrants to be $863.5 based on a risk-free rate of 1.49%, volatility of 69.80%, expected term of 5.5 years and 0% dividend yield. The warrants are exercisable at any time or from time to time, in whole or in part, beginning on February 26, 2016 and expire on February 26, 2021. The fair value of these warrants at August 31, 2015 was $844.2 based on a risk-free rate of 1.54%, volatility of 69.80%, expected term of 5.5 years and 0% dividend yield.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(8) Stockholders’ Equity  – (continued)

The Company also issued warrants to purchase an aggregate of 31,970 shares of our Common Stock at an exercise price of $1.83 per share to the placement agent as part of the placement agent’s compensation. The Company estimated the fair value upon issuance of these warrant to be $18.7 based on a risk-free rate of 1.49%, volatility of 69.80%, expected term of 5.0 years and 0% dividend yield. The warrants issued to the placement agent are exercisable at any time or from time to time, in whole or in part, beginning on August 26, 2016 and expire on August 26, 2020. The fair value of these warrants at August 31, 2015 was $18.3 based on a risk-free rate of 1.54%, volatility of 69.80%, expected term of 5.0 years and 0% dividend yield.

(9) Income Taxes

Deferred tax benefits associated with deferred tax assets are offset by a corresponding valuation allowance. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

Income tax expense attributable to loss before income taxes consisted of the following:

	Current	Deferred	Total
Year ended August 31, 2015
U.S. federal	$—	$—	$—
State and local	1	—	1
	$1	$—	$1

	Current	Deferred	Total
Year ended August 31, 2014
U.S. federal	$—	$—	$—
State and local	1	—	1
	$1	$—	$1

Income tax expense differs from the amount computed by applying the federal corporate income tax rate of 34% to the loss before income taxes due to the following:

	Year Ended August 31, 2015	Year Ended August 31, 2014
Computed “expected” tax expense	$(9,584)	$(9,969)
Increase (reduction) in income taxes resulting from:
Stock-based compensation	625	774
State and local income taxes, net of federal income tax benefit	1	1
Foreign rate differential	—	—
Warrants modification and changes in fair value	—	—
Other	21	12
Change in valuation allowance	8,937	9,183
Income tax expense	$1	$1

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(9) Income Taxes  – (continued)

The following table summarizes the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at each period end:

	August 31, 2015	August 31, 2014
Deferred tax assets:
Accrued liabilities	$240	$279
Other assets	157	169
Inventory capitalization	266	446
Deferred revenue	348	139
Total current deferred tax assets	1,011	1,031
Noncurrent assets:
Depreciation	1,834	2,310
Inventory reserves	2,973	2,689
Deferred rent	22	29
Other assets	1,013	859
Net operating loss carryforward	112,373	101,485
Federal and state tax credit carryforward	8,919	8,919
Total noncurrent deferred tax assets	127,133	116,291
Total deferred tax assets	128,145	117,323
Less valuation allowance	(128,145)	(117,323)
Net deferred tax assets	$—	$—

As of August 31, 2015 the Company had $273,908 of federal, $196,789 of state and $25,833 of foreign net operating loss (NOL) carryforwards available to offset future taxable income, if any, which expire in varying amounts from 2018 through 2035 for federal tax purposes and from 2015 through 2035 for state tax purposes if unused. The carryforward period for the foreign NOL is indefinite. The excess tax benefits associated with the exercise of non-qualified stock options, restricted stock grants, and disqualifying dispositions of incentive stock option stock, for 2015 and 2014 in the amount of $911 and $957, respectively, did not reduce the current income taxes payable and, accordingly, are not included in the deferred tax asset relating to NOL carryforwards, but are included with the federal and state NOL carryforwards. In addition, the Company has alternative minimum tax (AMT) for state income tax purposes of approximately $17 and research and development tax carryforwards for federal income tax purposes of approximately $8,907, which are available to offset future tax liabilities, if any, through 2029.

In accordance with Internal Revenue Code (IRC) Sections 382 and 383, the annual utilization of net operating loss carryforwards and credits is limited if a change in control occurs, including a change resulting from an initial public offering. The Company has not completed a Section 382 analysis to determine if a change in ownership has occurred. Until such analysis is completed, there are no assurances that the existing net operating loss carryforwards or credits are not subject to significant limitation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the historical taxable income (loss) and projections for future taxable income (loss) over the periods in which the deferred tax assets are deductible, management believes it is more likely that the Company will not realize the benefits of these deductible differences. Accordingly, the Company has established a full valuation allowance of $128,145 and $117,323 for the years ended August 31, 2015 and 2014, respectively.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(10) 401(k) Benefit Plan

The Company has a 401(k) profit sharing plan (the Plan) which covers substantially all employees of the Company. Plan participants may make voluntary contributions of up to 60% of their earnings up to the statutory limit. The Company will match 50% of each employee contribution up to a maximum of 4% of the employee’s salary in matching funds per pay period. The matching contribution vests over a three-year service period; 25% vests immediately and an additional 25% vests for each year of service to the Company thereafter over the next three years. The Company recorded expense of $132 and $207 in 2015 and 2014, respectively. The Company made no discretionary contributions in any year.

(11) Commitments and Contingencies

The Company leases certain of its facilities and equipment under various noncancelable operating leases expiring through 2020. The leases on the facilities contains provisions for future rent increases. The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is reflected as a separate line item in the accompanying consolidated balance sheets as of August 31, 2015 and 2014.

In connection with one of its facilities leases, the Company received a reimbursement for leasehold improvements of $270. This reimbursement is a lease incentive which has been recognized as a liability in deferred rent and is being amortized to rent expense on a straight-line basis over the lease term. Total rental expense recognized during each period was $457 and $440 for 2015 and 2014, respectively.

Future minimum payments under noncancelable operating leases as of August 31, 2015 are as follows:

Operating leases
2016	$621
2017	606
2018	618
2019	631
2020	51
Total minimum lease payments	$2,527

(12) Research Collaboration Agreements

The Company has a number of research agreements with academic collaborators, including among others, TAMU, Noble, and the Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences. In connection with these agreements, the Company receives certain exclusive options or licensing rights to technology and intellectual property developed under these agreements. The Company expenses amounts under these agreements to research and development expense in the period in which the services are rendered. The Company also licenses technology from third parties. Initial payments under these license agreements are capitalized and expensed on a straight-line basis over the license term.

Noble Agreement

In May 2006, the Company entered into a collaboration agreement with Noble to establish a research program. Under the Noble Agreement, the Company agreed to fund certain research activities undertaken by Noble in an amount up to $3,800 through July 31, 2012 and granted Noble a warrant to purchase 16,667 shares of the Company’s common stock for an exercise price of $240.00 per share (see Note (9)). Additional projects may be added under the agreement, if agreed to by both parties.

Under the collaboration agreement, in August 2012 the Company agreed to fund certain research activities undertaken by Noble through July 31, 2013 and 2014 of $82.7 and $85.3 per year, respectively.

CERES, INC.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

(12) Research Collaboration Agreements  – (continued)

TAMU Agreement

In August 2007, the Company entered into a Sponsored Research and Intellectual Property Rights agreement with TAMU to establish a research program. Under the agreement, the Company agreed to fund certain research activities undertaken by TAMU in an amount up to $5,100 through 2012 and granted TAMU a warrant to purchase 8,333 shares of the Company’s common stock for an exercise price of $240.00 per share (see Note (9)).

On September 24, 2011, the Company entered into an Amended and Restated Sponsored Research Agreement and an Amended and Restated Intellectual Property Rights Agreement (the “IP Rights Agreement”) with TAMU which both expire on September 23, 2026. The specific research projects and budgets undertaken pursuant to such agreement will be determined by an Executive Committee comprised of two members from each of TAMU and the Company as set forth in the Amended and Restated Sponsored Research Agreement. In December 2011, pursuant to the IP Rights Agreement, the Company issued warrants to TAMU to purchase 8,333 shares of common stock at an exercise price of $114.40 per share (see Note (9)).

At August 31, 2015, the future minimum payments under the Company’s research collaboration agreements are as follows:

2016	$602
2017	50
$652

2,960,530 Class A Units consisting of Common Stock and warrants and 4,750 Class B Units consisting of shares of Series A-1
convertible preferred stock and warrants (and 15,460,630 shares of
Common Stock underlying shares of Series A-1 convertible
preferred stock and warrants)

PROSPECTUS

LADENBURG THALMANN

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses payable by us in connection with the sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Amounts to be Paid
SEC registration fee	$1,711.90
Transfer Agent and Registrar fees and expenses	$5,000
NASDAQ fees	$22,300
FINRA filing fee	$3,000
Printing expenses	$20,000
Legal fees and expenses	$350,000
Accounting fees and expenses	$160,000
Miscellaneous fees and expenses	$37,988
TOTAL	$600,000

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, provides that a corporation may, in its original certificate of incorporation or an amendment thereto, eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our bylaws and the indemnification agreements we entered into with our directors and officers provide for indemnification of the officers and directors to the full extent permitted by the DGCL.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since September 1, 2012, we have issued the following securities that were not registered under the Securities Act:

(1)	On July 30, 2015, in a private placement we issued for no additional consideration warrants to purchase 1,200,000 shares of our Common Stock to certain institutional investors in a concurrent SEC-registered offering of Common Stock. The warrants are exercisable beginning on January 30, 2016 at an exercise price equal to $1.62 per share of Common Stock. The warrants expire on January 30, 2021.
(2)	On July 30, 2015, in a private placement we issued warrants to purchase 24,000 shares of our Common Stock to the representative in compensation for its services as a placement agent in connection with a concurrent SEC-registered offering and a private placement. The warrants are exercisable beginning on July 30, 2016 at an exercise price equal to $1.944 per share of Common Stock. The warrants expire on July 30, 2020.
(3)	On August 26, 2015, in a private placement we issued warrants to purchase 1,198,859 shares of our Common Stock to certain institutional investors in a concurrent SEC-registered offering of Common Stock. The warrants were sold at a price of $0.125 per share of Common Stock issuable upon exercise of the warrants. The warrants are exercisable beginning on February 26, 2016 at an exercise price equal to $1.22 per share of Common Stock. The warrants expire on February 26, 2021.
(4)	On August 26, 2015, in a private placement we issued warrants to purchase 31,970 shares of our Common Stock to the representative in compensation for its services as a placement agent in connection with a concurrent SEC-registered offering and a private placement. The warrants are exercisable beginning on August 26, 2016 at an exercise price equal to $1.83 per share of Common Stock. The warrants expire on August 26, 2020.

The issuances of warrants described in items (1) through (4) above were deemed exempt from registration under Section 4(a)(2) or Regulation D of the Securities Act. The recipients of securities in the transactions exempt under Section 4(a)(2) or Regulation D of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments issued in such transactions.

Item 16. Exhibits.

See Exhibit Index.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(5)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(6)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-1 and has duly caused this Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thousand Oaks, State of California, on December 10, 2015.

CERES, INC.

/s/ Paul Kuc

Paul Kuc
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Cheryl Morley	Chair of the Board	December 10, 2015
* Pascal Brandys	Director	December 10, 2015
* Aflalo Guimaraes	Director	December 10, 2015
* Richard Flavell, PhD, FRS, CBE	Director	December 10, 2015
* Richard Hamilton, PhD	President, Chief Executive Officer and Director (Principal Executive Officer)	December 10, 2015
* Thomas Kiley	Director	December 10, 2015
* Robert Goldberg, PhD	Director	December 10, 2015
/s/ Paul Kuc Paul Kuc	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 10, 2015
* /s/ Paul Kuc Paul Kuc	Attorney-in-Fact	December 10, 2015

INDEX TO EXHIBITS

		Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Form of Underwriting Agreement.				X
1.2	Placement Agency Agreement dated as of July 26, 2015, by and between Ceres, Inc. and Ladenburg Thalmann & Co. Inc.	8-K	1.1	7/30/2015
1.3	Placement Agency Agreement dated as of August 20, 2015, by and between Ceres, Inc. and Ladenburg Thalmann & Co. Inc.	8-K	1.1	8/26/2015
3.1	Amended and Restated Certificate of Incorporation of Ceres, Inc.	10-Q	3.1	4/12/2012
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Ceres, Inc. filed with the Secretary of State of the State of Delaware on March 11, 2014 and effective as of March 11, 2014.	8-K	3.1	3/11/2014
3.1.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Ceres, Inc. filed with the Secretary of State of the State of Delaware on April 8, 2015 and effective as of April 8, 2015.	8-K	3.1	4/8/2015
3.2	Form of Certificate of Designation of the Series A-1 Convertible Preferred Stock				X
3.3	Amended and Restated Bylaws of Ceres, Inc.	10-Q	3.2	4/12/2012
4.1	Form of Ceres, Inc. Common Stock Certificate.	S-1/A	4.1	1/17/2012
4.2	Warrant to Purchase Shares of Series E Preferred Stock issued to Silicon Valley Bank, dated August 16, 2004, as amended.	S-1/A	4.2	7/25/2011
4.2.1	Amendment No. 2 to Warrant to Purchase Shares of Series E Preferred Stock issued to Silicon Valley Bank, dated August 16, 2004, as amended.	10-K	4.2.1	11/20/2012
4.3	Warrants to Purchase Shares of Series F Preferred Stock issued to Silicon Valley Bank, dated March 1, 2010.	S-1/A	4.5	7/25/2011
4.3.1	Amendment No. 1 to Warrant to Purchase Shares of Series F Preferred Stock issued to Silicon Valley Bank, dated March 1, 2010 (6,153.67 shares).	10-K	4.3.1	11/20/2012
4.3.2	Amendment No. 1 to Warrant to Purchase Shares of Series F Preferred Stock issued to Silicon Valley Bank, dated March 1, 2010 (8,205 shares).	10-K	4.3.2	11/20/2012
4.4	Warrant to Purchase Shares of Common Stock issued to The Samuel Roberts Noble Foundation, Inc., dated November 28, 2006, as amended.	S-1/A	4.3	9/16/2011
4.5	Warrant to Purchase Shares of Common Stock issued to The Texas A&M University System, dated July 18, 2008, as amended.	S-1/A	4.4	7/25/2011
4.6	Warrant to Purchase Shares of Common Stock issued to The Texas A&M University System, dated December 19, 2011.	S-1/A	4.10	1/17/2012

		Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
4.7	Amended and Restated Investors’ Rights Agreement, dated June 25, 2010, by and among Ceres, Inc. and the stockholders named therein.	S-1	4.6	5/23/2011
4.8	Form of Series F Original Warrant.	10-K	4.8	11/20/2012
4.8.1	Form of Series F Original Warrant, as amended.	S-1/A	4.7	8/23/2011
4.9	Form of Series G Original Warrant, as amended.	S-1/A	4.8	8/23/2011
4.10	Form of Convertible Note	S-1/A	4.9	8/23/2011
4.10.1	Amendment No. 1 to Convertible Notes, dated January 10, 2012	S-1/A	4.11	1/17/2012
4.11	Common Stock Purchase Warrant Agreement, dated March 10, 2014, between Ceres, Inc. and certain affiliated designees of Aegis Capital Corp.	8-K	4.1	8/20/2012
4.12	Form of Investor Warrant, dated July 30, 2015	8-K	4.1	7/30/2015
4.13	Form of Placement Agent Warrant, dated July 30, 2015	8-K	4.2	7/30/2015
4.14	Form of Investor Warrant, dated August 26, 2015	8-K	4.1	8/26/2015
4.15	Form of Placement Agent Warrant, dated August 26, 2015	8-K	4.2	8/26/2015
+4.16	Form of Investor Warrant
+4.17	Form of Warrant for the Representative
4.18	Form of Preferred Stock Certificate				X
+5.1	Opinion of Shearman & Sterling LLP.
10.1	Ceres, Inc. 2000 Stock Option/Stock Issuance Plan, as amended.	8-K	10.1	8/20/2012
10.2	Form of Stock Option Agreement under the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan.	S-1/A	10.2	7/25/2011
10.3	Form of Stock Purchase Agreement under the Ceres, Inc. 2000 Stock Option/Stock Issuance Plan.	S-1/A	10.3	10/14/2011
10.4	Ceres, Inc. 2010 Stock Option/Stock Issuance Plan.	S-1/A	10.4	5/23/2011
10.5	Form of Stock Option Agreement under the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan.	S-1/A	10.5	7/25/2011
10.6	Form of Stock Purchase Agreement under the Ceres, Inc. 2010 Stock Option/Stock Issuance Plan.	S-1/A	10.6	9/16/2011
10.7	Form of Securities Purchase Agreement, dated as of July 26, 2015, by and among Ceres, Inc. and certain investors	8-K	10.1	7/30/2015
10.8	Form of Securities Purchase Agreement, dated as of August 20, 2015, by and among Ceres, Inc. and certain investors	8-K	10.1	8/26/2015
10.9	Form of Registration Rights Agreement, dated as of July 30, 2015, by and among Ceres, Inc. and certain investors	8-K	10.2	7/30/2015
10.10	Form of Registration Rights Agreement Amendment, dated as of August 26, 2015, by and among Ceres, Inc. and certain investors	8-K	10.2	8/26/2015

		Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
10.11	Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan	8-K	10.1	2/13/2013
10.12	Ceres, Inc. Performance Incentive Plan.	S-1/A	10.31	10/14/2011
10.13	Form of Stock Option Grant Notice and Option Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan.	S-1/A	10.32	1/17/2012
10.14	Form of Restricted Stock Grant Notice and Restricted Stock Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan.	10-K	10.10	11/20/2012
10.14.1	Form of Stock Payment Grant Notice and Stock Payment Award Agreement under the Amended and Restated Ceres, Inc. 2011 Equity Incentive Plan.	10-K	10.10.1	11/26/2013
10.15	Form of Indemnification Agreement between Ceres, Inc. and its directors and officers.	S-1/A	10.36	1/25/2012
10.16	Employment Agreement between Ceres, Inc. and Richard Hamilton, dated September 1, 2011.	S-1/A	10.23	9/16/2011
10.17	Employment Agreement between Ceres, Inc. and Paul Kuc, dated September 1, 2011.	S-1/A	10.24	9/16/2011
10.18	Employment Agreement between Ceres, Inc. and Wilfriede van Assche, dated September 1, 2011.	S-1/A	10.26	9/16/2011
10.19	Exclusive Consultancy Agreement between Ceres, Inc. and Richard Flavell, dated October 11, 2011.	10-K	10.16	11/20/2012
10.20	Exclusive Consulting Agreement between Ceres, Inc. and Robert Goldberg, dated June 19, 2013.	10-Q	10.1	7/11/2013
10.21	Agricultural Lease Agreement between John & Connie Giesenschlag and Ceres, Inc. dated April 1, 2008	S-1	10.9	7/25/2011
10.22	Ground Lease Agreement between John & Connie Giesenschlag and Ceres, Inc. dated April 1, 2008	S-1	10.10	5/23/2011
†10.23	Exclusive License Agreement between Cambridge University Technical Services, Ltd. and Ceres, Inc., dated November 1, 2001.	S-1/A	10.11	10/14/2011
†10.24	Sponsored Research Agreement between The Texas Agricultural Experiment Station of The Texas A&M University System and Ceres, Inc., dated August 29, 2007, as amended.	S-1/A	10.12	1/17/2012
†10.24.1	Amended and Restated Sponsored Research Agreement between Texas AgriLife Research (f/k/a The Texas Agricultural Experiment Station of The Texas A&M University System) and Ceres, Inc., dated September 24, 2011.	S-1/A	10.34	12/19/2011
10.25	Intellectual Property Rights Agreement between The Texas Agricultural Experiment Station of The Texas A&M University System and Ceres, Inc., dated August 29, 2007.	S-1/A	10.13	12/19/2011

		Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
†10.25.1	Amended and Restated Intellectual Property Rights Agreement between The Texas Agricultural Experiment Station of The Texas A&M University System and Ceres, Inc., dated September 24, 2011.	S-1/A	10.35	12/29/2011
†10.26	Material Transfer and Evaluation Agreements between The Texas A&M University System and Ceres, Inc., dated April 23, 2008.	S-1/A	10.14	8/29/2011
†10.26.1	Amendment No. 2 to Material Transfer and Evaluation Agreement between The Texas A&M University System and Ceres, Inc., dated April 23, 2008 (MTA-001018)	8-K	10.1	1/10/2013
†10.26.2	Amendment No. 2 to Material Transfer and Evaluation Agreement between The Texas A&M University System and Ceres, Inc., dated April 23, 2008 (MTA-001019)	8-K	10.1	1/10/2013
†10.27	Line License Agreement between The Texas A&M University System and Ceres, Inc., dated October 16, 2009.	S-1/A	10.15	10/14/2011
†10.28	Line License Agreement between Ceres, Inc. and The Texas A&M University System, dated July 12, 2011.	S-1/A	10.30	8/29/2011
†10.28.1	Amendment No. 1 to Line License Agreement between Ceres, Inc. and The Texas A&M University System, dated July 12, 2011.	10-K	10.25.1	11/20/2012
†10.29	Master Research Agreement between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated May 19, 2006.	S-1/A	10.26	1/25/2012
†10.28.1	Schedule 7 to Master Research Agreement between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated May 19, 2006.	10-K	10.10	11/20/2012
†10.29	Evaluation, Production and License Agreement between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated May 19, 2006.	S-1/A	10.17	10/14/2011
†10.31	License Agreement for NF/GA992 and NF/GA993 between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated December 1, 2008.	S-1/A	10.18	10/14/2011
†10.32	License Agreement for NF/GA002 between The Samuel Roberts Noble Foundation, Inc. and Ceres, Inc., dated September 1, 2009.	S-1/A	10.19	10/14/2011
†10.33	Collaboration Agreement between the Institute of Biological, Environmental and Rural Sciences of Aberystwyth University and Ceres, Inc., dated April 1, 2007, as amended.	S-1/A	10.20	1/25/2012
†10.34.1	Amendment IV to the Schedule I to the Collaboration Agreement between the Institute of Biological, Environmental, and Rural Sciences of Aberystwyth University in Wales, U.K. and Ceres, Inc., dated April 1, 2007.	10-Q	10.1	7/12/2012

		Where Located
Exhibit No.	Description of Exhibit	Form	Exhibit No.	Filing Date	Filed Herewith
†10.34.2	Amendment V to the Schedule I to the Collaboration Agreement between the Institute of Biological, Environmental, and Rural Sciences of Aberystwyth University in Wales, U.K. and Ceres, Inc., dated April 1, 2007.	10-K	10.30.2	11/26/2013
†10.35	Collaboration Agreement between Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences and Ceres, Inc., dated November 15, 2007, as amended.	S-1/A	10.21	12/19/2011
10.34.1	Amendment III to the Collaboration Agreement between Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences and Ceres, Inc., dated November 15, 2007, as amended.	10-Q	10.1	7/12/2012
10.34.2	Amendment IV to the Collaboration Agreement between Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences and Ceres, Inc., dated November 15, 2007, as amended.	10-K	10.31.2	11/20/2012
†10.35	Enabling Technology License Agreement between Ceres, Inc. and Monsanto Company, dated April 1, 2002.	S-1/A	10.29	7/5/2011
10.36	Convertible Note Purchase Agreement among Ceres, Inc. and the investors named therein, dated August 1, 2011	S-1/A	10.33	11/10/2012
21.1	List of Subsidiaries	10-K	21.1	11/23/2015
+23.1	Consent of KPMG LLP
+23.2	Consent of Shearman and Sterling LLP (included in Exhibit 5.1).
+24.1	Power of Attorney.
+101.INS	XBRL Instance Document.
+101.SCH	XBRL Taxonomy Extension Schema Document.
+101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
+101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
+101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
+101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

†	Certain provisions of this exhibit have been omitted pursuant to a request for confidential treatment.
+	Previously filed.